Key metrics
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Credit Suisse (CHF million)
Net revenues	5,776	6,190	5,387	(7)	7
Provision for credit losses	568	146	81	289	–
Total operating expenses	4,007	4,830	4,244	(17)	(6)
Income before taxes	1,201	1,214	1,062	(1)	13
Net income attributable to shareholders	1,314	852	749	54	75
Cost/income ratio (%)	69.4	78.0	78.8	–	–
Effective tax rate (%)	(9.2)	29.7	29.5	–	–
Basic earnings per share (CHF)	0.53	0.34	0.29	56	83
Diluted earnings per share (CHF)	0.52	0.33	0.29	58	79
Return on equity (%)	11.7	7.6	6.9	–	–
Return on tangible equity (%)	13.1	8.6	7.8	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,370.5	1,507.2	1,427.0	(9.1)	(4.0)
Net new assets	5.8	9.9	34.6	(41.4)	(83.2)
Balance sheet statistics (CHF million)
Total assets	832,166	787,295	793,636	6	5
Net loans	302,674	296,779	292,970	2	3
Total shareholders' equity	48,675	43,644	43,825	12	11
Tangible shareholders' equity	43,792	38,690	38,794	13	13
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.1	12.7	12.6	–	–
CET1 leverage ratio	4.2	4.0	4.1	–	–
Tier 1 leverage ratio	5.8	5.5	5.2	–	–
Share information
Shares outstanding (million)	2,399.0	2,436.2	2,507.8	(2)	(4)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0
of which treasury shares	(157.0)	(119.8)	(48.2)	31	226
Book value per share (CHF)	20.29	17.91	17.48	13	16
Tangible book value per share (CHF)	18.25	15.88	15.47	15	18
Market capitalization (CHF million)	19,582	32,451	29,415	(40)	(33)
Number of employees (full-time equivalents)
Number of employees	48,500	47,860	46,200	1	5
See relevant tables for additional information on these metrics.

Financial Report 1Q20

Financial Report 1Q20
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 48,500 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business, which provides a broad range of services through our equities and fixed income sales and trading businesses, also supports our wealth management activities and deals extensively with a broader range of global institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management

Operating environment
Global economic output contracted in 1Q20. Global equity markets ended the quarter significantly lower and volatility was high. Major government bond yields decreased further and the US dollar performed well against most major currencies.
COVID-19
The rapid spread of COVID-19 across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures which quickly closed down activity and increased economic disruption globally. World markets were severely negatively impacted, with multiple industries, including energy, industrials, retail and leisure, significantly affected. The containment measures introduced to address the COVID-19 outbreak will almost certainly send the world economy into a recession in at least the first half of 2020. However, major central banks and governments around the world have responded by implementing unprecedented monetary and fiscal policy stimulus measures. We are closely monitoring the spread of COVID-19 and the effects on our operations and business.
> Refer to “COVID-19 and related regulatory measures” in Credit Suisse – Other information for further information.
Economic environment
Global economic output contracted in 1Q20 as countries responded to the COVID-19 pandemic by implementing policies that restrict economic activity. Business surveys, consumer spending, investment and trade all declined sharply in China in February, but rebounded in March. Similar indicators fell very sharply in March in other major economies, including in the US and the eurozone. Unemployment rose sharply in the US and the service sector in particular was adversely impacted. A number of major economies implemented substantial fiscal packages to support businesses and households.
The US Federal Reserve (Fed) implemented 150 basis points of interest rate cuts, trillions of dollars in new securities repurchase operations and restarted treasury and mortgage quantitative easing. The European Central Bank (ECB) eased the terms of financing to credit institutions and increased asset purchase commitments. The Bank of England (BoE) cut rates and increased asset purchases. The Swiss National Bank (SNB) and the Bank of Japan kept policy rates unchanged. A wide range of central banks in emerging economies cut interest rates.
COVID-19 and its implications for the global economy had a substantial impact on equity market prices globally. The US equity market declined 20% compared to 4Q19. European equity markets underperformed the US equity market. The Swiss equity market declined 11% and was one of the strongest equity markets. In emerging markets, stocks in Latin America in particular decreased significantly, whereas Chinese equities showed more resilience (refer to the charts under "Equity markets"). Healthcare, IT and consumer staples outperformed relative to energy, financials and materials, which were the worst underperformers. The Chicago Board Options Exchange Market Volatility Index (VIX) increased significantly in 1Q20 and reached extreme levels in March 2020 (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index decreased 9.0% in 1Q20.

In fixed income, government bonds delivered positive returns against a backdrop of robust central bank asset purchase programs in response to rising recession concerns. Liquidity in US treasury bonds normalized towards the end of 1Q20, but less so in broader credit markets. US treasury 10-year yields reached a historic low of less than 1.0%. In credit, spreads widened significantly but tightened modestly after central banks relaunched unlimited quantitative easing. While both global developed and emerging market corporate investment-grade bonds showed negative single-digit returns in 1Q20, the investment-grade segment still outperformed high yield and emerging markets hard currency bonds (refer to the charts under “Yield curves” and “Credit spreads” for further information).
Foreign exchange markets were characterized by elevated volatility following the COVID-19 outbreak. The Fed’s rapid shift towards a more accommodative monetary policy resulted in initial US dollar weakness in 1Q20. This reversed abruptly through a surge in demand for US dollar liquidity and the global equity markets sell-off. The euro declined 2.3% against the US dollar in 1Q20. In line with the uncertain market environment, safe haven currencies such as Japanese yen and Swiss franc gained against other more cyclical G10 and emerging market currencies. The SNB increased foreign exchange interventions substantially to limit appreciation pressures on the Swiss franc against the euro. Finally, oil-sensitive currencies were significantly impacted by a sharp decrease in oil prices.
The Credit Suisse Commodity Benchmark recorded a sharp decline of 36% in 1Q20, as global industrial activity came to a sudden standstill amid global lock-down measures due to the COVID-19 pandemic. The energy sub-sector recorded the largest decrease as oil markets faced not only a sharp reduction in demand but also a supply shock as the Organization of Petroleum Exporting Countries (OPEC) and Russia abandoned an agreement to curtail production in 1Q20. Base metals, which are typically more cyclical and dependent on Chinese activity, were down as well amid growing recession concerns. The agriculture sector was more stable as food consumption was less affected by the COVID-19 outbreak. Meanwhile, gold benefited from its safe haven role.

Market volumes (growth in %)
	Global
end of 1Q20	QoQ	YoY
Equity trading volume [1]	62	45
Announced mergers and acquisitions [2]	(35)	(34)
Completed mergers and acquisitions [2]	(35)	(36)
Equity underwriting [2]	(40)	(1)
Debt underwriting [2]	23	0
Syndicated lending – investment grade [2]	(25)	(19)
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Global bank stocks ended 1Q20 35% lower compared to 4Q19 and underperformed global stocks by 15%. European bank stocks ended the quarter 38% lower, slightly underperforming North American banks, which declined 37%.
In private banking, until the outbreak of the COVID-19 pandemic, the industry had experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. With the spread of COVID-19, however, the immediate outlook for the sector is uncertain. While there have been some short-term benefits from higher market volatility and increased client trading activity, the negative effects from distressed equity markets, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact the private banking sector’s performance in future quarters. The significant decline in equity markets, amongst other factors, has eroded the sector’s assets under management and is likely to influence the behavior of investors.
In investment banking, equity trading volumes increased significantly globally and in Europe compared to 4Q19 and 1Q19. Announced and completed mergers and acquisitions (M&A) decreased globally compared to 4Q19 and also compared to 1Q19. Equity underwriting volumes decreased globally compared to 4Q19 and were slightly lower compared to 1Q19. Debt underwriting volumes increased globally compared to 4Q19 and decreased slightly compared to 1Q19. Compared to 4Q19 and 1Q19, syndicated lending decreased. Total US fixed income trading volumes were higher compared to 4Q19 and 1Q19, mainly driven by an increase in mortgage-backed volumes and treasury volumes.

Credit Suisse
In 1Q20, we recorded net income attributable to shareholders of CHF 1,314 million. Return on equity and return on tangible equity were 11.7% and 13.1%, respectively. As of the end of 1Q20, our CET1 ratio was 12.1%.
Results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,534	1,702	1,532	(10)	0
Commissions and fees	2,927	2,865	2,612	2	12
Trading revenues [1]	927	568	840	63	10
Other revenues	388	1,055	403	(63)	(4)
Net revenues	5,776	6,190	5,387	(7)	7
Provision for credit losses	568	146	81	289	–
Compensation and benefits	2,316	2,590	2,518	(11)	(8)
General and administrative expenses	1,346	1,916	1,413	(30)	(5)
Commission expenses	345	324	313	6	10
Total other operating expenses	1,691	2,240	1,726	(25)	(2)
Total operating expenses	4,007	4,830	4,244	(17)	(6)
Income before taxes	1,201	1,214	1,062	(1)	13
Income tax expense/(benefit)	(110)	361	313	–	–
Net income	1,311	853	749	54	75
Net income/(loss) attributable to noncontrolling interests	(3)	1	0	–	–
Net income attributable to shareholders	1,314	852	749	54	75
Statement of operations metrics (%)
Return on regulatory capital	10.8	10.6	9.5	–	–
Cost/income ratio	69.4	78.0	78.8	–	–
Effective tax rate	(9.2)	29.7	29.5	–	–
Earnings per share (CHF)
Basic earnings per share	0.53	0.34	0.29	56	83
Diluted earnings per share	0.52	0.33	0.29	58	79
Return on equity (%, annualized)
Return on equity	11.7	7.6	6.9	–	–
Return on tangible equity [2]	13.1	8.6	7.8	–	–
Book value per share (CHF)
Book value per share	20.29	17.91	17.48	13	16
Tangible book value per share [2]	18.25	15.88	15.47	15	18
Balance sheet statistics (CHF million)
Total assets	832,166	787,295	793,636	6	5
Risk-weighted assets	300,580	290,463	290,098	3	4
Leverage exposure	869,706	909,994	901,814	(4)	(4)
Number of employees (full-time equivalents)
Number of employees	48,500	47,860	46,200	1	5
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
1Q20 results
In 1Q20, Credit Suisse reported net income attributable to shareholders of CHF 1,314 million compared to CHF 749 million in 1Q19 and CHF 852 million in 4Q19. In 1Q20, Credit Suisse reported income before taxes of CHF 1,201 million, compared to CHF 1,062 million in 1Q19 and CHF 1,214 million in 4Q19. 1Q20 included a gain of CHF 268 million related to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform (as described below).
The COVID-19 outbreak had an impact on our results in 1Q20, and we are closely monitoring the spread of the pandemic and the effects on our operations and business.
Results details
Net revenues
In 1Q20, we reported net revenues of CHF 5,776 million, which increased 7% compared to 1Q19, primarily reflecting higher net revenues in Asia Pacific, Swiss Universal Bank and Global Markets, partially offset by lower net revenues in Investment Banking & Capital Markets. The increase in Asia Pacific was mainly driven by significantly higher revenues in its Markets businesses across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in its advisory, underwriting and financing business mainly due to unrealized mark-to-market losses on its fair-valued lending portfolio. The increase in Swiss Universal Bank was driven by higher transaction-based revenues, slightly higher net interest income and higher recurring commissions and fees. The increase in Global Markets was primarily driven by increased fixed income and equity sales and trading activity due to high levels of volatility, widened credit spreads, record low interest rates and significant equity market price moves as the COVID-19 outbreak spread. The decrease in Investment Banking & Capital Markets was driven by unrealized mark-to-market losses in its leveraged finance underwriting portfolio and net losses on hedges for its uncollateralized corporate derivatives exposure. Revenues in International Wealth Management included a gain of CHF 218 million related to the completed transfer of the InvestLab fund platform.
1Q20 included negative net revenues of CHF 73 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 4Q19, net revenues decreased 7%, primarily reflecting lower net revenues in Swiss Universal Bank, Investment Banking & Capital Markets and International Wealth Management, partially offset by higher net revenues in Global Markets. The decrease in Swiss Universal Bank mainly reflected lower other revenues, partially offset by higher transaction-based revenues. The decrease in Investment Banking & Capital Markets was driven by lower revenues from debt underwriting, advisory and other fees and equity underwriting. The decrease in International Wealth Management was driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. The increase in Global Markets was driven by significantly higher fixed income and equity sales and trading revenues due to higher volatility as well as a seasonal increase in client activity, partially offset by the increased losses in other revenues.
Provision for credit losses
In 1Q20, provision for credit losses was CHF 568 million, primarily driven by negative developments in our corporate lending portfolio, including increased drawdowns on loan commitments and the impact from the expected deterioration of macro-economic factors across multiple industries under the new current expected credit loss (CECL) methodology. We recorded provisions for credit losses of CHF 155 million in Investment Banking & Capital Markets, CHF 150 million in Global Markets, CHF 124 million in Swiss Universal Bank, CHF 97 million in Asia Pacific and CHF 39 million in International Wealth Management.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Compensation and benefits	495	590	398	600	292	(59)	2,316
Total other operating expenses	301	336	278	550	114	112	1,691
of which general and administrative expenses	245	277	210	416	110	88	1,346
Total operating expenses	796	926	676	1,150	406	53	4,007
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Return on regulatory capital (%)	17.7	33.9	17.9	9.6	(43.4)	–	10.8
Cost/income ratio (%)	52.8	61.7	66.0	70.6	221.9	–	69.4
Total assets	237,733	93,262	102,109	241,242	24,466	133,354	832,166
Goodwill	602	1,462	1,459	455	626	0	4,604
Risk-weighted assets	80,293	44,949	38,450	69,104	25,333	42,451	300,580
Leverage exposure	269,324	101,466	110,218	293,239	43,423	52,036	869,706
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122	6,190
Provision for credit losses	43	16	11	31	39	6	146
Compensation and benefits	482	608	410	621	302	167	2,590
Total other operating expenses	337	384	281	612	150	476	2,240
of which general and administrative expenses	283	324	219	488	145	457	1,916
Total operating expenses	819	992	691	1,233	452	643	4,830
Income/(loss) before taxes	886	632	235	48	(60)	(527)	1,214
Return on regulatory capital (%)	26.8	40.1	16.2	1.4	(6.6)	–	10.6
Cost/income ratio (%)	46.9	60.5	73.7	94.0	104.9	–	78.0
Total assets	232,729	93,059	107,660	214,019	17,819	122,009	787,295
Goodwill	607	1,494	1,476	457	629	0	4,663
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369	290,463
Leverage exposure	264,987	100,664	115,442	257,407	42,590	128,904	909,994
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)	5,387
Provision for credit losses	29	10	17	11	8	6	81
Compensation and benefits	475	578	388	636	311	130	2,518
Total other operating expenses	325	306	266	543	130	156	1,726
of which general and administrative expenses	270	252	209	415	127	140	1,413
Total operating expenses	800	884	654	1,179	441	286	4,244
Income/(loss) before taxes	550	523	183	282	(93)	(383)	1,062
Return on regulatory capital (%)	17.1	35.4	13.5	8.9	(10.6)	–	9.5
Cost/income ratio (%)	58.0	62.4	76.6	80.1	123.9	–	78.8
Total assets	228,664	93,968	105,868	227,482	17,494	120,160	793,636
Goodwill	619	1,560	1,518	467	643	0	4,807
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	50,053	290,098
Leverage exposure	259,380	100,552	110,684	259,420	42,161	129,617	901,814

Total operating expenses
Compared to 1Q19, total operating expenses of CHF 4,007 million decreased 6%, primarily reflecting an 8% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation, and a 5% decrease in general and administrative expenses, mainly driven by lower expenses related to real estate disposals and lower professional services fees.
Compared to 4Q19, total operating expenses decreased 17%, primarily reflecting a 30% decrease in general and administrative expenses, mainly due to lower litigation provisions, professional services fees and expenses related to real estate disposals, and an 11% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation. Litigation provisions in 4Q19 were mainly in connection with mortgage-related matters recorded in the Corporate Center.
Income tax
In 1Q20, the income tax benefit of CHF 110 million mainly reflected the impact of the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF 180 million, the impact of previously unrecognized tax benefits of CHF 157 million relating to the resolution of interest cost deductibility with and between international tax authorities. Additionally, a change in US tax rules relating to federal net operating losses (NOLs), where federal NOLs generated in tax years 2018, 2019 or 2020 can be carried back for five years instead of no carry back before, and, also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50%. These two rule changes resulted in a benefit of CHF 141 million. The impact of these one-time benefits offset the negative impact of the geographical mix of results, non-deductible funding costs and other tax adjustments of a recurring nature. The Credit Suisse effective tax rate was (9.2)% in 1Q20 compared to 29.7% in 4Q19. Overall, net deferred tax assets decreased CHF 696 million to CHF 3,180 million during 1Q20, primarily driven by the tax impact related to the fair value movement, i.e., a credit spread widening on our fair valued option elected own debt instruments.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial results, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 1Q20.
Regulatory capital
As of the end of 1Q20, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.1% and our risk-weighted assets (RWA) were CHF 300.6 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balances sheet for further information on regulatory capital.
Employees and other headcount
In 1Q20, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 48,500 Group employees as of the end of 1Q20, a net increase of 640 compared to 4Q19, primarily reflecting increases in Swiss Universal Bank, Asia Pacific and Investment Banking & Capital Markets, partially offset by decreases in the Corporate Center and International Wealth Management. The number of outsourced roles, contractors and consultants decreased by 530 compared to 4Q19.
Employees and other headcount
end of	1Q20	4Q19	1Q19
Employees (full-time equivalents)
Swiss Universal Bank	13,090	12,350	11,980
International Wealth Management	10,270	10,490	10,400
Asia Pacific	8,220	7,980	7,680
Global Markets	12,530	12,610	11,460
Investment Banking & Capital Markets	3,320	3,090	3,080
Corporate Center	1,070	1,340	1,600
Total employees	48,500	47,860	46,200
Other headcount
Outsourced roles, contractors and consultants [1]	12,790	13,320	13,520
Total employees and other headcount	61,290	61,180	59,720
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.

Results by business activity
	1Q20								4Q19	1Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	798	1,061	541		–	–	–	2,400	2,607	2,159
of which net interest income	441	369	173		–	–	–	983	1,007	928
of which recurring	204	294	100		–	–	–	598	634	601
of which transaction-based	155	387	242		–	–	–	784	483	600
Provision for credit losses	12	39	2		–	–	–	53	29	21
Total operating expenses	475	647	281		–	–	–	1,403	1,444	1,332
Income before taxes	311	375	258		–	–	–	944	1,134	806
Related to corporate & institutional banking (CHF million)
Net revenues	711	–	–		–	–	–	711	763	637
of which net interest income	297	–	–		–	–	–	297	300	307
of which recurring	170	–	–		–	–	–	170	173	160
of which transaction-based	230	–	–		–	–	–	230	146	187
Provision for credit losses	112	–	–		–	–	–	112	32	18
Total operating expenses	321	–	–		–	–	–	321	340	342
Income before taxes	278	–	–		–	–	–	278	391	277
Related to investment banking (CHF million)
Net revenues	–	–	484		1,630	183	–	2,297	2,252	2,284
of which fixed income sales and trading	–	–	212		985	–	–	1,197	883	981
of which equity sales and trading	–	–	236		653	–	–	889	608	738
of which underwriting and advisory	–	–	36	[1]	168	189	–	393	837	692
Provision for credit losses	–	–	95		150	155	–	400	79	36
Total operating expenses	–	–	395		1,150	406	–	1,951	2,094	2,007
Income/(loss) before taxes	–	–	(6)		330	(378)	–	(54)	79	241
Related to asset management (CHF million)
Net revenues	–	441	–		–	–	–	441	446	398
Total operating expenses	–	279	–		–	–	–	279	309	277
Income before taxes	–	162	–		–	–	–	162	137	121
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(73)	(73)	122	(91)
Provision for credit losses	–	–	–		–	–	3	3	6	6
Total operating expenses	–	–	–		–	–	53	53	643	286
Income/(loss) before taxes	–	–	–		–	–	(129)	(129)	(527)	(383)
Total (CHF million)
Net revenues	1,509	1,502	1,025		1,630	183	(73)	5,776	6,190	5,387
Provision for credit losses	124	39	97		150	155	3	568	146	81
Total operating expenses	796	926	676		1,150	406	53	4,007	4,830	4,244
Income/(loss) before taxes	589	537	252		330	(378)	(129)	1,201	1,214	1,062
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts initiated after 2018 are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Net revenues	1,509	1,502	1,025	1,630	183	(73)	5,776
Provision for credit losses	124	39	97	150	155	3	568
Total operating expenses	796	926	676	1,150	406	53	4,007
Major litigation provisions	(1)	0	0	0	0	(17)	(18)
Expenses related to real estate disposals	0	1	0	2	2	0	5
Total operating expenses adjusted	795	927	676	1,152	408	36	3,994
Income/(loss) before taxes	589	537	252	330	(378)	(129)	1,201
Total adjustments	1	(1)	0	(2)	(2)	17	13
Adjusted income/(loss) before taxes	590	536	252	328	(380)	(112)	1,214
Adjusted return on regulatory capital (%)	17.7	33.8	17.9	9.6	(43.7)	–	10.9
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122	6,190
Real estate gains	(106)	(32)	0	(7)	0	(1)	(146)
Losses on business sales	0	0	0	0	0	2	2
Net revenues adjusted	1,642	1,608	937	1,305	431	123	6,046
Provision for credit losses	43	16	11	31	39	6	146
Total operating expenses	819	992	691	1,233	452	643	4,830
Major litigation provisions	0	3	0	0	0	(329)	(326)
Expenses related to real estate disposals	(2)	(9)	0	(28)	(18)	0	(57)
Total operating expenses adjusted	817	986	691	1,205	434	314	4,447
Income/(loss) before taxes	886	632	235	48	(60)	(527)	1,214
Total adjustments	(104)	(26)	0	21	18	330	239
Adjusted income/(loss) before taxes	782	606	235	69	(42)	(197)	1,453
Adjusted return on regulatory capital (%)	23.7	38.4	16.2	2.1	(4.6)	–	12.7
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)	5,387
Real estate gains	(30)	0	0	0	0	0	(30)
Net revenues adjusted	1,349	1,417	854	1,472	356	(91)	5,357
Provision for credit losses	29	10	17	11	8	6	81
Total operating expenses	800	884	654	1,179	441	286	4,244
Major litigation provisions	0	27	0	0	0	(33)	(6)
Expenses related to real estate disposals	(10)	(10)	0	(8)	(7)	0	(35)
Total operating expenses adjusted	790	901	654	1,171	434	253	4,203
Income/(loss) before taxes	550	523	183	282	(93)	(383)	1,062
Total adjustments	(20)	(17)	0	8	7	33	11
Adjusted income/(loss) before taxes	530	506	183	290	(86)	(350)	1,073
Adjusted return on regulatory capital (%)	16.5	34.3	13.5	9.2	(9.9)	–	9.6

Other information
COVID-19 and related regulatory measures
The rapid spread of COVID-19 across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures which quickly closed down activity and increased economic disruption globally. World markets were severely negatively impacted, with multiple industries, including energy, industrials, retail and leisure, significantly affected. The containment measures introduced to address the COVID-19 outbreak will almost certainly send the world economy into a recession in at least the first half of 2020. However, major central banks and governments around the world have responded by implementing unprecedented monetary and fiscal policy stimulus measures. The pandemic and the consequences for markets and the global economy, at least in the first half of 2020, is likely to affect the Group’s financial performance, including potentially significant impacts for credit loss estimates, as well as impacts on trading revenues, net interest income and potential goodwill assessments. We are closely monitoring the spread of COVID-19 and the effects on our operations and business.
At the Investor Day on December 11, 2019, we communicated our return on tangible equity (RoTE) ambition of approximately 10% for 2020, or approximately 11% in a constructive market environment, and highlighted additional cost measures to protect our RoTE should markets be more challenging. We also stated our aim to achieve an RoTE of above 12% in the medium term. The extent to which COVID-19 impacts our business, including with respect to our financial goals and related expectations and ambitions remains highly uncertain. While we continue to hope to achieve our goals in the medium term as the economy recovers from the impact of the measures taken in response to the COVID-19 pandemic, the impact on our RoTE goal for 2020 cannot be predicted at this time.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
In March 2020, the Swiss Federal Council enacted an emergency ordinance on the granting of loans with joint and several guarantees provided by the Swiss Confederation. Thereunder, Swiss companies affected by the COVID-19 pandemic can apply to their banks for bridge credit facilities amounting to a maximum of 10% of their annual revenues and up to a maximum of CHF 20 million. Loans granted under this ordinance of up to CHF 500,000 are fully secured by the Swiss Confederation and no interest will be due on these loans. Loans that exceed CHF 500,000 will be secured by the Swiss Confederation up to 85% of the aggregate amount of the loan with the lending bank remaining subject to the credit risk on the remaining 15%. The interest rate on loans exceeding CHF 500,000 is currently 0.5% on the portion of the loan secured by the Swiss Confederation. Swiss companies with revenues of more than CHF 500 million are not covered by this program. For loans granted to companies under this program the Swiss National Bank has implemented refinancing facilities. Credit Suisse has been significantly involved in this program from its inception.
In March 2020, FINMA announced the temporary exclusion of central bank reserves from leverage ratio calculations. This temporary measure took immediate effect and will continue to apply until July 1, 2020. The exclusion applies to deposits with all central banks globally, and thus not only to deposits held with the Swiss National Bank. For banks whose shareholders approved dividends or other similar distributions relating to 2019 after March 25, 2020, or who plan to seek such shareholder approval, the capital relief relating to the leverage ratio will be reduced. Accordingly, the capital relief applicable to Credit Suisse in 1Q20 is adjusted to account for the planned dividend payments in 2Q20 and 4Q20.
In March 2020, the Swiss Federal Council approved the proposal of the Swiss National Bank to deactivate the Swiss countercyclical capital buffer. The Swiss Federal Council to date has never activated the BIS countercyclical buffer, but instead required banks to hold CET1 capital equal to 2% of RWA pertaining to mortgage loans that finance residential property in Switzerland. This Swiss countercyclical capital buffer has served to strengthen banking sector resilience in the event of over-heating in the domestic mortgage and real estate markets. Given the current circumstances, in an effort to provide banks with greater flexibility to provide loans designed to address the economic impact of the COVID-19 pandemic, the Federal Council has decided to deactivate the Swiss countercyclical capital buffer requirement as of March 27, 2020 until further notice.
In March 2020, the Group of Central Bank Governors and Heads of Supervision announced changes to the implementation timeline of the outstanding Basel III standards. The implementation date of the Basel III standards finalized in December 2017 has been deferred by one year to January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year to January 2028. The implementation date of the revised market risk framework finalized in January 2019 has been deferred by one year to January 2023. These measures have been taken to provide additional management capacity for banks and supervisors to respond to the COVID-19 outbreak.
As a result of the abrupt increase in market volatility due to the COVID-19 pandemic, financial institutions that apply the model approach to market risk are recording an increased number of backtesting exceptions. Such an exception occurs if the loss incurred on a single day is greater than the loss indicated by the model. Backtesting exceptions exceeding a certain number in a rolling 12-month period lead to an immediate increase of the minimum capital requirements for market risk. FINMA announced in April 2020 that it believed most recent exceptions experienced by regulated institutions were not due to shortcomings of the model, but due to the increase in volatility related to the COVID-19 pandemic. To mitigate this volatility-related pro-cyclicality, FINMA announced a temporary exemption, freezing the number of backtesting exceptions, and as a result the impact on minimum capital requirements due to the capital multiplier, at the level of February 1, 2020. This exemption is intended to remain in place at least up until July 1, 2020. Within one month of new exceptions occurring, banks must submit an analysis of their causes and FINMA reserves the right to demand new exceptions be considered in the bank-specific multiplier in exceptional cases.
Effective January 1, 2020, certain Basel III revisions to the capital requirements for credit risk became effective. The revisions relate to a new standardized approach for counterparty credit risk (SA-CCR) for derivatives, equity investments in funds and central counterparty default fund contributions. In response to the COVID-19 pandemic, FINMA has advised us that we may phase in CHF 12 billion of risk-weighted-assets inflation that arises from these new capital requirements equally throughout 2020 rather than immediately in 1Q20.
Share purchases
As announced at the 2019 Investor Day on December 11, 2019, the Board of Directors approved a share buyback program for 2020 of up to CHF 1.5 billion. Prior to the spread of COVID-19, we had expected to buy back at least CHF 1.0 billion of shares in 2020, subject to market and economic conditions. We commenced the 2020 share buyback program on January 6, 2020 and in 1Q20, repurchased 28.5 million shares for a total of CHF 325 million.
In light of the recent market volatility and the likely impact of COVID-19 on economic activity over the near term, the buyback program has been suspended, and we expect it will remain on hold until at least 3Q20 to allow us to reassess the situation when there is greater certainty over the market, financial and economic outlook.
Dividend proposal
On March 25, 2020, we published an invitation to our shareholders for the 2020 AGM that included a proposal from the Board of Directors of a cash dividend of CHF 0.2776 per share for the financial year 2019.
In light of the COVID-19 pandemic and in response to a request by FINMA, the Board of Directors announced on April 9, 2020 that the Board of Directors would make a revised dividend proposal to our shareholders at the 2020 AGM. Instead of a total dividend of CHF 0.2776 per share, the Board of Directors proposed a cash distribution of CHF 0.1388 per share, with 50% of the distribution paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals, and 50% paid out of retained earnings, net of 35% Swiss withholding tax. At the 2020 AGM on April 30, 2020, our shareholders approved the proposal.
In the autumn of 2020, the Board of Directors intends to propose a second cash distribution of CHF 0.1388 per share, which would be presented for approval by our shareholders at an Extraordinary General Meeting at that time, subject to market and economic conditions.
While the Board of Directors remains of the opinion that our financial strength would have continued to support the original dividend proposal made to our shareholders, we believe that this response to FINMA’s request, in alignment with similar decisions made by our peers, is a prudent and responsible step to preserving capital in the face of the challenges posed by the COVID-19 pandemic and will allow for a fuller evaluation of the extent of the economic impact of this crisis later in the year. Subject to confirmation following this assessment and the subsequent approval by our shareholders, the resulting aggregate dividend in 2020 would be in line with our intention to increase the dividend by at least 5% per annum.
Credit Suisse InvestLab AG
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, we successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, Credit Suisse has become an 18% shareholder in the combined business and will be represented on the board of directors.
Net revenues in 1Q20 included CHF 268 million from this second closing, reflected in the International Wealth Management, Swiss Universal Bank and Asia Pacific divisions.
Credit Suisse Founder Securities Limited
On April 17, 2020, we announced that we have received approval from the China Securities Regulatory Commission to increase our shareholding in our securities joint venture, Credit Suisse Founder Securities Limited, to 51% from the current 33.3% by way of a capital injection and related procedures.
Goodwill
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 1Q20 that a goodwill triggering event occurred for the Investment Banking & Capital Markets reporting unit.
Based on its goodwill impairment analysis performed as of March 31, 2020, the Group concluded that there was no impairment necessary for the Investment Banking & Capital Markets reporting unit. The valuation considered three separate financial planning scenarios, representing different market recovery profiles. The reporting unit’s estimated fair value exceeded its carrying value by 5% in the scenarios deemed by the Group to be the most likely. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation is highly correlated with client trading and investing activity, and if the reporting unit’s operating environment does not return to a more normalized status in the near or foreseeable future there is a significant risk of a future impairment.
The Group determined that the market approach valuation method would not provide a reliable fair value estimate as a result of the significant market volatility due to the COVID-19 pandemic and, therefore, in estimating the 1Q20 fair value of the Investment Banking & Capital Markets reporting unit, the Group only applied the income approach, although implied market multiples based on the income approach were analyzed to support the valuation. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the scenarios of the Group’s financial plan.
Accounting developments
The Group adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and its subsequent amendments on January 1, 2020, incorporating forward-looking information and macro-economic factors into its credit loss estimates. The modified retrospective approach was applied in adopting ASU 2016-13, which resulted in a decrease in retained earnings of CHF 132 million, net of tax, with no significant impact on regulatory capital.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 1Q20, 36% and 23% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 1Q20, total assets at fair value recorded as level 3 increased CHF 3.4 billion to CHF 19.6 billion compared to the end of 4Q19, primarily reflecting net transfers in, mainly in trading assets, and loans held-for-sale as well as net realized/unrealized gains.
As of the end of 1Q20, our level 3 assets comprised 2% of total assets and 7% of total assets measured at fair value, compared to 2% and 5% as of the end of 2Q19.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2019 and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On March 31, 2020, the Fed announced that the effective date for its final rule governing when one company is deemed to control another, originally scheduled for April 1, 2020, will be delayed six months to September 30, 2020. No changes have been made to the rule itself, which defines, among other things, the scope of entities deemed to be our affiliates and subsidiaries subject to regulation and supervision under US federal banking laws. There may be further regulatory interpretation and guidance, and the full impact of the rule will not be known with certainty for some time.
On April 3, 2020, the Basel Committee on Banking Supervision (BCBS) and the International Organization of Securities Commissions (IOSCO) provided an additional one-year extension to the fifth and sixth phases of the implementation schedule of the rules requiring initial margin for non-centrally cleared derivatives. The

BCBS-IOSCO had already modified the implementation schedule in July 2019 to establish a September 1, 2021 implementation date based on a specific threshold of group-wide notional derivatives exposure and increase the threshold for the September 1, 2020 implementation date. The revised implementation schedule would mean that the final implementation date for the application of initial margin requirements for market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least EUR 8 billion would be September 1, 2022 while the implementation date for those with group-wide notional derivatives exposure of at least EUR 50 billion would be September 1, 2021. As a result of the BCBS-IOSCO announcement, it is probable that regulators in Europe and the US will delay the final two phases of initial margin implementation to September 1, 2021 and September 1, 2022, respectively.
As discussed in our Annual Report 2019, certain of our subsidiaries are subject to the margin rules for uncleared swaps of the Commodity Futures Trading Commission (CFTC) and/or the margin rules for uncleared swaps and security-based swaps of the Fed. Both of these margin rules are following a phased implementation schedule. In response to the BCBS-IOSCO’s July 2019 modification to the implementation schedule for application of initial margin requirements, the CFTC finalized rules on April 9, 2020 and the Fed proposed rules on November 7, 2019 to amend and extend their respective compliance schedules by introducing a September 1, 2021 implementation date for market participants with group-wide notional derivatives exposure during the preceding March, April and May of at least USD 8 billion and modifying its September 1, 2020 implementation date to apply only to those market participants with group-wide notional derivatives exposure exceeding USD 50 billion. Given that, as noted above, on April 3, 2020, BCBS-IOSCO announced an additional extension by one year of the final two implementation dates, if the CFTC and the Fed follow suit, the final implementation dates would be September 1, 2022 and the September 1, 2021, respectively. The broad expansion of initial margin requirements on September 1, 2020, September 1, 2021 or September 1, 2022 could have a significant adverse impact on our OTC derivatives business because of the large number of affected counterparties that might need to enter into new documentation and upgrade their systems in order to comply.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2019 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.
Risk factor
The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance
Since December 2019, the COVID-19 pandemic has spread rapidly and globally, with a high concentration of cases in countries in which we conduct business. The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, operations and financial performance.
The spread of COVID-19 and resulting tight government controls and containment measures implemented around the world have caused severe disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. The spread of COVID-19 is currently having an adverse impact on the global economy, the severity and duration of which is difficult to predict, and has adversely affected our business, operations and financial performance. This impact is likely to continue and to affect our credit loss estimates, mark-to-market losses, trading revenues, net interest income and potential goodwill assessments, as well as our ability to successfully realize our strategic objectives. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment could have a continued adverse effect on these and other aspects of our business, operations and financial performance, including decreased client activity or demand for our products, disruptions to our workforce or operating systems, possible constraints on capital and liquidity or a possible downgrade to our credit ratings.
The extent of the adverse impact of the pandemic on the global economy and markets will depend, in part, on the measures taken to limit the spread of the virus and counter its impact and, in part, on the size and effectiveness of the compensating measures taken by governments and how quickly and to what extent normal economic and operating conditions can resume. To the extent the COVID-19 pandemic continues to adversely affect the global economy, and/or adversely affects our business, operations or financial performance, it may also have the effect of increasing the likelihood and/or magnitude of other risks described in our Annual Report 2019 on Form 20-F, or risks described in our other filings with the US Securities and Exchange Commission (SEC), or may pose other risks not presently known to us or not currently expected to be significant to our business, operations or financial performance. We are closely monitoring the potential adverse effects and impact on our operations, businesses and financial performance, including liquidity and capital usage, though the extent of the impact is difficult to fully predict at this time due to the continuing evolution of this uncertain situation.
> Refer to “Risk factors” in I– Information on the company in the Credit Suisse Annual Report 2019 for further information.

Swiss Universal Bank
In 1Q20, we reported income before taxes of CHF 589 million and net revenues of CHF 1,509 million. Income before taxes increased 7% compared to 1Q19 and decreased 34% compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 589 million increased 7% compared to 1Q19. Net revenues of CHF 1,509 million increased 9%, driven by higher transaction-based revenues, slightly higher net interest income and higher recurring commissions and fees. 1Q20 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million in Corporate & Institutional Clients and 1Q19 included gains on the sale of real estate of CHF 30 million in Private Clients, both reflected in other revenues. Provision for credit losses was CHF 124 million compared to CHF 29 million in 1Q19. Total operating expenses of CHF 796 million were stable, with lower general and administrative expenses offset by higher compensation and benefits.
Compared to 4Q19, income before taxes decreased 34%. Net revenues decreased 14%, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 306 million and gains on the sale of real estate of CHF 106 million, both reflected in other revenues. Provision for credit losses was CHF 124 million compared to CHF 43 million in 4Q19. Total operating expenses decreased slightly, driven by lower general and administrative expenses, partially offset by slightly higher compensation and benefits.
The spread of COVID-19 is expected to have negative effects on major economies globally and is likely to affect our business performance, including a potentially significant impact on credit losses, in at least the first half of 2020 and going forward. We have played an active role since inception in implementing the Swiss Federal Council’s emergency ordinance in response to the COVID-19 outbreak on the granting of loans to Swiss companies with applicable joint and several guarantees provided by the Swiss Confederation, and are processing the loan applications in a rapid and efficient manner.
> Refer to “Credit Suisse” for further information.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 80.3 billion, CHF 2.0 billion higher compared to the end of 4Q19, primarily driven by business growth. Leverage exposure of CHF 269.3 billion was CHF 4.3 billion higher compared to the end of 4Q19, mainly driven by business growth.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,509	1,748	1,379	(14)	9
Provision for credit losses	124	43	29	188	328
Compensation and benefits	495	482	475	3	4
General and administrative expenses	245	283	270	(13)	(9)
Commission expenses	56	54	55	4	2
Total other operating expenses	301	337	325	(11)	(7)
Total operating expenses	796	819	800	(3)	(1)
Income before taxes	589	886	550	(34)	7
Statement of operations metrics (%)
Return on regulatory capital	17.7	26.8	17.1	–	–
Cost/income ratio	52.8	46.9	58.0	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,090	12,350	11,980	6	9
Number of relationship managers	1,810	1,790	1,800	1	1

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	798	985	742	(19)	8
Corporate & Institutional Clients	711	763	637	(7)	12
Net revenues	1,509	1,748	1,379	(14)	9
Net revenue detail (CHF million)
Net interest income	738	740	719	0	3
Recurring commissions and fees	374	385	359	(3)	4
Transaction-based revenues	385	227	288	70	34
Other revenues	12	396	13	(97)	(8)
Net revenues	1,509	1,748	1,379	(14)	9
Balance sheet statistics (CHF million)
Total assets	237,733	232,729	228,664	2	4
Net loans	174,160	170,772	169,531	2	3
of which Private Clients	117,000	116,158	114,272	1	2
Risk-weighted assets	80,293	78,342	76,757	2	5
Leverage exposure	269,324	264,987	259,380	2	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	798	985	742	711	763	637	1,509	1,748	1,379
Real estate gains	0	(104)	(30)	0	(2)	0	0	(106)	(30)
Adjusted net revenues	798	881	712	711	761	637	1,509	1,642	1,349
Provision for credit losses	12	11	11	112	32	18	124	43	29
Total operating expenses	475	479	458	321	340	342	796	819	800
Major litigation provisions	0	0	0	(1)	0	0	(1)	0	0
Expenses related to real estate disposals	0	(1)	(7)	0	(1)	(3)	0	(2)	(10)
Adjusted total operating expenses	475	478	451	320	339	339	795	817	790
Income before taxes	311	495	273	278	391	277	589	886	550
Total adjustments	0	(103)	(23)	1	(1)	3	1	(104)	(20)
Adjusted income before taxes	311	392	250	279	390	280	590	782	530
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.7	23.7	16.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 1Q20, income before taxes of CHF 311 million increased 14% compared to 1Q19, driven by higher net revenues, partially offset by higher total operating expenses. Compared to 4Q19, income before taxes decreased 37%, reflecting lower net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 798 million increased 8%, mainly reflecting higher transaction-based revenues and higher net interest income. 1Q19 included gains on the sale of real estate of CHF 30 million reflected in other revenues. Transaction-based revenues of CHF 155 million increased 53%, driven by higher client activity and higher revenues from International Trading Solutions (ITS). Net interest income of CHF 441 million increased 7%, with higher treasury revenues and stable loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes. Recurring commissions and fees of CHF 204 million increased slightly, driven by higher investment product management fees and higher discretionary mandate management fees.
Compared to 4Q19, net revenues decreased 19%, mainly driven by lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 149 million and the gains on the sale of real estate of CHF 104 million, both reflected in other revenues. Recurring commissions and fees decreased 4%, driven by lower fees from lending activities and lower wealth structuring solution fees. Net interest income was stable. Transaction-based revenues increased 91%, mainly due to higher client activity and higher revenues from ITS.
Results - Private Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	798	985	742	(19)	8
Provision for credit losses	12	11	11	9	9
Compensation and benefits	290	275	266	5	9
General and administrative expenses	161	178	167	(10)	(4)
Commission expenses	24	26	25	(8)	(4)
Total other operating expenses	185	204	192	(9)	(4)
Total operating expenses	475	479	458	(1)	4
Income before taxes	311	495	273	(37)	14
Statement of operations metrics (%)
Cost/income ratio	59.5	48.6	61.7	–	–
Net revenue detail (CHF million)
Net interest income	441	440	412	0	7
Recurring commissions and fees	204	212	199	(4)	3
Transaction-based revenues	155	81	101	91	53
Other revenues	(2)	252	30	–	–
Net revenues	798	985	742	(19)	8
Margins on assets under management (annualized) (bp)
Gross margin [1]	151	182	143	–	–
Net margin [2]	59	91	53	–	–
Number of relationship managers
Number of relationship managers	1,320	1,280	1,280	3	3
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q20, Private Clients recorded provision for credit losses of CHF 12 million compared to provision for credit losses of CHF 11 million in 1Q19 and CHF 11 million in 4Q19. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 475 million increased 4%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits of CHF 290 million increased 9%, driven by higher pension expenses, higher social security expenses and higher salary expenses. General and administrative expenses of CHF 161 million decreased 4%, driven by lower allocated corporate function costs.
Compared to 4Q19, total operating expenses were stable, with lower general and administrative expenses offset by higher compensation and benefits. General and administrative expenses decreased 10%, mainly reflecting lower professional services fees and lower occupancy expenses. Compensation and benefits increased 5%, mainly reflecting higher allocated corporate function costs, higher pension expenses and increased social security expenses, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 151 basis points in 1Q20, an increase of eight basis points compared to 1Q19, primarily reflecting higher transaction-based revenues and higher net interest income, partially offset by slightly higher average assets under management. Compared to 4Q19, our gross margin was 31 basis points lower, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues and slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gains on the sale of real estate.
> Refer to “Assets under management” for further information.
Our net margin was 59 basis points in 1Q20, an increase of six basis points compared to 1Q19, primarily reflecting higher net revenues, partially offset by higher total operating expenses and slightly higher average assets under management. Compared to 4Q19, our net margin was 32 basis points lower, primarily reflecting lower net revenues, partially offset by slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gains on the sale of real estate.
Assets under management
As of the end of 1Q20, assets under management of CHF 194.8 billion were CHF 22.8 billion lower compared to the end of 4Q19, mainly due to unfavorable market movements and net asset outflows. Net asset outflows of CHF 4.2 billion were primarily driven by a single outflow in the ultra-high-net-worth (UHNW) client segment.

Assets under management – Private Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	194.8	217.6	210.7	(10.5)	(7.5)
Average assets under management	210.7	216.8	207.2	(2.8)	1.7
Assets under management by currency (CHF billion)
USD	34.1	36.0	33.1	(5.3)	3.0
EUR	17.1	20.2	21.0	(15.3)	(18.6)
CHF	136.5	151.9	147.0	(10.1)	(7.1)
Other	7.1	9.5	9.6	(25.3)	(26.0)
Assets under management	194.8	217.6	210.7	(10.5)	(7.5)
Growth in assets under management (CHF billion)
Net new assets	(4.2)	(0.5)	3.3	–	–
Other effects	(18.6)	3.9	9.4	–	–
of which market movements	(17.2)	5.0	9.4	–	–
of which foreign exchange	(1.2)	(0.9)	0.4	–	–
of which other	(0.2)	(0.2)	(0.4)	–	–
Growth in assets under management	(22.8)	3.4	12.7	–	–
Growth in assets under management (annualized) (%)
Net new assets	(7.7)	(0.9)	6.7	–	–
Other effects	(34.2)	7.2	19.0	–	–
Growth in assets under management (annualized)	(41.9)	6.3	25.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(1.9)	1.7	1.7	–	–
Other effects	(5.6)	8.2	0.2	–	–
Growth in assets under management (rolling four-quarter average)	(7.5)	9.9	1.9	–	–
Corporate & Institutional Clients
Results details
In 1Q20, income before taxes of CHF 278 million was stable compared to 1Q19, with higher net revenues and lower total operating expenses, offset by higher provision for credit losses. Compared to 4Q19, income before taxes decreased 29%, reflecting higher provision for credit losses and lower net revenues, partially offset by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 711 million increased 12%, driven by higher transaction-based revenues, the gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues and higher recurring commissions and fees, partially offset by slightly lower net interest income. Transaction-based revenues of CHF 230 million increased 23%, mainly driven by higher revenues from ITS, higher revenues from our Swiss investment banking business as well as higher brokerage and product issuing fees, partially offset by lower fees from foreign exchange client business. Recurring commissions and fees of CHF 170 million increased 6%, mainly due to higher wealth structuring solution fees, higher fees from lending activities and higher security account and custody services fees, partially offset by lower banking services fees. Net interest income of CHF 297 million decreased slightly, with stable loan margins on slightly lower average loan volumes and lower treasury revenues, partially offset by higher deposit margins on lower average deposit volumes.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	711	763	637	(7)	12
Provision for credit losses	112	32	18	250	–
Compensation and benefits	205	207	209	(1)	(2)
General and administrative expenses	84	105	103	(20)	(18)
Commission expenses	32	28	30	14	7
Total other operating expenses	116	133	133	(13)	(13)
Total operating expenses	321	340	342	(6)	(6)
Income before taxes	278	391	277	(29)	0
Statement of operations metrics (%)
Cost/income ratio	45.1	44.6	53.7	–	–
Net revenue detail (CHF million)
Net interest income	297	300	307	(1)	(3)
Recurring commissions and fees	170	173	160	(2)	6
Transaction-based revenues	230	146	187	58	23
Other revenues	14	144	(17)	(90)	–
Net revenues	711	763	637	(7)	12
Number of relationship managers
Number of relationship managers	490	510	520	(4)	(6)
Compared to 4Q19, net revenues decreased 7%, mainly reflecting lower other revenues, partially offset by higher transaction-based revenues. 4Q19 included the SIX equity investment revaluation gain of CHF 157 million reflected in other revenues. Recurring commissions and fees decreased slightly, driven by lower banking services fees and lower wealth structuring solution fees. Net interest income was stable, with lower loan margins on stable average loan volumes and lower treasury revenues, offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues increased 58%, mainly due to higher revenues from ITS.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q20, Corporate & Institutional Clients recorded provision for credit losses of CHF 112 million compared to provision for credit losses of CHF 18 million in 1Q19 and CHF 32 million in 4Q19. Provision for credit losses in 1Q20 reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macro-economic factors under the new CECL methodology.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 321 million decreased 6%, driven by lower general and administrative expenses. General and administrative expenses of CHF 84 million decreased 18%, primarily reflecting lower allocated corporate function costs. Compensation and benefits of CHF 205 million decreased slightly, driven by lower social security expenses and lower discretionary compensation expenses, partially offset by higher pension expenses.
Compared to 4Q19, total operating expenses decreased 6%, driven by lower general and administrative expenses. General and administrative expenses decreased 20%, mainly reflecting lower allocated corporate function costs, lower occupancy expenses and lower professional services fees. Compensation and benefits were stable, with lower discretionary compensation expenses offset by higher allocated corporate function costs.
Assets under management
As of the end of 1Q20, assets under management of CHF 405.3 billion were CHF 31.1 billion lower compared to the end of 4Q19, mainly driven by unfavorable market movements, partially offset by net new assets. Net new assets of CHF 4.8 billion mainly reflected inflows from our pension business.

International Wealth Management
In 1Q20, we reported income before taxes of CHF 537 million and net revenues of CHF 1,502 million. Income before taxes increased slightly compared to 1Q19 and decreased 15% compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 537 million increased slightly compared to 1Q19. Net revenues of CHF 1,502 million were 6% higher, mainly driven by higher other revenues, partially offset by lower transaction- and performance-based revenues. Higher other revenues included a gain related to the completed transfer of the InvestLab fund platform of CHF 218 million reflected in Asset Management and Private Banking. This gain was partially offset by investment-related losses in 1Q20 compared to gains in 1Q19 in Asset Management. 1Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment reflected in transaction- and performance-based revenues in Asset Management. Provision for credit losses was CHF 39 million compared to CHF 10 million 1Q19. Total operating expenses of CHF 926 million increased 5%, mainly driven by higher general and administrative expenses and slightly higher compensation and benefits.
Compared to 4Q19, income before taxes decreased 15%. Net revenues were 8% lower, driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. Other revenues in 1Q20 included the gain related to the completed transfer of the InvestLab fund platform, while 4Q19 included the SIX equity investment revaluation gain of CHF 192 million and a gain on the sale of real estate of CHF 32 million. In addition, there were investment-related losses in 1Q20 compared to gains in 4Q19 in Asset Management. Provision for credit losses was CHF 39 million compared to CHF 16 million in 4Q19. Total operating expenses decreased 7%, mainly reflecting lower general and administrative expenses and slightly lower compensation and benefits.
As previously stated, the outlook of our business is uncertain due to the spread of COVID-19. While there have been some short-term benefits from higher market volatility and client trading reflected in our 1Q20 results, the negative effects from distressed equity markets, lower interest rates, the foreign exchange environment and potentially significant credit losses are likely to impact our results for future quarters. Potentially lower assets under management, lower performance fees, a shift towards lower risk asset classes and lower transaction volumes would likely continue to impact results in our Asset Management business. Lower market valuations in 2Q20 would result in additional investment-related losses in Asset Management.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 44.9 billion, an increase of CHF 1.2 billion compared to the end of 4Q19, primarily driven by methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to SA-CCR, and movements in risk levels, partially offset by a foreign exchange impact. Leverage exposure of CHF 101.5 billion was stable compared to the end of 4Q19.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,502	1,640	1,417	(8)	6
Provision for credit losses	39	16	10	144	290
Compensation and benefits	590	608	578	(3)	2
General and administrative expenses	277	324	252	(15)	10
Commission expenses	59	60	54	(2)	9
Total other operating expenses	336	384	306	(13)	10
Total operating expenses	926	992	884	(7)	5
Income before taxes	537	632	523	(15)	3
Statement of operations metrics (%)
Return on regulatory capital	33.9	40.1	35.4	–	–
Cost/income ratio	61.7	60.5	62.4	–	–
Number of employees (full-time equivalents)
Number of employees	10,270	10,490	10,400	(2)	(1)

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	1,061	1,194	1,019	(11)	4
Asset Management	441	446	398	(1)	11
Net revenues	1,502	1,640	1,417	(8)	6
Net revenue detail (CHF million)
Net interest income	369	389	370	(5)	0
Recurring commissions and fees	545	584	539	(7)	1
Transaction- and performance-based revenues	464	424	510	9	(9)
Other revenues	124	243	(2)	(49)	–
Net revenues	1,502	1,640	1,417	(8)	6
Balance sheet statistics (CHF million)
Total assets	93,262	93,059	93,968	0	(1)
Net loans	50,412	53,794	53,185	(6)	(5)
of which Private Banking	50,390	53,771	53,174	(6)	(5)
Risk-weighted assets	44,949	43,788	42,571	3	6
Leverage exposure	101,466	100,664	100,552	1	1
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	1,061	1,194	1,019	441	446	398	1,502	1,640	1,417
Real estate gains	0	(32)	0	0	0	0	0	(32)	0
Adjusted net revenues	1,061	1,162	1,019	441	446	398	1,502	1,608	1,417
Provision for credit losses	39	16	10	0	0	0	39	16	10
Total operating expenses	647	683	607	279	309	277	926	992	884
Major litigation provisions	0	3	27	0	0	0	0	3	27
Expenses related to real estate disposals	1	(7)	(8)	0	(2)	(2)	1	(9)	(10)
Adjusted total operating expenses	648	679	626	279	307	275	927	986	901
Income before taxes	375	495	402	162	137	121	537	632	523
Total adjustments	(1)	(28)	(19)	0	2	2	(1)	(26)	(17)
Adjusted income before taxes	374	467	383	162	139	123	536	606	506
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	33.8	38.4	34.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results details
In 1Q20, income before taxes of CHF 375 million decreased 7% compared to 1Q19, mainly reflecting higher total operating expenses and higher provision for credit losses, partially offset by higher net revenues. Compared to 4Q19, income before taxes decreased 24%, primarily driven by lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 1,061 million increased 4%, mainly driven by higher transaction- and performance-based revenues and higher other revenues including a gain related to the completed transfer of the InvestLab fund platform of CHF 15 million. Transaction- and performance-based revenues of CHF 387 million increased 9%, mainly reflecting higher revenues from ITS and higher client activity, partially offset by lower structured product issuances from a very high level in 1Q19. Net interest income of CHF 369 million and recurring commissions and fees of CHF 294 million were stable.
Compared to 4Q19, net revenues decreased 11%, mainly driven by lower other revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher transaction- and performance-based revenues. 1Q20 included the gain related to the completed transfer of the InvestLab fund platform and 4Q19 included the SIX equity investment revaluation gain of CHF 192 million and the gain on the sale of real estate of CHF 32 million, all reflected in other revenues. Recurring commissions and fees decreased 9%, mainly reflecting lower fees from lending activities. Net interest income decreased 5%, mainly driven by stable loan margins on slightly lower average loan volumes and lower treasury revenues, partially offset by higher deposit margins on slightly higher average deposit volumes. Transaction- and performance-based revenues increased 52% mainly reflecting significantly higher revenues from ITS and higher client activity, partially offset by lower performance fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 1Q20, provision for credit losses was CHF 39 million, compared to CHF 10 million in 1Q19 and CHF 16 million in 4Q19. Provision for credit losses in 1Q20 included the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 647 million increased 7%, mainly reflecting higher general and administrative expenses and slightly higher compensation and benefits. General and administrative expenses of CHF 184 million increased 17%, mainly driven by higher litigation provisions, partially offset by lower allocated corporate function costs. 1Q19 included a release of litigation provisions. Compensation and benefits of CHF 425 million increased slightly, mainly driven by higher social security and pension expenses and higher allocated corporate function costs, partially offset by lower discretionary compensation expenses.

Results – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,061	1,194	1,019	(11)	4
Provision for credit losses	39	16	10	144	290
Compensation and benefits	425	429	413	(1)	3
General and administrative expenses	184	216	157	(15)	17
Commission expenses	38	38	37	0	3
Total other operating expenses	222	254	194	(13)	14
Total operating expenses	647	683	607	(5)	7
Income before taxes	375	495	402	(24)	(7)
Statement of operations metrics (%)
Cost/income ratio	61.0	57.2	59.6	–	–
Net revenue detail (CHF million)
Net interest income	369	389	370	(5)	0
Recurring commissions and fees	294	322	295	(9)	0
Transaction- and performance-based revenues	387	254	354	52	9
Other revenues	11	229	0	(95)	–
Net revenues	1,061	1,194	1,019	(11)	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	119	129	113	–	–
Net margin [2]	42	53	45	–	–
Number of relationship managers
Number of relationship managers	1,160	1,150	1,150	1	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q19, total operating expenses decreased 5%, mainly reflecting lower general and administrative expenses. General and administrative expenses decreased 15%, mainly reflecting lower allocated corporate function costs and lower litigation provisions. Compensation and benefits were stable with lower discretionary compensation expenses, offset by higher allocated corporate function costs and higher social security and pension expenses.
Margins
Our gross margin was 119 basis points in 1Q20, an increase of six basis points compared to 1Q19, mainly reflecting higher transaction- and performance-based revenues and higher other revenues on stable average assets under management. Compared to 4Q19, our gross margin was ten basis points lower, primarily driven by lower other revenues, partially offset by higher transaction- and performance-based revenues on slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gain on the sale of real estate.
> Refer to “Assets under management” for further information.
Our net margin was 42 basis points in 1Q20, a decrease of three basis points compared to 1Q19, mainly reflecting higher total operating expenses, partially offset by slightly higher net revenues on stable average assets under management. Our net margin was eleven basis points lower compared to 4Q19, mainly reflecting lower net revenues, partially offset by lower total operating expenses on slightly lower average assets under management. 4Q19 included the SIX equity investment revaluation gain and the gain on the sale of real estate.

Assets under management
As of the end of 1Q20, assets under management of CHF 327.7 billion were CHF 42.3 billion lower compared to the end of 4Q19, driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets. Net new assets of CHF 3.7 billion mainly reflected inflows from Europe and emerging markets.
Assets under management – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	327.7	370.0	356.4	(11.4)	(8.1)
Average assets under management	358.1	370.6	360.0	(3.4)	(0.5)
Assets under management by currency (CHF billion)
USD	165.0	179.2	175.9	(7.9)	(6.2)
EUR	91.1	101.4	99.8	(10.2)	(8.7)
CHF	17.3	18.7	17.8	(7.5)	(2.8)
Other	54.3	70.7	62.9	(23.2)	(13.7)
Assets under management	327.7	370.0	356.4	(11.4)	(8.1)
Growth in assets under management (CHF billion)
Net new assets	3.7	0.6	1.3	–	–
Other effects	(46.0)	4.2	(2.4)	–	–
of which market movements	(32.1)	8.8	14.3	–	–
of which foreign exchange	(13.9)	(4.3)	2.3	–	–
of which other	0.0	(0.3)	(19.0)	–	–
Growth in assets under management	(42.3)	4.8	(1.1)	–	–
Growth in assets under management (annualized) (%)
Net new assets	4.0	0.7	1.5	–	–
Other effects	(49.7)	4.6	(2.7)	–	–
Growth in assets under management (annualized)	(45.7)	5.3	(1.2)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.8	3.1	2.7	–	–
Other effects	(11.9)	0.4	(6.3)	–	–
Growth in assets under management (rolling four-quarter average)	(8.1)	3.5	(3.6)	–	–

Asset Management
Results details
Income before taxes of CHF 162 million increased 34% compared to 1Q19, driven by higher net revenues. Compared to 4Q19, income before taxes increased 18%, driven by lower total operating expenses.
Net revenues
Compared to 1Q19, net revenues of CHF 441 million were 11% higher, reflecting significantly higher investment and partnership income, partially offset by lower performance and placement revenues. Investment and partnership income of CHF 207 million increased significantly, mainly driven by a gain related to the completed transfer of the InvestLab fund platform of CHF 203 million. 1Q19 included a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Investment-related losses in 1Q20 compared to gains in 1Q19 resulted in negative performance and placement revenues of CHF 35 million, a decrease of CHF 65 million. Management fees of CHF 269 million were stable. Revenues in 1Q20 included unrealized losses of CHF 101 million across performance and placement revenues and investment and partnership income relating to losses on seed money investments in our funds.
Compared to 4Q19, net revenues were stable, with lower performance and placement revenues and lower management fees offset by higher investment and partnership income. Performance and placement revenues decreased CHF 125 million, primarily driven by investment-related losses in 1Q20 compared to gains in 4Q19 and lower placement fees. Management fees decreased 4%, primarily reflecting lower average assets under management. Investment and partnership income increased significantly, primarily driven by the gain related to the completed transfer of the InvestLab fund platform, partially offset by lower revenues from a single manager hedge fund.
Results – Asset Management
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	441	446	398	(1)	11
Provision for credit losses	0	0	0	–	–
Compensation and benefits	165	179	165	(8)	0
General and administrative expenses	93	108	95	(14)	(2)
Commission expenses	21	22	17	(5)	24
Total other operating expenses	114	130	112	(12)	2
Total operating expenses	279	309	277	(10)	1
Income before taxes	162	137	121	18	34
Statement of operations metrics (%)
Cost/income ratio	63.3	69.3	69.6	–	–
Net revenue detail (CHF million)
Management fees	269	280	266	(4)	1
Performance and placement revenues	(35)	90	30	–	–
Investment and partnership income	207	76	102	172	103
Net revenues	441	446	398	(1)	11
of which recurring commissions and fees	251	262	244	(4)	3
of which transaction- and performance-based revenues	77	170	156	(55)	(51)
of which other revenues	113	14	(2)	–	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 1Q19, total operating expenses of CHF 279 million were stable, with higher commission expenses offset by slightly lower general and administrative expenses. General and administrative expenses of CHF 93 million decreased slightly, mainly reflecting lower allocated corporate function costs. Compensation and benefits of CHF 165 million were stable with lower discretionary compensation expenses offset by higher salary expenses.
Compared to 4Q19, total operating expenses decreased 10%, mainly reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 14%, mainly reflecting lower professional services fees. Compensation and benefits decreased 8% mainly due to lower discretionary compensation expenses.
Assets under management
As of the end of 1Q20, assets under management of CHF 409.6 billion were CHF 28.3 billion lower compared to the end of 4Q19, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets. Net new assets of CHF 0.1 billion mainly reflected inflows from traditional investments, partially offset by outflows from alternative investments and our emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Traditional investments	241.7	262.8	233.0	(8.0)	3.7
Alternative investments	125.6	130.6	126.8	(3.8)	(0.9)
Investments and partnerships	42.3	44.5	44.7	(4.9)	(5.4)
Assets under management	409.6	437.9	404.5	(6.5)	1.3
Average assets under management	432.5	433.3	398.0	(0.2)	8.7
Assets under management by currency (CHF billion)
USD	113.7	119.8	112.5	(5.1)	1.1
EUR	48.6	54.8	49.1	(11.3)	(1.0)
CHF	203.7	215.3	195.7	(5.4)	4.1
Other	43.6	48.0	47.2	(9.2)	(7.6)
Assets under management	409.6	437.9	404.5	(6.5)	1.3
Growth in assets under management (CHF billion)
Net new assets [1]	0.1	7.5	(0.5)	–	–
Other effects	(28.4)	4.4	16.3	–	–
of which market movements	(24.0)	8.5	14.5	–	–
of which foreign exchange	(4.4)	(3.7)	2.2	–	–
of which other	0.0	(0.4)	(0.4)	–	–
Growth in assets under management	(28.3)	11.9	15.8	–	–
Growth in assets under management (annualized) (%)
Net new assets	0.1	7.0	(0.5)	–	–
Other effects	(26.0)	4.2	16.8	–	–
Growth in assets under management	(25.9)	11.2	16.3	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.5	5.5	3.2	–	–
Other effects	(4.2)	7.2	0.2	–	–
Growth in assets under management (rolling four-quarter average)	1.3	12.7	3.4	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q20, we reported income before taxes of CHF 252 million and net revenues of CHF 1,025 million. Income before taxes was 38% higher compared to 1Q19 and 7% higher compared to 4Q19.
Results summary
1Q20 results
In 1Q20, income before taxes of CHF 252 million increased 38% compared to 1Q19. Net revenues of CHF 1,025 million increased 20%, mainly driven by significantly higher revenues in our Markets businesses across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in our advisory, underwriting and financing business mainly due to unrealized mark-to-market losses on our fair valued lending portfolio. Provision for credit losses was CHF 97 million in 1Q20, primarily related to three single cases, compared to a provision of CHF 17 million in 1Q19. Total operating expenses of CHF 676 million increased slightly, mainly reflecting higher commission expenses and slightly higher compensation and benefits.
Compared to 4Q19, income before taxes increased 7%. Net revenues increased 9%, driven by significantly higher revenues in our Markets business across all major revenue categories and higher Private Banking revenues, partially offset by significantly lower revenues in our advisory, underwriting and financing business. Provision for credit losses was CHF 97 million compared to CHF 11 million in 4Q19. Total operating expenses decreased slightly, mainly due to slightly lower compensation and benefits.
The spread of COVID-19 and the resulting containment strategies implemented by governments around the world have caused disruption to global supply chains, and markets have entered a period of increased volatility. As a result, our operating environment has been significantly influenced by the global impact of the pandemic and by the reaction of investors and central banks. We expect this will continue to impact our results, potentially including a significant impact on credit losses and mark-to-market losses in our financing business as well as lower transaction volumes in both Private Banking and Markets.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 38.5 billion, an increase of CHF 1.8 billion compared to the end of 4Q19, mainly reflecting higher business usage in Markets, partially offset by lower lending in Wealth Management & Connected. Leverage exposure was CHF 110.2 billion, a decrease of CHF 5.2 billion compared to the end of 4Q19, mainly driven by lower business usage in Markets, lower lending activity in Wealth Management & Connected and a foreign exchange impact.
.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,025	937	854	9	20
Provision for credit losses	97	11	17	–	471
Compensation and benefits	398	410	388	(3)	3
General and administrative expenses	210	219	209	(4)	0
Commission expenses	68	62	57	10	19
Total other operating expenses	278	281	266	(1)	5
Total operating expenses	676	691	654	(2)	3
Income before taxes	252	235	183	7	38
Statement of operations metrics (%)
Return on regulatory capital	17.9	16.2	13.5	–	–
Cost/income ratio	66.0	73.7	76.6	–	–
Number of employees (full-time equivalents)
Number of employees	8,220	7,980	7,680	3	7

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	577	639	565	(10)	2
Markets	448	298	289	50	55
Net revenues	1,025	937	854	9	20
Balance sheet statistics (CHF million)
Total assets	102,109	107,660	105,868	(5)	(4)
Net loans	42,890	46,775	44,826	(8)	(4)
of which Private Banking	31,027	34,572	34,412	(10)	(10)
Risk-weighted assets	38,450	36,628	37,826	5	2
Leverage exposure	110,218	115,442	110,684	(5)	0
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	577	639	565	448	298	289	1,025	937	854
Provision for credit losses	96	14	17	1	(3)	0	97	11	17
Total operating expenses	396	404	378	280	287	276	676	691	654
Income before taxes	85	221	170	167	14	13	252	235	183
Total adjustments	0	0	0	0	0	0	0	0	0
Adjusted income before taxes	85	221	170	167	14	13	252	235	183
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.9	16.2	13.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
In 1Q20, income before taxes of CHF 85 million decreased 50% compared to 1Q19, mainly reflecting higher provision for credit losses. Compared to 4Q19, income before taxes decreased 62%, primarily reflecting higher provision for credit losses and lower net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 577 million increased slightly, due to higher Private Banking revenues, driven mainly by higher transaction-based revenues, higher net interest income and a gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues. This increase was largely offset by unrealized mark-to-market losses in our advisory, underwriting and financing business. Transaction-based revenues increased 67% to CHF 242 million, primarily reflecting higher client activity and higher corporate advisory fees related to integrated solutions. Net interest income increased 18% to CHF 173 million, mainly reflecting higher treasury revenues. Recurring commissions and fees decreased 7% to CHF 100 million, mainly reflecting lower wealth structuring solutions fees. Advisory, underwriting and financing revenues decreased 78% to CHF 36 million, primarily reflecting unrealized mark-to-market losses of CHF 160 million, net of hedges of CHF 41 million, on our fair valued lending portfolio as credit spreads widened.
Results - Wealth Management & Connected
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	577	639	565	(10)	2
Provision for credit losses	96	14	17	–	465
Compensation and benefits	260	266	256	(2)	2
General and administrative expenses	117	120	109	(3)	7
Commission expenses	19	18	13	6	46
Total other operating expenses	136	138	122	(1)	11
Total operating expenses	396	404	378	(2)	5
Income before taxes	85	221	170	(62)	(50)
of which Private Banking	258	144	131	79	97
Statement of operations metrics (%)
Cost/income ratio	68.6	63.2	66.9	–	–
Net revenue detail (CHF million)
Private Banking	541	428	398	26	36
of which net interest income	173	178	146	(3)	18
of which recurring commissions and fees	100	100	107	0	(7)
of which transaction-based revenues	242	148	145	64	67
of which other revenues	26	2	0	–	–
Advisory, underwriting and financing	36	211	167	(83)	(78)
Net revenues	577	639	565	(10)	2
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	101	78	76	–	–
Net margin [2]	48	26	25	–	–
Number of relationship managers
Number of relationship managers	620	600	600	3	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 4Q19, net revenues decreased 10%, mainly due to significantly lower advisory, underwriting and financing revenues, partially offset by higher transaction-based revenues and the gain related to the completed transfer of the InvestLab fund platform in 1Q20. Advisory, underwriting and financing revenues decreased 83%, primarily reflecting the unrealized mark-to-market losses on our fair valued lending portfolio and lower equity underwriting revenues. Net interest income decreased slightly, mainly reflecting lower loan margins on slightly lower average loan volumes. Recurring commissions and fees were stable, mainly reflecting higher banking services fees offset by lower investment product management fees. Transaction-based revenues increased 64%, primarily reflecting higher client activity and higher corporate advisory fees related to integrated solutions.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 1Q20, Wealth Management & Connected recorded a provision for credit losses of CHF 96 million, compared to a provision for credit losses of CHF 17 million in 1Q19 and CHF 14 million in 4Q19. The provision for credit losses in 1Q20 primarily related to three single cases, the largest of which related to a Chinese food and beverage company.
Total operating expenses
Total operating expenses of CHF 396 million increased 5% compared to 1Q19, reflecting higher general and administrative expenses, commission expenses and compensation and benefits. General and administrative expenses increased 7% to CHF 117 million, primarily due to higher allocated corporate function costs. Compensation and benefits increased slightly to CHF 260 million, mainly reflecting higher allocated corporate function costs, largely offset by lower discretionary compensation expenses.
Compared to 4Q19, total operating expenses decreased slightly, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits decreased slightly, primarily driven by lower discretionary compensation expenses, largely offset by higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards. General and administrative expenses decreased slightly, mainly due to lower travel and entertainment expenses.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 101 basis points in 1Q20, 25 basis points higher compared to 1Q19, mainly reflecting higher transaction-based revenues. Compared to 4Q19, our gross margin was 23 basis points higher, primarily due to higher transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 48 basis points in 1Q20, 23 basis points higher compared to 1Q19, mainly reflecting higher net revenues. Compared to 4Q19, our net margin was 22 basis points higher, mainly reflecting higher net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q20, assets under management of CHF 197.0 billion were CHF 23.0 billion lower compared to the end of 4Q19, mainly reflecting unfavorable market movements and unfavorable foreign exchange-related movements. Net new assets of CHF 3.0 billion primarily reflected inflows from South Asia and Japan, partially offset by outflows from Greater China.

Assets under management – Private Banking
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Assets under management (CHF billion)
Assets under management	197.0	220.0	214.7	(10.5)	(8.2)
Average assets under management	213.8	219.3	209.3	(2.5)	2.2
Assets under management by currency (CHF billion)
USD	113.6	122.7	113.5	(7.4)	0.1
EUR	5.5	7.0	6.1	(21.4)	(9.8)
CHF	1.5	1.8	1.8	(16.7)	(16.7)
Other	76.4	88.5	93.3	(13.7)	(18.1)
Assets under management	197.0	220.0	214.7	(10.5)	(8.2)
Growth in assets under management (CHF billion)
Net new assets	3.0	0.7	3.8	–	–
Other effects	(26.0)	2.2	11.6	–	–
of which market movements	(20.8)	7.0	10.6	–	–
of which foreign exchange	(5.2)	(4.3)	2.3	–	–
of which other	0.0	(0.5)	(1.3)	–	–
Growth in assets under management	(23.0)	2.9	15.4	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.5	1.3	7.6	–	–
Other effects	(47.3)	4.0	23.3	–	–
Growth in assets under management (annualized)	(41.8)	5.3	30.9	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.7	4.4	7.1	–	–
Other effects	(11.9)	6.0	1.8	–	–
Growth in assets under management (rolling four-quarter average)	(8.2)	10.4	8.9	–	–
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

Markets
Results details
Income before taxes of CHF 167 million increased significantly compared to 1Q19 and 4Q19, mainly driven by higher net revenues.
Net revenues
Compared to 1Q19, net revenues of CHF 448 million increased 55%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly to CHF 212 million, mainly due to higher revenues from structured products, gains from hedging activities, higher revenues from emerging market rates products and higher revenues from foreign exchange products, partially offset by lower revenues from credit products. Equity sales and trading revenues increased 19% to CHF 236 million, mainly due to higher revenues from prime services, partially offset by lower revenues from equity derivatives.
Compared to 4Q19, net revenues increased 50%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly, mainly driven by higher revenues from structured products and emerging market rates products, partially offset by lower revenues from credit products. Equity sales and trading revenues increased 6%, mainly due to higher revenues from prime services.
Results - Markets
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	448	298	289	50	55
Provision for credit losses	1	(3)	0	–	–
Compensation and benefits	138	144	132	(4)	5
General and administrative expenses	93	99	100	(6)	(7)
Commission expenses	49	44	44	11	11
Total other operating expenses	142	143	144	(1)	(1)
Total operating expenses	280	287	276	(2)	1
Income before taxes	167	14	13	–	–
Statement of operations metrics (%)
Cost/income ratio	62.5	96.3	95.5	–	–
Net revenue detail (CHF million)
Equity sales and trading	236	223	198	6	19
Fixed income sales and trading	212	75	91	183	133
Net revenues	448	298	289	50	55
Total operating expenses
Compared to 1Q19, total operating expenses of CHF 280 million were stable, reflecting higher compensation and benefits and higher commission expenses, offset by lower general and administrative expenses. Compensation and benefits increased 5% to CHF 138 million, primarily reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, partially offset by lower allocated corporate function costs. General and administrative expenses decreased 7% to CHF 93 million, mainly due to lower allocated corporate function costs.
Compared to 4Q19, total operating expenses decreased slightly, reflecting lower compensation and benefits and lower general and administrative expenses, largely offset by higher commission expenses. Compensation and benefits decreased 4%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs, partially offset by higher deferred compensation expenses from prior-year awards. General and administrative expenses decreased 6%, mainly due to lower allocated corporate function costs.

Global Markets
In 1Q20, we reported income before taxes of CHF 330 million and net revenues of CHF 1,630 million. We delivered positive operating leverage as 11% revenue growth and continued cost discipline year on year resulted in a 17% increase in income before taxes despite significant market movements.
Results summary
1Q20 results
In 1Q20, we reported income before taxes of CHF 330 million and net revenues of CHF 1,630 million. Net revenues increased 11% compared to a subdued 1Q19, primarily driven by increased fixed income and equity sales and trading activity due to high levels of volatility, widened credit spreads, record low interest rates and significant equity market price moves as the COVID-19 outbreak spread. This was partially offset by increased losses in other revenues, mainly driven by a loss from a single name counterparty. Provision for credit losses increased to CHF 150 million, compared to CHF 11 million in 1Q19, primarily driven by negative developments in our corporate lending portfolio which included increased drawdowns on loan commitments. Total operating expenses of CHF 1,150 million decreased 2%, primarily reflecting lower compensation and benefits.
Compared to 4Q19, net revenues increased 24%, driven by significantly higher fixed income and equity sales and trading revenues due to higher volatility as well as a seasonal increase in client activity, partially offset by the increased losses in other revenues. Total operating expenses decreased 7% compared to 4Q19, reflecting lower general and administrative expenses and compensation and benefits.
The operating environment in 1Q20 was characterized by heightened volatility due to the COVID-19 pandemic, which benefited trading activity, but negatively impacted our underwriting business. If current conditions persist, we expect our results to be adversely impacted by significantly muted client activity and a potentially significant impact on credit losses.
Capital and leverage metrics
As of the end of 1Q20, we reported risk-weighted assets of USD 71.7 billion, an increase of USD  13.1 billion compared to the end of 4Q19, reflecting the pro-cyclical effects of higher market volatility in the second half of the quarter as well as increased drawdowns in the corporate lending portfolio. Leverage exposure was USD 304.2 billion, an increase of USD 38.6 compared to the end of 4Q19, reflecting the COVID-19 related market dislocation, increased margin requirements, increased settlement fails and drawdowns in the corporate lending portfolio as well as reduced netting at the end of the quarter.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,630	1,312	1,472	24	11
Provision for credit losses	150	31	11	384	–
Compensation and benefits	600	621	636	(3)	(6)
General and administrative expenses	416	488	415	(15)	0
Commission expenses	134	124	128	8	5
Total other operating expenses	550	612	543	(10)	1
Total operating expenses	1,150	1,233	1,179	(7)	(2)
Income before taxes	330	48	282	–	17
Statement of operations metrics (%)
Return on regulatory capital	9.6	1.4	8.9	–	–
Cost/income ratio	70.6	94.0	80.1	–	–
Number of employees (full-time equivalents)
Number of employees	12,530	12,610	11,460	(1)	9

Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	985	808	890	22	11
Equity sales and trading	653	385	540	70	21
Underwriting	168	176	141	(5)	19
Other [1]	(176)	(57)	(99)	209	78
Net revenues	1,630	1,312	1,472	24	11
Balance sheet statistics (CHF million)
Total assets	241,242	214,019	227,482	13	6
Risk-weighted assets	69,104	56,777	58,131	22	19
Risk-weighted assets (USD)	71,697	58,589	58,301	22	23
Leverage exposure	293,239	257,407	259,420	14	13
Leverage exposure (USD)	304,245	265,621	260,181	15	17
1
Other revenues include treasury funding costs, the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise, and changes in the carrying value of certain investments.

Reconciliation of adjusted results
	Global Markets
in	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	1,630	1,312	1,472
Real estate gains	0	(7)	0
Adjusted net revenues	1,630	1,305	1,472
Provision for credit losses	150	31	11
Total operating expenses	1,150	1,233	1,179
Expenses related to real estate disposals	2	(28)	(8)
Adjusted total operating expenses	1,152	1,205	1,171
Income before taxes	330	48	282
Total adjustments	(2)	21	8
Adjusted income before taxes	328	69	290
Adjusted return on regulatory capital (%)	9.6	2.1	9.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 1Q20, fixed income sales and trading revenues of CHF 985 million increased 11% compared to 1Q19, mainly reflecting increased macro and global credit products trading activity, driven by significantly higher trading volumes and client activity. During the quarter, market conditions were characterized by high levels of volatility, significant widening in US high yield credit spreads and record low interest rates. Macro products revenues increased significantly, driven by higher rates and foreign exchange trading activity. Global credit products revenues increased, primarily due to significantly higher investment grade trading activity across regions, partially offset by unrealized mark-to-market losses of CHF 142 million in leveraged finance. Emerging markets revenues decreased significantly, reflecting weak financing, trading and structured credit activity across regions compared to increased client activity in 1Q19. In addition, securitized products revenues decreased slightly, reflecting significantly lower non-agency trading, driven by significant spread widening, partially offset by higher agency trading revenues.
Compared to 4Q19, fixed income sales and trading revenues increased 22%, reflecting seasonally higher client activity and increased trading volumes. Macro products revenues increased significantly, reflecting higher rates and foreign exchange trading activity. Global credit products revenues increased, reflecting significantly higher investment grade trading activity, partially offset by the unrealized mark-to-market losses in leveraged finance. Emerging markets revenues decreased significantly, due to weak financing activity and reduced trading activity across regions. Securitized products revenues decreased, primarily due to significantly lower non-agency trading activity.
Equity sales and trading
In 1Q20, equity sales and trading revenues of CHF 653 million increased 21% compared to 1Q19, primarily reflecting higher revenues across all businesses due to a significant increase in trading volumes across regions. Equity derivatives revenues increased significantly, reflecting higher flow trading activity due to elevated volatility. Cash equities revenues increased, reflecting higher client trading activity across regions. Prime services revenues also increased, reflecting higher client financing revenues.
Compared to 4Q19, equity sales and trading revenues increased 70%, reflecting significantly higher trading volumes and a seasonal increase in client activity. Equity derivatives revenues increased significantly, reflecting higher flow and structured trading activity. Cash equities revenues increased, reflecting higher trading volumes and client activity across regions. In addition, prime services revenues increased, mainly driven by higher client financing revenues.
Underwriting
In 1Q20, underwriting revenues of CHF 168 million increased 19% compared to 1Q19, primarily due to higher debt underwriting revenues. This was partially offset by lower equity underwriting revenues, reflecting lower equity issuance activity, particularly in March due to high levels of volatility.
Compared to 4Q19, underwriting revenues decreased 5%, primarily due to reduced equity underwriting revenues reflecting lower industry wide equity issuance activity. This was partially offset by increased debt underwriting revenues.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 150 million, compared to CHF 11 million in 1Q19 and CHF 31 million in 4Q19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
In 1Q20, total operating expenses of CHF 1,150 million decreased 2% compared to 1Q19, reflecting lower compensation and benefits. Compensation and benefits of CHF 600 million decreased 6%, reflecting lower discretionary compensation and deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 416 million were stable.
Compared to 4Q19, total operating expenses decreased 7%, reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 15%, primarily due to the expenses related to real estate disposals and the litigation provisions in 4Q19. Compensation and benefits decreased 3%, primarily reflecting lower discretionary compensation expenses.

Investment Banking & Capital Markets
In 1Q20, we reported a loss before taxes of CHF 378 million and net revenues of CHF 183 million. Net revenues decreased 49% compared to 1Q19, driven by market disruption in March, impacting primary markets and client activity.
Results summary
1Q20 results
In 1Q20, we reported a loss before taxes of CHF 378 million compared to a loss before taxes of CHF 93 million in 1Q19. Profitability was negatively impacted by a market disruption in March following the COVID-19 outbreak, resulting in a sharp decline in client activity, mark-to-market losses on underwriting commitments and higher provisions for credit losses in our corporate lending portfolio. Net revenues decreased 49%, driven by unrealized mark-to-market losses of CHF 142 million in our leveraged finance underwriting portfolio and net losses of CHF 49 million on hedges for our uncollateralized corporate derivatives exposure. Debt underwriting revenues decreased CHF 210 million compared to 1Q19, due to the lower leveraged finance revenues, reflecting unrealized mark-to-market losses on our underwriting commitments, and lower derivatives financing revenues, reflecting losses on hedges for our corporate derivatives exposures. Despite the challenging operating environment, equity underwriting revenues increased 5%, primarily driven by higher initial public offering (IPO) issuance activity. Revenues from advisory and other fees increased 9%, primarily driven by higher revenues from completed M&A transactions. Provision for credit losses increased to CHF 155 million, compared to CHF 8 million in 1Q19, primarily driven by negative developments in our corporate lending portfolio, which included increased drawdowns on loan commitments. Total operating expenses of CHF 406 million decreased 8%, driven by lower compensation and benefits and general and administrative expenses.
Compared to 4Q19, net revenues decreased 58%, driven by lower revenues from debt underwriting, advisory and other fees and equity underwriting. Debt underwriting decreased significantly, primarily due to lower leveraged finance revenues, reflecting the unrealized mark-to-market losses in our leveraged finance underwriting portfolio, and lower derivatives financing revenues, reflecting losses on hedges for corporate derivatives exposure. Revenues from advisory and other fees decreased 20%, primarily driven by lower revenues from completed M&A transactions. Equity underwriting decreased 15%, primarily driven by a decrease in IPO issuance activity, partially offset by higher revenues from follow-on activity. Total operating expenses decreased 10%, reflecting lower general and administrative expenses and compensation and benefits.
In early 2020, the spread of COVID-19 caused financial markets to experience increased volatility, accompanied by a decline in equity indices and an increase in corporate borrowing costs. If these conditions persist or worsen, they are likely to continue to result in lower investment banking client activity, adversely impacting our financial advisory and underwriting fees, together with our credit exposures.
Divisional results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Net revenues	183	431	356	(58)	(49)
Provision for credit losses	155	39	8	297	–
Compensation and benefits	292	302	311	(3)	(6)
General and administrative expenses	110	145	127	(24)	(13)
Commission expenses	4	5	3	(20)	33
Total other operating expenses	114	150	130	(24)	(12)
Total operating expenses	406	452	441	(10)	(8)
Loss before taxes	(378)	(60)	(93)	–	306
Statement of operations metrics (%)
Return on regulatory capital	(43.4)	(6.6)	(10.6)	–	–
Cost/income ratio	221.9	104.9	123.9	–	–
Number of employees (full-time equivalents)
Number of employees	3,320	3,090	3,080	7	8

Capital and leverage metrics
As of the end of 1Q20, risk-weighted assets were USD 26.3 billion, an increase of USD 2.0 billion compared to the end of 4Q19. Leverage exposure was USD 45.1 billion, an increase of USD 1.1 billion compared to the end of 4Q19. The increase in both cases was primarily due to increases in borrowers’ drawdowns on revolving credit facilities.
Divisional results (continued)
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	152	189	140	(20)	9
Debt underwriting	(24)	189	186	–	–
Equity underwriting	61	72	58	(15)	5
Other	(6)	(19)	(28)	(68)	(79)
Net revenues	183	431	356	(58)	(49)
Balance sheet statistics (CHF million)
Total assets	24,466	17,819	17,494	37	40
Risk-weighted assets	25,333	23,559	24,760	8	2
Risk-weighted assets (USD)	26,284	24,311	24,833	8	6
Leverage exposure	43,423	42,590	42,161	2	3
Leverage exposure (USD)	45,053	43,949	42,285	3	7
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q20	4Q19	1Q19
Adjusted results (CHF million)
Net revenues	183	431	356
Provision for credit losses	155	39	8
Total operating expenses	406	452	441
Expenses related to real estate disposals	2	(18)	(7)
Adjusted total operating expenses	408	434	434
Income/(loss) before taxes	(378)	(60)	(93)
Total adjustments	(2)	18	7
Adjusted loss before taxes	(380)	(42)	(86)
Adjusted return on regulatory capital (%)	(43.7)	(4.6)	(9.9)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 1Q20, revenues from advisory and other fees of CHF 152 million increased 9% compared to 1Q19, driven by higher revenues from completed M&A transactions.
Compared to a strong 4Q19, revenues from advisory and other fees decreased 20%, reflecting lower revenues from completed M&A transactions.
Debt underwriting
In 1Q20, debt underwriting reported negative revenues of CHF 24 million compared to revenues of CHF 186 million in 1Q19, reflecting lower leveraged finance and derivatives financing revenues. Leveraged finance revenues decreased primarily driven by unrealized mark-to-market losses of CHF 142 million in our underwriting portfolio. Derivatives financing revenues decreased, driven by losses of CHF 71 million on hedges for our corporate derivatives exposure. In each case, the decrease was a result of a sharp increase in market volatility and credit spreads in March.
Compared to 4Q19, debt underwriting revenues decreased significantly, mainly due to the unrealized mark-to-market losses in our underwriting commitments and the losses on valuation adjustments in our corporate derivatives portfolio.
Equity underwriting
In 1Q20, equity underwriting revenues of CHF 61 million increased 5% compared to 1Q19, driven mainly by higher IPO issuance activity.
Compared to 4Q19, equity underwriting revenues decreased 15%, primarily driven by lower IPO issuance activity, partially offset by higher revenues from follow-on activity.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 155 million, compared to CHF 8 million in 1Q19 and CHF 39 million in 4Q19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses
In 1Q20, total operating expenses of CHF 406 million decreased 8% compared to 1Q19, driven by lower compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 292 million decreased 6%, mainly reflecting lower discretionary and deferred compensation expenses. General and administrative expenses of CHF 110 million decreased 13%, primarily reflecting the expenses related to real estate disposals in 1Q19.
Compared to 4Q19, total operating expenses decreased 10%, reflecting lower general and administrative expenses and compensation and benefits. General and administrative expenses decreased 24%, primarily reflecting the expenses related to real estate disposals in 4Q19. Compensation and benefits decreased 3%, mainly due to the severance expenses incurred in 4Q19 and lower salary expenses, partially offset by increased discretionary compensation expenses.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	189	234	171	(19)	11
Debt underwriting	65	456	460	(86)	(86)
Equity underwriting	164	205	138	(20)	19
Global advisory and underwriting revenues	418	895	769	(53)	(46)

Corporate Center
In 1Q20, we reported a loss before taxes of CHF 129 million compared to losses of CHF 383 million in 1Q19 and CHF 527 million in 4Q19.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 1Q19. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(49)	91	(118)	–	(58)
Asset Resolution Unit	(57)	(43)	(35)	33	63
Other	33	74	62	(55)	(47)
Net revenues	(73)	122	(91)	–	(20)
Provision for credit losses	3	6	6	(50)	(50)
Compensation and benefits	(59)	167	130	–	–
General and administrative expenses	88	457	140	(81)	(37)
Commission expenses	24	19	16	26	50
Total other operating expenses	112	476	156	(76)	(28)
Total operating expenses	53	643	286	(92)	(81)
Income/(loss) before taxes	(129)	(527)	(383)	(76)	(66)
of which Asset Resolution Unit	(94)	(94)	(103)	0	(9)
Balance sheet statistics (CHF million)
Total assets	133,354	122,009	120,160	9	11
Risk-weighted assets	42,451	51,369	50,053	(17)	(15)
Leverage exposure	52,036	128,904	129,617	(60)	(60)

Results summary
1Q20 results
In 1Q20, we reported a loss before taxes of CHF 129 million compared to losses of CHF 383 million in 1Q19 and CHF 527 million in 4Q19. We reported negative net revenues of CHF 73 million in 1Q20, primarily driven by negative net revenues related to the Asset Resolution Unit and negative treasury results. Total operating expenses of CHF 53 million decreased CHF 233 million compared to 1Q19, primarily reflecting lower compensation and benefits and lower general and administrative expenses.
Compared to 4Q19, total operating expenses decreased CHF 590 million, primarily reflecting lower general and administrative expenses, primarily driven by litigation provisions incurred in 4Q19, mainly in connection with mortgage-related matters, and lower compensation and benefits.
Capital and leverage metrics
As of the end of 1Q20, we reported RWA of CHF 42.5 billion, a decrease of CHF 8.9 billion compared to the end of 4Q19, primarily reflecting movements in risk levels, mainly related to credit risk, and internal model and parameter updates, mainly related to operational risk. With respect to internal model and parameter updates, FINMA permitted us to update our advanced measurement approach for the measurement of operational risk RWA, primarily in respect of our residential mortgage-backed securities (RMBS) settlements. Furthermore, FINMA allowed us to reduce RWA to remove the excessive pro-cyclical behavior of the exposure modelling approach for derivatives, which contributed to movements in risk levels. Leverage exposure was CHF 52.0 billion as of the end of 1Q20, a decrease of CHF 76.9 billion compared to the end of 4Q19, primarily reflecting the temporary exclusion of central bank reserves of CHF 88 billion from leverage ratio calculations, as announced by FINMA in response to the COVID-19 pandemic, after adjusting for planned dividend payments in 2Q20 and 4Q20.
Results details
Net revenues
In 1Q20, we reported negative net revenues of CHF 73 million compared to CHF 91 million in 1Q19 and net revenues of CHF 122 million in 4Q19.
Negative treasury results of CHF 49 million in 1Q20 reflected losses of CHF 279 million with respect to structured notes volatility, primarily relating to own credit spread movements, mainly in March, amid continued market volatility surrounding COVID-19 and central bank stimulus announcements, and negative revenues of CHF 28 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 179 million on fair-valued money market instruments and gains of CHF 94 million relating to fair value option volatility on own debt. In 1Q19, negative treasury results of CHF 118 million mainly reflected losses of CHF 84 million with respect to structured notes volatility, negative revenues of CHF 69 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 15 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 30 million relating to fair value option volatility on own debt and gains of CHF 20 million relating to hedging volatility. In 4Q19, positive treasury results of CHF 91 million reflected gains of CHF 53 million relating to hedging volatility, gains of CHF 44 million relating to fair value option volatility on own debt, gains of CHF 21 million on fair-valued money market instruments and gains of CHF 13 million with respect to structured notes volatility. These gains were partially offset by negative revenues of CHF 40 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported negative net revenues of CHF 57 million in 1Q20 compared to CHF 35 million in 1Q19 and CHF 43 million in 4Q19. Compared to 1Q19 and 4Q19, the movement was driven by lower revenues from portfolio assets in 1Q20, partially offset by lower asset funding costs.
In 1Q20, other revenues of CHF 33 million decreased CHF 29 million compared to 1Q19, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of losses from trading in own shares compared to gains in 1Q19. Compared to 4Q19, other revenues decreased CHF 41 million, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of losses from trading in own shares compared to gains in 4Q19.
Provision for credit losses
In 1Q20, we recorded provision for credit losses of CHF 3 million compared to CHF 6 million in 1Q19 and CHF 6 million in 4Q19. The provision for credit losses in 1Q19 and 4Q19 were primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 53 million decreased CHF 233 million compared to 1Q19, mainly reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits decreased CHF 189 million, primarily reflecting lower deferred compensation expenses from prior-year awards, lower expenses for long-dated legacy deferred compensation and retirement programs and decreased discretionary compensation expenses. General and administrative expenses decreased CHF 52 million, primarily reflecting lower expenses related to the legacy litigation provisions, lower general and administrative expenses related to the Asset Resolution Unit and reduced expenses relating to the continuing evolution of our legal entity structure.

Compared to 4Q19, total operating expenses decreased CHF 590 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 369 million, primarily driven by litigation provisions incurred in 4Q19, mainly in connection with mortgage-related matters. Compensation and benefits decreased CHF 226 million, primarily reflecting lower deferred compensation expenses from prior-year awards, lower expenses for long-dated legacy deferred compensation and retirement programs and decreased discretionary compensation expenses.
Expense allocation to divisions
	in			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	595	778	772	(24)	(23)
General and administrative expenses	500	947	621	(47)	(19)
Commission expenses	24	19	16	26	50
Total other operating expenses	524	966	637	(46)	(18)
Total operating expenses before allocation to divisions	1,119	1,744	1,409	(36)	(21)
Net allocation to divisions	1,066	1,101	1,123	(3)	(5)
of which Swiss Universal Bank	244	236	254	3	(4)
of which International Wealth Management	205	206	213	0	(4)
of which Asia Pacific	183	174	184	5	(1)
of which Global Markets	364	388	381	(6)	(4)
of which Investment Banking & Capital Markets	70	97	91	(28)	(23)
Total operating expenses	53	643	286	(92)	(81)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change
	1Q20	4Q19	1Q19	QoQ	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	(10)	7	21	–	–
Asset funding costs	(47)	(50)	(56)	(6)	(16)
Net revenues	(57)	(43)	(35)	33	63
Provision for credit losses	0	4	6	(100)	(100)
Compensation and benefits	24	28	34	(14)	(29)
General and administrative expenses	12	18	26	(33)	(54)
Commission expenses	1	1	2	0	(50)
Total other operating expenses	13	19	28	(32)	(54)
Total operating expenses	37	47	62	(21)	(40)
Income/(loss) before taxes	(94)	(94)	(103)	0	(9)
Balance sheet statistics (CHF million)
Total assets	19,009	17,357	20,880	10	(9)
Risk-weighted assets (USD) [1]	8,826	10,453	11,691	(16)	(25)
Leverage exposure (USD)	26,608	25,557	29,336	4	(9)
1 Risk-weighted assets excluding operational risk were USD 7,154 million, USD 8,745 million and USD 6,564 million as of the end of 1Q20, 4Q19 and 1Q19, respectively.

Assets under management
As of the end of 1Q20, assets under management were CHF 1,370.5 billion, 9.1% lower compared to the end of 4Q19 with net new assets of CHF 5.8 billion in 1Q20.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
end of	1Q20	4Q19	1Q19	% change QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	194.8	217.6	210.7	(10.5)	(7.5)
Swiss Universal Bank - Corporate & Institutional Clients	405.3	436.4	395.9	(7.1)	2.4
International Wealth Management - Private Banking	327.7	370.0	356.4	(11.4)	(8.1)
International Wealth Management - Asset Management	409.6	437.9	404.5	(6.5)	1.3
Asia Pacific - Private Banking	197.0	220.0	214.7	(10.5)	(8.2)
Assets managed across businesses [1]	(163.9)	(174.7)	(155.2)	(6.2)	5.6
Assets under management	1,370.5	1,507.2	1,427.0	(9.1)	(4.0)
of which discretionary assets	450.1	489.7	461.1	(8.1)	(2.4)
of which advisory assets	920.4	1,017.5	965.9	(9.5)	(4.7)
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	237.2	260.4	247.3	(8.9)	(4.1)
Swiss Universal Bank - Corporate & Institutional Clients	498.9	534.4	493.5	(6.6)	1.1
International Wealth Management - Private Banking	398.9	474.0	457.9	(15.8)	(12.9)
International Wealth Management - Asset Management	409.6	437.9	404.5	(6.5)	1.3
Asia Pacific - Private Banking	244.2	275.0	269.8	(11.2)	(9.5)
Assets managed across businesses	(163.9)	(174.7)	(155.2)	(6.2)	5.6
Client Assets	1,624.9	1,807.0	1,717.8	(10.1)	(5.4)
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	1Q20	4Q19	1Q19
Growth in assets under management (CHF billion)
Net new assets	5.8	9.9	34.6
of which Swiss Universal Bank - Private Clients	(4.2)	(0.5)	3.3
of which Swiss Universal Bank - Corporate & Institutional Clients	4.8	2.5	27.6
of which International Wealth Management - Private Banking	3.7	0.6	1.3
of which International Wealth Management - Asset Management [1]	0.1	7.5	(0.5)
of which Asia Pacific - Private Banking	3.0	0.7	3.8
of which assets managed across businesses [2]	(1.6)	(0.9)	(0.9)
Other effects	(142.5)	20.4	47.5
of which Swiss Universal Bank - Private Clients	(18.6)	3.9	9.4
of which Swiss Universal Bank - Corporate & Institutional Clients	(35.9)	9.3	19.6
of which International Wealth Management - Private Banking	(46.0)	4.2	(2.4)
of which International Wealth Management - Asset Management	(28.4)	4.4	16.3
of which Asia Pacific - Private Banking	(26.0)	2.2	11.6
of which Strategic Resolution Unit [3]	–	–	(0.5)
of which assets managed across businesses [2]	12.4	(3.6)	(6.5)
Growth in assets under management	(136.7)	30.3	82.1
of which Swiss Universal Bank - Private Clients	(22.8)	3.4	12.7
of which Swiss Universal Bank - Corporate & Institutional Clients	(31.1)	11.8	47.2
of which International Wealth Management - Private Banking	(42.3)	4.8	(1.1)
of which International Wealth Management - Asset Management [1]	(28.3)	11.9	15.8
of which Asia Pacific - Private Banking	(23.0)	2.9	15.4
of which Strategic Resolution Unit [3]	–	–	(0.5)
of which assets managed across businesses [2]	10.8	(4.5)	(7.4)
Growth in assets under management (annualized) (%)
Net new assets	1.5	2.7	10.3
of which Swiss Universal Bank - Private Clients	(7.7)	(0.9)	6.7
of which Swiss Universal Bank - Corporate & Institutional Clients	4.4	2.4	31.7
of which International Wealth Management - Private Banking	4.0	0.7	1.5
of which International Wealth Management - Asset Management [1]	0.1	7.0	(0.5)
of which Asia Pacific - Private Banking	5.5	1.3	7.6
of which assets managed across businesses [2]	3.7	2.1	2.4
Other effects	(37.8)	5.5	14.1
of which Swiss Universal Bank - Private Clients	(34.2)	7.2	19.0
of which Swiss Universal Bank - Corporate & Institutional Clients	(32.9)	8.7	22.4
of which International Wealth Management - Private Banking	(49.7)	4.6	(2.7)
of which International Wealth Management - Asset Management	(26.0)	4.2	16.8
of which Asia Pacific - Private Banking	(47.3)	4.0	23.3
of which Strategic Resolution Unit [3]	–	–	(400.0)
of which assets managed across businesses [2]	(28.4)	8.5	17.6
Growth in assets under management	(36.3)	8.2	24.4
of which Swiss Universal Bank - Private Clients	(41.9)	6.3	25.7
of which Swiss Universal Bank - Corporate & Institutional Clients	(28.5)	11.1	54.1
of which International Wealth Management - Private Banking	(45.7)	5.3	(1.2)
of which International Wealth Management - Asset Management [1]	(25.9)	11.2	16.3
of which Asia Pacific - Private Banking	(41.8)	5.3	30.9
of which Strategic Resolution Unit [3]	–	–	(400.0)
of which assets managed across businesses [2]	(24.7)	10.6	20.0
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

Growth in assets under management (continued)
in	1Q20	4Q19	1Q19
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	3.5	5.9	4.7
of which Swiss Universal Bank - Private Clients	(1.9)	1.7	1.7
of which Swiss Universal Bank - Corporate & Institutional Clients	5.7	13.0	9.2
of which International Wealth Management - Private Banking	3.8	3.1	2.7
of which International Wealth Management - Asset Management [1]	5.5	5.5	3.2
of which Asia Pacific - Private Banking	3.7	4.4	7.1
of which Strategic Resolution Unit [2]	–	–	(7.7)
of which assets managed across businesses [3]	7.3	7.2	5.1
Following a review in 2019 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 4.3 billion of assets under management and related net new assets as of the end of 2019. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
1Q20 results
As of the end of 1Q20, assets under management of CHF 1,370.5 billion decreased CHF 136.7 billion compared to the end of 4Q19. The decrease was driven by unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 5.8 billion.
Net new assets of CHF 5.8 billion in 1Q20 mainly reflected inflows across the following businesses. Net new assets of CHF 4.8 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 3.7 billion in the Private Banking business of International Wealth Management mainly reflected inflows from Europe and emerging markets. Net new assets of CHF 3.0 billion in the Private Banking business of Asia Pacific primarily reflected inflows from South Asia and Japan, partially offset by outflows from Greater China. These inflows were partially offset by net asset outflows of CHF 4.2 billion in the Private Clients business of Swiss Universal Bank, primarily driven by a single outflow in the UHNW client segment.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

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II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q20, we observed significant market moves, but maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant, and recently we have begun to issue short duration securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard in Switzerland and, in November 2019, adopted a timetable that contemplates bringing the NSFR rules into force by mid-2021.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III– Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information on our liquidity pool.
As of the end of 1Q20, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 162.6 billion. The liquidity pool consisted of CHF 83.2 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 79.4 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France. The decrease of the liquidity pool managed by Treasury, as compared to 4Q19, was driven by significant market moves which led to large cash outflows, primarily due to increased margin requirements from derivatives products and increased drawdowns of credit facilities extended to our corporate clients.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Global Markets and Asia Pacific divisions, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 1Q20, this portfolio of liquid assets had a market value of CHF 26.4 billion, consisting of CHF 10.2 billion of high-grade bonds and CHF 16.2 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 13% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. We worked with our business divisions to use parts of these unencumbered assets to generate additional HQLA to counteract the observed decrease of the liquidity position due to the systemic stress. As a result, the liquidity pool is smaller as compared to 4Q19.
Liquidity pool – Group
	1Q20					4Q19
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	58,551	11,548	10,883	2,194	83,176	82,209
Securities	7,799	44,337	8,808	18,491	79,435	82,641
Liquid assets [1]	66,350	55,885	19,691	20,685	162,611	164,850
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 182% as of the end of 1Q20, a decrease from 198% as of the end of 4Q19, representing an average HQLA of CHF 161.7 billion and average net cash outflows of CHF 88.8 billion. The decrease reflects the economic disruptions associated with the COVID-19 outbreak that have led to increased requirements to post initial and variation margin to financial market utilities and trading counterparties with whom we operate. The ratio also reflects increased drawdowns of credit facilities extended to our corporate clients and an increase in business liquidity usage, partially offset by actions taken in 1Q20 to bolster our liquidity and funding position, including long-term funding issuances, increased client deposits and reductions of net cash outflows.
The decrease in the LCR in 1Q20 reflected an increase in net cash outflows along with a lower level of average HQLA. The increase in net cash outflows was primarily a result of higher cash outflows in additional requirements mainly related to collateral requirements, unsecured wholesale funding increases related to unsecured debt and non-operational deposits, as well as an increase in net cash outflows associated with secured wholesale funding and secured lending activities. These increases in net cash outflows were partially offset by lower net cash outflows arising from balances related to open trades. The lower HQLA during the period reflected a decrease in the amount of securities held during the period, partially offset by an increase in the amount of cash held with central banks.
Liquidity coverage ratio – Group
	1Q20				4Q19
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		161,668		164,503
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,300		19,747		20,519
Unsecured wholesale funding	215,728		95,281		92,801
Secured wholesale funding	–		48,519		49,456
Additional requirements	176,467		37,196		33,761
Other contractual funding obligations	52,079		52,079		58,909
Other contingent funding obligations	226,148		5,345		5,792
Total cash outflows	–		258,167		261,238
Cash inflows (CHF million)
Secured lending	126,898		81,595		84,353
Inflows from fully performing exposures	67,065		31,663		32,567
Other cash inflows	56,126		56,126		61,063
Total cash inflows	250,089		169,384		177,983
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		161,668		164,503
Net cash outflows (CHF million)	–		88,783		83,255
Liquidity coverage ratio (%)	–		182		198
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 13% as of the end of 1Q20, compared to 9% as of the end of 4Q19, reflecting an increase in deposits. Loans also increased slightly compared to 4Q19. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 342 billion as of the end of 1Q20, compared to CHF 324 billion as of the end of 4Q19, reflecting an increase in our customer deposit base in the private banking and corporate & institutional banking businesses in 1Q20, mainly driven by an increase in time and demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 1Q20, we had outstanding long-term debt of CHF 144.9 billion, which included senior and subordinated instruments. We had CHF 40.2 billion and CHF 15.8 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q20 compared to CHF 49.4 billion and CHF 15.1 billion, respectively, as of the end of 4Q19.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings remained stable with CHF 27.9 billion as of the end of 1Q20, compared to CHF 28.4 billion as of the end of 4Q19.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q20, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information.
Debt issuances and redemptions
in 1Q20	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	4.6	1.6	1.2	7.4
of which unsecured	3.5	1.6	1.2	6.3
of which secured	1.1	0.0	0.0	1.1
Maturities / Redemptions	0.3	1.4	1.5	3.2
of which unsecured	0.0	1.4	1.5	2.9
of which secured	0.3	0.0	0.0	0.3
Excludes structured notes.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.0 billion, CHF 0.1 billion and CHF 0.9 billion, respectively, as of the end of 1Q20, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2019 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 1Q20, our BIS CET1 ratio was 12.1% and our BIS tier 1 leverage ratio was 5.8%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III. Certain tier 2 capital instruments are subject to phase out through 2022.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Federal Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Swiss capital and leverage requirements for Credit Suisse
Effective as of January 1, 2020	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 1Q20, the rebate for resolvability relating to the Group and the Bank's capital ratios was 2.288%, resulting in a gone concern requirement of 11.331%, and 0.8% relating to the leverage ratios, resulting in a gone concern leverage requirement of 3.98%.

Regulatory developments
In response to the COVID-19 outbreak, the Swiss government, the SNB and FINMA have taken various measures to mitigate the consequences for the economy and the financial system, including the temporary exclusion of central bank reserves from leverage ratio calculations, deactivation of the Swiss countercyclical capital buffer, changes to the implementation timeline of the outstanding Basel III standards as well as modifications to the phase-in of RWA inflation related to certain Basel III revisions to the capital requirements for credit risk.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse for a discussion of regulatory developments pertaining to COVID-19.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 9.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.2%, both as of the end of 1Q20.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.5 billion and the Higher Trigger Capital Ratio was 4.8%, both as of the end of 1Q20.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2019 for further information on the Higher Trigger Capital Amount.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
First quarter of 2020	EUR	1,250	0.65	Senior notes	2028
	USD	280	–	Zero coupon accreting senior notes	2060
April to date	USD	3,000	4.194	Senior notes	2031
	EUR	2,000	3.25	Senior notes	2026
Issuances – high-trigger capital instruments
First quarter of 2020	USD	1,000	5.1	Perpetual tier 1 contingent capital notes	–
Redemptions
First quarter of 2020	USD	1,354	5.4	Tier 2 subordinated notes	–
	CHF	200	3.375	Tier 2 subordinated notes	–
	USD	1,500	2.75	Senior unsecured notes	–

BIS capital metrics
BIS capital metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,332	36,774	(1)
Tier 1 capital	50,825	49,791	2
Total eligible capital	53,762	52,725	2
Risk-weighted assets	300,580	290,463	3
Capital ratios (%)
CET1 ratio	12.1	12.7	–
Tier 1 ratio	16.9	17.1	–
Total capital ratio [1]	17.9	18.2	–
Eligible capital – Group
			% change
end of	1Q20	4Q19	QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,675	43,644	12
Adjustments
Regulatory adjustments [2]	(363)	(247)	47
Goodwill [3]	(5,149)	(4,848)	6
Other intangible assets [3]	(330)	(38)	–
Deferred tax assets that rely on future profitability	(1,549)	(1,465)	6
Shortfall of provisions to expected losses	(172)	(458)	(62)
(Gains)/losses due to changes in own credit on fair-valued liabilities [4]	(1,668)	2,911	–
Defined benefit pension assets [3]	(2,311)	(2,263)	2
Investments in own shares	(544)	(426)	28
Other adjustments [5]	(257)	(36)	–
Total adjustments	(12,343)	(6,870)	80
CET1 capital	36,332	36,774	(1)
High-trigger capital instruments (7% trigger)	9,598	8,310	15
Low-trigger capital instruments (5.125% trigger)	4,895	4,707	4
Additional tier 1 capital	14,493	13,017	11
Tier 1 capital	50,825	49,791	2
Tier 2 low-trigger capital instruments (5% trigger)	2,937	2,934	0
Tier 2 capital [1]	2,937	2,934	0
Total eligible capital [1]	53,762	52,725	2
1
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 1Q20 and 4Q19, total eligible capital was CHF 54,064 million and CHF 53,038 million, including CHF 301 million and CHF 313 million of such instruments, and the total capital ratio was 18.0% and 18.3%, respectively.

2 Includes certain adjustments, such as an cumulative dividend accrual.
3 Net of deferred tax liability.
4 Since 1Q20, net of tax. Prior period has not been restated.
5 Includes cash flow hedge reserve.
1Q20 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	36,774
Net income attributable to shareholders	1,314
Foreign exchange impact [1]	(496)
Reversal of goodwill and intangible assets	(618)
Repurchase of shares under the share buyback program	(325)
Regulatory adjustments of own credit on fair-valued financial liabilities	(260)
Other [2]	(57)
Balance at end of period	36,332
Additional tier 1 capital (CHF million)
Balance at beginning of period	13,017
Foreign exchange impact	(95)
Issuances	988
Other [3]	583
Balance at end of period	14,493
Tier 2 capital (CHF million)
Balance at beginning of period	2,934
Foreign exchange impact	(45)
Other	48
Balance at end of period	2,937
Eligible capital (CHF million)
Balance at end of period	53,762
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the impact of a dividend accrual and the net effect of share-based compensation and pensions.
3 Primarily reflects valuation impacts.
Our CET1 ratio was 12.1% as of the end of 1Q20 compared to 12.7% as of the end of 4Q19. Our tier 1 ratio was 16.9% as of the end of 1Q20 compared to 17.1% as of the end of 4Q19. Our total capital ratio was 17.9% as of the end of 1Q20 compared to 18.2% as of the end of 4Q19.
CET1 capital was CHF 36.3 billion as of the end of 1Q20, stable compared to the end of 4Q19, mainly reflecting net income attributable to shareholders, offset by the reversal of goodwill and intangible assets, a negative foreign exchange impact and the repurchase of shares under the share buyback program. Additional tier 1 capital was CHF 14.5 billion as of the end of 1Q20. The increase of CHF 1.5 million compared to CHF 13.0 billion as of the end of 4Q19, primarily reflected the issuance of high-trigger additional tier 1 capital notes. Total eligible capital was CHF 53.8 billion as of the end of 1Q20, an increase compared to CHF 52.7 billion as of the end of 4Q19, reflecting higher additional tier 1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2019 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period.
As a result of the abrupt increase in market volatility in 1Q20 due to the COVID-19 pandemic, in April 2020 FINMA announced a temporary exemption, freezing the number of backtesting exceptions, and as a result the impact on minimum capital requirements due to the capital multiplier, at the level of February 1, 2020. This exemption is intended to remain in place at least until July 1, 2020. In 1Q20, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse for further information.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 300.6 billion as of the end of 1Q20, a 3% increase compared to CHF 290.5 billion as of the end of 4Q19, primarily driven by movements in risk levels in credit risk, primarily in Global Markets, and methodology and policy changes in credit risk. These increases were partially offset by decreases related to internal model and parameter updates, primarily related to operational risk, and a negative foreign exchange impact. Excluding the foreign exchange impact, the increase in credit risk was primarily driven by movements in risk levels attributable to book size, risk levels attributable to book quality and methodology and policy changes. The increase in risk levels attributable to book size was mainly driven by the pro-cyclical effects of higher market volatility in the second half of the quarter, primarily in secured financing exposures, increased lending risk exposures due to drawdowns in the corporate lending portfolio and increased derivatives exposures due to volatility, in each case mainly in Global Markets. These increases were partially offset by exposure decreases in advanced CVA in the Corporate Center and decreases in equity exposures, mainly in International Wealth Management. Furthermore, FINMA allowed us to reduce RWA to remove the excessive pro-cyclical behavior of the exposure modeling approach for derivatives, which contributed to a decrease in movements in risk levels attributable to book size in the Corporate Center. The increase in risk levels attributable to book quality was mainly related to movements in credit default swap (CDS) spreads and an increase in lending risk due to credit rating downgrades and loss given default (LGD) updates across counterparties, mainly in International Wealth Management. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for credit risk, including a new SA-CCR for derivatives, mainly in International Wealth Management, equity investments in funds and central counterparty default fund contributions.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by movements in risk levels, including the impact on VaR from increased market volatility.
Excluding the foreign exchange impact, the decrease in operational risk was mainly driven by internal model and parameter updates in the Corporate Center. In addition to decreases related to the annual recalibration of the advanced measurement approach, FINMA permitted us to update our advanced measurement approach for the measurement of operational risk RWA in respect of RMBS settlements.

Risk-weighted asset movement by risk type – Group
1Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Foreign exchange impact	(214)	(496)	(629)	(703)	(250)	(296)	(2,588)
Movements in risk levels	1,760	215	379	11,823	1,944	(5,310)	10,811
of which credit risk – book size [1]	1,517	(1,096)	(439)	11,047	2,092	(5,413)	7,708
of which credit risk – book quality [2]	243	1,311	818	776	(148)	103	3,103
Model and parameter updates – internal [3]	159	166	294	131	76	198	1,024
Model and parameter updates – external [4]	0	0	2	51	0	44	97
Methodology and policy changes [5]	393	1,482	237	484	99	249	2,944
Balance at end of period	68,405	30,808	26,719	48,592	21,434	23,283	219,241
Market risk (CHF million)
Balance at beginning of period	977	1,490	3,010	7,480	97	2,138	15,192
Foreign exchange impact	(5)	(8)	(17)	(45)	(1)	(11)	(87)
Movements in risk levels	150	190	1,907	502	9	(15)	2,743
Model and parameter updates – internal [3]	(3)	(52)	(157)	446	1	241	476
Balance at end of period	1,119	1,620	4,743	8,383	106	2,353	18,324
Operational risk (CHF million)
Balance at beginning of period	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Foreign exchange impact	(59)	(69)	(39)	(67)	(21)	(112)	(367)
Model and parameter updates – internal [3]	(230)	(267)	(155)	(295)	(83)	(3,906)	(4,936)
Balance at end of period	10,769	12,521	6,988	12,129	3,793	16,815	63,015
Total (CHF million)
Balance at beginning of period	78,342	43,788	36,628	56,777	23,559	51,369	290,463
Foreign exchange impact	(278)	(573)	(685)	(815)	(272)	(419)	(3,042)
Movements in risk levels	1,910	405	2,286	12,325	1,953	(5,325)	13,554
Model and parameter updates – internal [3]	(74)	(153)	(18)	282	(6)	(3,467)	(3,436)
Model and parameter updates – external [4]	0	0	2	51	0	44	97
Methodology and policy changes [5]	393	1,482	237	484	99	249	2,944
Balance at end of period	80,293	44,949	38,450	69,104	25,333	42,451	300,580
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Group
1Q20 (CHF million)
Credit risk	68,405	30,808	26,719	48,592	21,434	23,283	219,241
Market risk	1,119	1,620	4,743	8,383	106	2,353	18,324
Operational risk	10,769	12,521	6,988	12,129	3,793	16,815	63,015
Risk-weighted assets	80,293	44,949	38,450	69,104	25,333	42,451	300,580
4Q19 (CHF million)
Credit risk	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Market risk	977	1,490	3,010	7,480	97	2,138	15,192
Operational risk	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369	290,463

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	1Q20	4Q19
Leverage exposure (CHF million)
Swiss Universal Bank	269,324	264,987
International Wealth Management	101,466	100,664
Asia Pacific	110,218	115,442
Global Markets	293,239	257,407
Investment Banking & Capital Markets	43,423	42,590
Corporate Center	52,036	128,904
Leverage exposure	869,706	909,994
The leverage exposure was CHF 869.7 billion as of the end of 1Q20, a 4% decrease compared to CHF 910.0 billion as of the end of 4Q19. The decrease in leverage exposure mainly reflects the temporary exclusion of central bank reserves from leverage ratio calculations as permitted by FINMA, partially offset by an increase due to market volatility and business growth. For 1Q20, the leverage exposure excludes CHF 88 billion of cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
			% change
end of	1Q20	4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	832,166	787,295	6
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,666)	(14,146)	4
Derivative financial instruments	79,266	75,856	4
Securities financing transactions	(19,360)	(29,580)	(35)
Off-balance sheet exposures	80,622	90,569	(11)
Other [2]	(88,322)	–	–
Total adjustments	37,540	122,699	(69)
Leverage exposure	869,706	909,994	(4)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Represents cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20.
BIS leverage metrics – Group
				% change
end of	1Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,332		36,774	(1)
Tier 1 capital	50,825		49,791	2
Leverage exposure	869,706	[1]	909,994	(4)
Leverage ratios (%)
CET1 leverage ratio	4.2		4.0	–
Tier 1 leverage ratio	5.8		5.5	–
1 Leverage exposure excludes CHF 88,322 million of cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20.
The CET1 leverage ratio was 4.2% as of the end of 1Q20, an increase compared to 4.0% as of the end of 4Q19. The tier 1 leverage ratio was 5.8% as of the end of 1Q20, an increase compared to 5.5% as of the end of 4Q19.
Swiss metrics
Swiss capital metrics
As of the end of 1Q20, our Swiss CET1 capital was CHF 36.3 billion and our Swiss CET1 ratio was 12.1%. Our going concern capital was CHF 50.8 billion and our going concern capital ratio was 16.9%. Our gone concern capital was CHF 42.1 billion and our gone concern capital ratio was 14.0%. Our total loss-absorbing capacity was CHF 92.9 billion and our TLAC ratio was 30.8%.

Swiss capital metrics – Group
			% change
end of	1Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,305	36,740	(1)
Going concern capital	50,798	49,757	2
Gone concern capital	42,107	41,138	2
Total loss-absorbing capacity (TLAC)	92,905	90,895	2
Swiss risk-weighted assets	301,200	291,282	3
Swiss capital ratios (%)
Swiss CET1 ratio	12.1	12.6	–
Going concern capital ratio	16.9	17.1	–
Gone concern capital ratio	14.0	14.1	–
TLAC ratio	30.8	31.2	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
			% change
end of	1Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,332	36,774	(1)
Swiss regulatory adjustments [1]	(27)	(34)	(21)
Swiss CET1 capital	36,305	36,740	(1)
Additional tier 1 high-trigger capital instruments	9,598	8,310	15
Grandfathered capital instruments	4,895	4,707	4
of which additional tier 1 low-trigger capital instruments	4,895	4,707	4
Swiss additional tier 1 capital	14,493	13,017	11
Going concern capital	50,798	49,757	2
Bail-in debt instruments	38,106	37,172	3
Tier 2 amortization component	1,064	1,032	3
Tier 2 low-trigger capital instruments	2,937	2,934	–
Gone concern capital	42,107	41,138	2
Total loss-absorbing capacity	92,905	90,895	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	300,580	290,463	3
Swiss regulatory adjustments [2]	620	819	(24)
Swiss risk-weighted assets	301,200	291,282	3
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
				% change
end of	1Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,305		36,740	(1)
Going concern capital	50,798		49,757	2
Gone concern capital	42,107		41,138	2
Total loss-absorbing capacity	92,905		90,895	2
Leverage exposure	869,706		909,994	(4)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2		4.0	–
Going concern leverage ratio	5.8		5.5	–
Gone concern leverage ratio	4.8	[1]	4.5	–
TLAC leverage ratio	10.7		10.0	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
1
The gone concern ratio would be 4.4%, if calculated using a leverage exposure of CHF 958,028 million without the temporary exclusion of cash held at central banks, after adjusting for planned dividend payments in 2Q20 and 4Q20, of CHF 88,322 million.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 1Q20, our Swiss CET1 leverage ratio was 4.2%, our going concern leverage ratio was 5.8%, our gone concern leverage ratio was 4.8% and our TLAC leverage ratio was 10.7%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
			% change
end of	1Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	41,562	41,933	(1)
Tier 1 capital	55,089	54,024	2
Total eligible capital	58,026	56,958	2
Risk-weighted assets	302,299	290,843	4
Capital ratios (%)
CET1 ratio	13.7	14.4	–
Tier 1 ratio	18.2	18.6	–
Total capital ratio [1]	19.2	19.6	–
Eligible capital and risk-weighted assets – Bank
end of	1Q20		4Q19	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	51,282		46,120	11
Regulatory adjustments [2]	(574)		(58)	–
Other adjustments [3]	(9,146)		(4,129)	122
CET1 capital	41,562		41,933	(1)
Additional tier 1 instruments	13,527	[4]	12,091	12
Additional tier 1 capital	13,527		12,091	12
Tier 1 capital	55,089		54,024	2
Tier 2 low-trigger capital instruments (5% trigger)	2,937		2,934	0
Tier 2 capital [1]	2,937		2,934	0
Total eligible capital [1]	58,026		56,958	2
Risk-weighted assets by risk type (CHF million)
Credit risk	220,960		207,333	7
Market risk	18,324		15,192	21
Operational risk	63,015		68,318	(8)
Risk-weighted assets	302,299		290,843	4
1
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 1Q20 and 4Q19, total eligible capital was CHF 58,327 million and CHF 57,271 million, including CHF 301 million and CHF 314 million of such instruments, and the total capital ratio was 19.3% and 19.7%, respectively.

2 Includes certain regulatory adjustments, such as an cumulative dividend accrual.
3 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 9.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

Leverage exposure components – Bank
				% change
end of	1Q20		4Q19	QoQ
Leverage exposure (CHF million)
Balance sheet assets	835,796		790,459	6
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,848)		(11,545)	3
Derivative financial instruments	79,366		75,906	5
Securities financing transactions	(19,358)		(29,580)	(35)
Off-balance sheet exposures	80,627		90,574	(11)
Other	(101,720)	[2]	–	–
Total adjustments	27,067		125,355	(78)
Leverage exposure	862,863		915,814	(6)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Represents cash held at central banks.
BIS leverage metrics – Bank
				% change
end of	1Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	41,562		41,933	(1)
Tier 1 capital	55,089		54,024	2
Leverage exposure	862,863	[1]	915,814	(6)
Leverage ratios (%)
CET1 leverage ratio	4.8		4.6	–
Tier 1 leverage ratio	6.4		5.9	–
1 Leverage exposure excludes CHF 101,720 million of cash held at central banks.
Swiss capital metrics – Bank
			% change
end of	1Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	41,534	41,899	(1)
Going concern capital	55,061	53,990	2
Gone concern capital	42,111	41,136	2
Total loss-absorbing capacity	97,172	95,126	2
Swiss risk-weighted assets	302,908	291,651	4
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	14.4	–
Going concern capital ratio	18.2	18.5	–
Gone concern capital ratio	13.9	14.1	–
TLAC ratio	32.1	32.6	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.

Swiss capital and risk-weighted assets – Bank
			% change
end of	1Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	41,562	41,933	(1)
Swiss regulatory adjustments [1]	(28)	(34)	(18)
Swiss CET1 capital	41,534	41,899	(1)
Additional tier 1 high-trigger capital instruments	9,598	8,315	15
Grandfathered capital instruments	3,929	3,776	4
of which additional tier 1 low-trigger capital instruments	3,929	3,776	4
Swiss additional tier 1 capital	13,527	12,091	12
Going concern capital	55,061	53,990	2
Bail-in debt instruments	38,109	37,170	3
Tier 2 instruments subject to phase-out	1,065	1,032	3
Tier 2 amortization component	2,937	2,934	0
Gone concern capital	42,111	41,136	2
Total loss-absorbing capacity	97,172	95,126	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	302,299	290,843	4
Swiss regulatory adjustments [2]	609	808	(25)
Swiss risk-weighted assets	302,908	291,651	4
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
				% change
end of	1Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	41,534		41,899	(1)
Going concern capital	55,061		53,990	2
Gone concern capital	42,111		41,136	2
Total loss-absorbing capacity	97,172		95,126	2
Leverage exposure	862,863		915,814	(6)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.8		4.6	–
Going concern leverage ratio	6.4		5.9	–
Gone concern leverage ratio	4.9	[1]	4.5	–
TLAC leverage ratio	11.3		10.4	–
The Swiss capital requirements have been fully phased-in as of 1Q20 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 The gone concern ratio would be 4.4%, if calculated using a leverage exposure of CHF 964,583 million without the temporary exclusion of cash held at central banks of CHF 101,720 million.
Shareholders’ equity
Our total shareholders’ equity was CHF 48.7 billion as of the end of 1Q20 compared to CHF 43.6 billion as of the end of 4Q19. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, net income attributable to shareholders and an increase in the share-based compensation obligation, partially offset by the foreign exchange-related movements on cumulative translation adjustments and the repurchase of shares under the share buyback program. In 1Q20, we repurchased 28.5 million ordinary shares for a total of CHF 325 million under the 2020 share buyback program.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	1Q20	4Q19	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	0
Additional paid-in capital	34,891	34,661	1
Retained earnings	31,816	30,634	4
Treasury shares, at cost	(1,882)	(1,484)	27
Accumulated other comprehensive loss	(16,252)	(20,269)	(20)
Total shareholders' equity	48,675	43,644	12
Goodwill	(4,604)	(4,663)	(1)
Other intangible assets	(279)	(291)	(4)
Tangible shareholders' equity [1]	43,792	38,690	13
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	0
Treasury shares	(157.0)	(119.8)	31
Shares outstanding	2,399.0	2,436.2	(2)
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Book value per share	20.29	17.91	13
Goodwill per share	(1.92)	(1.91)	1
Other intangible assets per share	(0.12)	(0.12)	0
Tangible book value per share [1]	18.25	15.88	15
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q20, the Group had a gross loan portfolio of CHF 304.2 billion, gross impaired loans of CHF 2.5 billion and an average trading book risk management VaR of USD 36 million.
Overview and risk-related developments
Prudent risk-taking in line with the Group’s strategic priorities is fundamental to our business and success. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and growth. The Group’s risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2019 for further information and additional details regarding our risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
COVID-19
The rapid spread of COVID-19 across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures which quickly closed down activity and increased economic disruption globally. World markets were severely negatively impacted, with multiple industries, including energy, industrials, retail and leisure, significantly affected. The containment measures introduced to address the COVID-19 outbreak will almost certainly send the world economy into a recession in at least the first half of 2020. However, major central banks and governments around the world have responded by implementing unprecedented monetary and fiscal policy stimulus measures. The pandemic and the consequences for markets and the global economy, at least in the first half of 2020, is likely to affect the Group’s financial performance, including potentially significant impacts for credit loss estimates, as well as impacts on trading revenues, net interest income and potential goodwill assessments. We are closely monitoring the spread of COVID-19 and the effects on our operations and business including through the reassessment of financial plans and the development of several stress scenarios to take into account potential additional downside.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on credit risk.
> Refer to “Note 17 – Loans”, “Note 18 – Financial instruments measured at amortized cost and credit losses” and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 4Q19, gross loans increased CHF 6.4 billion to CHF 304.2 billion as of the end of 1Q20, mainly driven by higher commercial and industrial loans and higher consumer finance loans, partially offset by a decrease in loans collateralized by securities and the euro and US dollar translation impact. Commercial and industrial loans increased CHF 9.6 billion, primarily due to increases in Investment Banking & Capital Markets, Global Markets and Swiss Universal Bank, partially offset by a decrease in Asia Pacific. The net increase of CHF 0.9 billion in consumer finance loans was driven by an increase in Swiss Universal Bank. The net decrease of CHF 4.6 billion in loans collateralized by securities was driven by decreases in International Wealth Management and Asia Pacific.
On a divisional level, increases in gross loans of CHF 5.5 billion in Investment Banking & Capital Markets, CHF 4.6 billion in Global Markets and CHF 3.5 billion in Swiss Universal Bank were partially offset by decreases of CHF 3.8 billion in Asia Pacific, CHF 3.2 billion in International Wealth Management and CHF 0.2 billion in the Corporate Center.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Mortgages	104,405		3,731		1,313		0	0	35	109,484
Loans collateralized by securities	7,216		17,899		12,875		5	1,713	28	39,736
Consumer finance	4,413		745		42		34	8	44	5,286
Consumer	116,034		22,375		14,230		39	1,721	107	154,506
Real estate	23,599		1,930		2,889		715	563	10	29,706
Commercial and industrial loans	31,430		24,971		20,210		9,380	8,373	894	95,258
Financial institutions	2,845		1,386		4,977		10,744	713	283	20,948
Governments and public institutions	745		229		752		1,914	0	159	3,799
Corporate & institutional	58,619	[1]	28,516	[2]	28,828	[3]	22,753	9,649	1,346	149,711
Gross loans	174,653		50,891		43,058		22,792	11,370	1,453	304,217
of which held at fair value	248		30		3,427		7,947	2,068	553	14,273
Net (unearned income) / deferred expenses	104		(106)		(34)		(45)	(32)	1	(112)
Allowance for credit losses [4]	(597)		(373)		(134)		(142)	(157)	(28)	(1,431)
Net loans	174,160		50,412		42,890		22,605	11,181	1,426	302,674
4Q19 (CHF million)
Mortgages	104,257		3,883		1,400		0	0	39	109,579
Loans collateralized by securities	6,757		20,466		15,110		7	1,993	31	44,364
Consumer finance	3,791		504		21		7	0	78	4,401
Consumer	114,805		24,853		16,531		14	1,993	148	158,344
Real estate	23,569		2,076		3,095		287	178	15	29,220
Commercial and industrial loans	29,395		25,294		21,712		5,170	3,198	879	85,648
Financial institutions	2,650		1,619		4,678		10,469	510	441	20,367
Governments and public institutions	744		237		878		2,237	0	166	4,262
Corporate & institutional	56,358	[1]	29,226	[2]	30,363	[3]	18,163	3,886	1,501	139,497
Gross loans	171,163		54,079		46,894		18,177	5,879	1,649	297,841
of which held at fair value	190		31		3,922		7,537	484	498	12,662
Net (unearned income) / deferred expenses	96		(106)		(45)		(47)	(15)	1	(116)
Allowance for credit losses [4]	(487)		(179)		(74)		(70)	(73)	(63)	(946)
Net loans	170,772		53,794		46,775		18,060	5,791	1,587	296,779
1
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,727 million and CHF 34,242 million, respectively, as of the end of 1Q20, and CHF 10,038 million and CHF 33,920 million, respectively, as of the end of 4Q19.

2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 21,333 million and CHF 2,661 million, respectively, as of the end of 1Q20, and CHF 22,816 million and CHF 2,826 million, respectively, as of the end of 4Q19.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,114 million and CHF 761 million, respectively, as of the end of 1Q20, CHF 19,606 million and CHF 822 million, respectively, as of the end of 4Q19.

4 Allowance for credit losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Non-performing loans	421	553		421	55	60	45	1,555
Non-interest-earning loans	196	41		0	0	0	11	248
Non-accrual loans	617	594		421	55	60	56	1,803
Restructured loans	52	109		0	9	12	14	196
Potential problem loans	186	92		0	77	161	3	519
Other impaired loans	238	201		0	86	173	17	715
Gross impaired loans [1]	855	795	[2]	421	141	233	73	2,518
of which loans with a specific allowance	764	515		421	141	233	54	2,128
of which loans without a specific allowance	91	280		0	0	0	19	390
4Q19 (CHF million)
Non-performing loans	453	482		166	36	51	62	1,250
Non-interest-earning loans	204	43		0	0	0	13	260
Non-accrual loans	657	525		166	36	51	75	1,510
Restructured loans	66	203		0	5	8	68	350
Potential problem loans	155	47		0	32	29	3	266
Other impaired loans	221	250		0	37	37	71	616
Gross impaired loans [1]	878	775	[2]	166	73	88	146	2,126
of which loans with a specific allowance	799	468		166	68	80	133	1,714
of which loans without a specific allowance	79	307		0	5	8	13	412
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 59 million and CHF 39 million as of the end of 1Q20 and 4Q19, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 4Q19, gross impaired loans increased CHF 392 million to CHF 2.5 billion as of the end of 1Q20, mainly reflecting increases in non-performing loans and potential problem loans, partially offset by a decrease in restructured loans.
In Asia Pacific, gross impaired loans increased CHF 255 million, mainly reflecting newly impaired share-backed loans in the aviation and food and beverage sectors and a newly impaired Indonesian exposure in the mining sector. In Investment Banking & Capital Markets, gross impaired loans increased CHF 145 million, mainly driven by several new impairments in the ultra-high net worth, oil and gas, real estate, food manufacturing and technical services sectors. In Global Markets, gross impaired loans increased CHF 68 million, mainly driven by several new impairments in the oil and gas, real estate, food manufacturing and technical services sectors. In International Wealth Management, gross impaired loans increased CHF 20 million, mainly driven by newly impaired positions in European mortgages, commercial lending and lombard lending, partially offset by reduced and upgraded exposures in ship and aviation finance. In the Corporate Center, gross impaired loans decreased CHF 73 million, mainly driven by the fair value option election for an impaired exposure under the new CECL guidance. In Swiss Universal Bank, gross impaired loans decreased CHF 23 million, mainly driven by reduced exposures and write-offs in the small and medium-sized enterprises business areas, partially offset by newly impaired positions in large Swiss corporates and wealth management clients.

Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (CHF million)
Balance at beginning of period [1,2]	534	344	42	45	54	30	1,049
Current-period provision for expected credit losses	90	36	93	105	111	1	436
of which provisions for interest	0	4	3	1	1	0	9
Gross write-offs	(28)	0	0	(7)	(9)	(3)	(47)
Recoveries	2	0	0	0	2	0	4
Net write-offs	(26)	0	0	(7)	(7)	(3)	(43)
Foreign currency translation impact and other adjustments, net	(1)	(7)	(1)	(1)	(1)	0	(11)
Balance at end of period [1]	597	373	134	142	157	28	1,431
of which individually evaluated for impairment	349	163	104	63	73	25	777
of which collectively evaluated for impairment	248	210	30	79	84	3	654
1 Allowance for credit losses is only based on loans that are not carried at fair value.
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 47 million is reflected in Swiss Universal Bank, CHF 165 million in International Wealth Management, CHF (32) million in Asia Pacific, CHF (25) million in Global Markets, CHF (19) million in Investment Banking & Capital Markets and CHF (33) million in the Corporate Center.

Allowance for credit losses on loans
In 1Q20, the allowance for credit losses increased CHF 382 million to CHF 1,431 million, primarily due to increases in Investment Banking & Capital Markets, Global Markets, Asia Pacific and Swiss Universal Bank; this increase also reflects the expected credit loss estimates arising from the effects of the COVID-19 pandemic. In addition, the allowance for credit losses for the Group included a net increase of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020. The increases in allowance for credit losses of CHF 103 million and CHF 97 million in Investment Banking & Capital Markets and Global Markets, respectively, were mainly driven by the impact from the expected deterioration of macro-economic factors across multiple industries, including oil and gas, and due to the UK’s withdrawal from the EU, under the new CECL methodology, and by new provisions in the oil and gas, food manufacturing and real estate sectors. In Asia Pacific, the increase in allowance for credit losses of CHF 92 million mainly reflected new provisions for share-backed lending in the food and beverage and aviation sectors and the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology. In Swiss Universal Bank, the increase in allowance for credit losses of CHF 63 million mainly reflected increased CECL provisions mainly related to the commodity trade finance business, large Swiss corporates and medium-sized enterprises. In International Wealth Management, the increase in allowance for credit losses of CHF 29 million mainly reflected new provisions in ship finance, lombard lending and commercial lending as well as the impact from CECL provisions.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
1Q20 (%)
Non-accrual loans / Gross loans	0.4	1.2	1.1	0.4	0.6	6.2	0.6
Gross impaired loans / Gross loans	0.5	1.6	1.1	0.9	2.5	8.1	0.9
Allowance for credit losses / Gross loans	0.3	0.7	0.3	1.0	1.7	3.1	0.5
Specific allowance for credit losses / Gross impaired loans	40.8	20.5	24.7	44.7	31.3	34.2	30.9
4Q19 (%)
Non-accrual loans / Gross loans	0.4	1.0	0.4	0.3	0.9	6.5	0.5
Gross impaired loans / Gross loans	0.5	1.4	0.4	0.7	1.6	12.7	0.7
Allowance for credit losses / Gross loans	0.3	0.3	0.2	0.7	1.4	5.5	0.3
Specific allowance for credit losses / Gross impaired loans	39.3	16.9	13.9	32.9	27.3	42.5	28.6
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.

Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2019 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approaches used for analyzing our market risk exposure. Our principal market risk measures for the trading book are VaR, scenario analysis, as included in our stress testing framework and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes ITS) and Asia Pacific. The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q20, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading book market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
1Q20	0	3	11	32	3	(14)		35
4Q19	0	3	9	25	3	(13)		27
Average risk management VaR (USD million)
1Q20	0	3	12	33	3	(15)		36
4Q19	0	3	10	26	3	(15)		27
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
Risk management VaR (CHF million)
1Q20
Average	20	33	4	1	13	(36)		35
Minimum	13	21	3	1	8	–	[2]	22
Maximum	35	114	7	2	31	–	[2]	109
End of period	26	113	4	2	19	(64)		100
4Q19
Average	22	27	5	2	8	(37)		27
Minimum	14	21	2	1	7	–	[2]	22
Maximum	34	34	9	3	11	–	[2]	32
End of period	19	22	3	1	9	(29)		25
Risk management VaR (USD million)
1Q20
Average	21	34	4	1	13	(37)		36
Minimum	13	21	3	1	8	–	[2]	23
Maximum	35	119	7	2	32	–	[2]	113
End of period	27	118	4	2	20	(68)		103
4Q19
Average	22	27	5	2	9	(38)		27
Minimum	14	22	2	1	7	–	[2]	23
Maximum	34	34	9	3	11	–	[2]	33
End of period	19	23	3	1	9	(29)		26
Excludes risks associated with counterparty and own credit exposures.
1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 103 million as of the end of 1Q20 and average risk management VaR of USD 36 million in 1Q20 increased 296% and 33%, respectively, compared to 4Q19, primarily reflecting significantly increased volatility in financial markets globally at the end of 1Q20, even though our trading portfolio size did not significantly change. In light of this, the VaR-based constraints were temporarily increased at the end of March.
The chart entitled “Daily trading book risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q20 with those for 4Q19. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q20, we had two trading loss days, compared to one trading loss day in 4Q19.

VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. FINMA announced in April 2020 that it believed most recent exceptions experienced by regulated institutions were not due to shortcomings of the model, but due to the increase in volatility related to the COVID-19 pandemic. To mitigate this volatility-related pro-cyclicality, FINMA announced a temporary exemption, freezing the number of backtesting exceptions, and as a result the impact on minimum capital requirements due to the capital multiplier, at the level of February 1, 2020. As of that date, we had no backtesting exceptions in our regulatory VaR model, but did have seven backtesting exceptions since that date. This exemption is intended to remain in place at least up until July 1, 2020. Within one month of new exceptions occurring, banks must submit an analysis of their causes and FINMA reserves the right to demand new exceptions be considered in the bank-specific multiplier in exceptional cases.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2019 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, lending related exposures that are fair-valued, equity participations and investments in bonds and money market instruments. Our businesses and Treasury have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA rules.
As of the end of 1Q20, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 6.3 million, compared to negative CHF 4.0 million as of the end of 4Q19. The change was mainly driven by the widening of our own credit spreads and by increased maturities in our net interest income hedging activities. Widened credit spreads reduced the one basis point sensitivity of our capital instruments whereas the sensitivity of the swaps hedging such capital instruments was unaffected.
Economic risk capital
Economic risk capital is used by the Group for an internal economic assessment of capital which supplements the regulatory or accounting view. It estimates the amount of capital needed under extreme operating conditions over a period of one year, given a target financial strength (our long-term credit rating). This framework allows for the assessment, monitoring and management of capital adequacy and solvency risk. Economic risk capital supplements the Group’s recovery and resolution plan process.
Economic risk capital as a metric for Group-wide and divisional risk management, including limit setting and monitoring, has been significantly de-emphasized and, since January 2020, is primarily used for certain specific businesses only. At the level of the Group, economic risk capital is now used primarily as a tool for capital management in a “gone concern” scenario, measuring the combined impact from quantifiable risks such as market, credit, operational, pension and expense risk. Return on economic risk capital as a metric for performance management has been replaced by other metrics such as return on regulatory capital. Due to the limited use of economic risk capital, the Group no longer reports economic risk capital metrics.

Balance sheet and off-balance sheet
As of the end of 1Q20, total assets of CHF 832.2 billion increased 6% and total liabilities of CHF 783.4 billion increased 5% compared to the end of 4Q19, primarily reflecting higher operating activities, partially offset by the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 832.2 billion as of the end of 1Q20, an increase of CHF 44.9 billion, or 6%, from the end of 4Q19, reflecting higher operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 49.3 billion.
Compared to the end of 4Q19, brokerage receivables significantly increased by CHF 27.2 billion, or 76%, primarily reflecting an increase in failed trades and higher futures balances, in each case, driven by higher trade volumes and market volatility due to the COVID-19 pandemic. Cash and due from banks increased CHF 17.3 billion, or 17%, mainly driven by higher cash positions at the Fed. Net loans increased CHF 5.9 billion, or 2%, mainly driven by increased commercial and industrial loans, partially offset by lower loans collateralized by securities and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing were stable, mainly reflecting an increase in reverse repurchase transactions from banks, offset by the foreign exchange translation impact. Trading assets decreased CHF 3.0 billion, or 2%, primarily reflecting lower equity securities and the foreign exchange translation impact, partially offset by higher derivative instruments. All other assets decreased CHF 3.4 billion, or 4%, mainly reflecting a decrease of CHF 11.6 billion, or 29%, in securities received as collateral, partially offset by an increase of CHF 7.7 billion, or 19%, in other assets, mainly related to higher cash collateral on derivative instruments.
Balance sheet summary
end of	1Q20	4Q19	% change QoQ
Assets (CHF million)
Cash and due from banks	119,172	101,879	17
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,876	106,997	1
Trading assets	150,798	153,797	(2)
Net loans	302,674	296,779	2
Brokerage receivables	62,893	35,648	76
All other assets	88,753	92,195	(4)
Total assets	832,166	787,295	6
Liabilities and equity (CHF million)
Due to banks	25,394	16,744	52
Customer deposits	389,905	383,783	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	45,451	27,533	65
Trading liabilities	44,877	38,186	18
Long-term debt	144,923	152,005	(5)
Brokerage payables	44,171	25,683	72
All other liabilities	88,672	99,647	(11)
Total liabilities	783,393	743,581	5
Total shareholders' equity	48,675	43,644	12
Noncontrolling interests	98	70	40
Total equity	48,773	43,714	12

Total liabilities and equity	832,166	787,295	6

Total liabilities were CHF 783.4 billion as of the end of 1Q20, an increase of CHF 39.8 billion, or 5%, from the end of 4Q19, reflecting higher operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities increased CHF 43.0 billion.
Compared to the end of 4Q19, brokerage payables significantly increased by CHF 18.5 billion, or 72%, mainly due to an increase in failed trades, driven by higher trade volumes and market volatility due to the COVID-19 pandemic. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 17.9 billion, or 65%, primarily due to an increase in reverse repurchase transactions from customers. Due to banks increased CHF 8.7 billion, or 52%, mainly driven by an increase in time and demand deposits. Trading liabilities increased CHF 6.7 billion, or 18%, primarily due to an increase in derivative instruments. Customer deposits increased by CHF 6.1 billion, or 2%, mainly due to increases in demand and time deposits, partially offset by a decrease in certificates of deposits and the foreign exchange translation impact. Long-term debt decreased CHF 7.1 billion, or 5%, primarily driven by maturities of senior and subordinated debt and valuation adjustment, partially offset by issuances of senior debt. All other liabilities decreased CHF 11.0 billion, or 11%, primarily reflecting a decrease of CHF 11.6 billion, or 29%, in obligation to return securities received as collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2019 and “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Earnings per share
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Financial instruments measured at amortized cost and credit losses
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income and additional share information
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation
33 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of March 31, 2020, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the three-month period ended March 31, 2020 including the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland May 7, 2020

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q20	4Q19	1Q19
Consolidated statements of operations (CHF million)
Interest and dividend income	4,295	4,384	4,818
Interest expense	(2,761)	(2,682)	(3,286)
Net interest income	1,534	1,702	1,532
Commissions and fees	2,927	2,865	2,612
Trading revenues	927	568	840
Other revenues	388	1,055	403
Net revenues	5,776	6,190	5,387
Provision for credit losses	568	146	81
Compensation and benefits	2,316	2,590	2,518
General and administrative expenses	1,346	1,916	1,413
Commission expenses	345	324	313
Total other operating expenses	1,691	2,240	1,726
Total operating expenses	4,007	4,830	4,244
Income before taxes	1,201	1,214	1,062
Income tax expense/(benefit)	(110)	361	313
Net income	1,311	853	749
Net income/(loss) attributable to noncontrolling interests	(3)	1	0
Net income attributable to shareholders	1,314	852	749
Earnings/(loss) per share (CHF)
Basic earnings per share	0.53	0.34	0.29
Diluted earnings per share	0.52	0.33	0.29
Consolidated statements of comprehensive income (unaudited)
in	1Q20	4Q19	1Q19
Comprehensive income/(loss) (CHF million)
Net income	1,311	853	749
Gains/(losses) on cash flow hedges	225	(7)	46
Foreign currency translation	(596)	(862)	199
Unrealized gains/(losses) on securities	(2)	(15)	14
Actuarial gains/(losses)	73	(303)	60
Net prior service credit/(cost)	(34)	(32)	(24)
Gains/(losses) on liabilities related to credit risk	4,350	(889)	(1,121)
Other comprehensive income/(loss), net of tax	4,016	(2,108)	(826)
Comprehensive income/(loss)	5,327	(1,255)	(77)
Comprehensive income/(loss) attributable to noncontrolling interests	(4)	0	2
Comprehensive income/(loss) attributable to shareholders	5,331	(1,255)	(79)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q20	4Q19
Assets (CHF million)
Cash and due from banks	119,172	101,879
of which reported at fair value	367	356
of which reported from consolidated VIEs	205	138
Interest-bearing deposits with banks	912	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,876	106,997
of which reported at fair value	88,511	85,556
Securities received as collateral, at fair value	28,655	40,219
of which encumbered	18,207	22,521
Trading assets, at fair value	150,798	153,797
of which encumbered	38,754	46,650
of which reported from consolidated VIEs	2,777	2,788
Investment securities	1,164	1,006
of which reported at fair value	1,068	1,006
of which encumbered	96	0
Other investments	5,858	5,666
of which reported at fair value	3,791	3,550
of which reported from consolidated VIEs	1,435	1,412
Net loans	302,674	296,779
of which reported at fair value	14,273	12,662
of which encumbered	202	293
of which reported from consolidated VIEs	720	649
allowance for credit losses	(1,431)	(946)
Goodwill	4,604	4,663
Other intangible assets	279	291
of which reported at fair value	220	244
Brokerage receivables	62,893	35,648
Other assets	47,281	39,609
of which reported at fair value	11,955	10,402
of which encumbered	129	217
of which reported from consolidated VIEs	2,083	1,694
of which loans held-for-sale reported at lower of cost and market value (amortized cost base)	531	–
Total assets	832,166	787,295
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q20	4Q19
Liabilities and equity (CHF million)
Due to banks	25,394	16,744
of which reported at fair value	430	322
Customer deposits	389,905	383,783
of which reported at fair value	3,572	3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	45,451	27,533
of which reported at fair value	24,271	10,715
Obligation to return securities received as collateral, at fair value	28,655	40,219
Trading liabilities, at fair value	44,877	38,186
of which reported from consolidated VIEs	6	8
Short-term borrowings	27,929	28,385
of which reported at fair value	10,084	11,333
of which reported from consolidated VIEs	5,630	4,885
Long-term debt	144,923	152,005
of which reported at fair value	60,360	70,331
of which reported from consolidated VIEs	1,878	1,671
Brokerage payables	44,171	25,683
Other liabilities	32,088	31,043
of which reported at fair value	7,547	7,891
of which reported from consolidated VIEs	295	297
Total liabilities	783,393	743,581
Common shares	102	102
Additional paid-in capital	34,891	34,661
Retained earnings	31,816	30,634
Treasury shares, at cost	(1,882)	(1,484)
Accumulated other comprehensive income/(loss)	(16,252)	(20,269)
Total shareholders' equity	48,675	43,644
Noncontrolling interests	98	70
Total equity	48,773	43,714

Total liabilities and equity	832,166	787,295
end of	1Q20	4Q19
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	3,209,011,720	3,209,011,720
Common shares issued	2,556,011,720	2,556,011,720
Treasury shares	(156,996,084)	(119,761,811)
Shares outstanding	2,399,015,636	2,436,249,909
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q20 (CHF million)
Balance at beginning of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	1,314	–	–	1,314	(3)	1,311
Cumulative effect of accounting changes, net of tax	–	–	(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–	–	–	4,017	4,017	(1)	4,016
Sale of treasury shares	–	(36)	–	2,527	–	2,491	–	2,491
Repurchase of treasury shares	–	–	–	(2,966)	–	(2,966)	–	(2,966)
Share-based compensation, net of tax	–	251	–	41	–	292	–	292
Change in scope of consolidation, net	–	–	–	–	–	–	34	34
Other	–	15	–	–	–	15	–	15
Balance at end of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q19 (CHF million)
Balance at beginning of period	102	34,427	29,782	(999)	(18,162)	45,150	154	45,304
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(58)	(58)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	50	50
Net income/(loss)	–	–	852	–	–	852	1	853
Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,107)	(2,107)	(1)	(2,108)
Sale of treasury shares	–	5	–	2,180	–	2,185	–	2,185
Repurchase of treasury shares	–	–	–	(2,673)	–	(2,673)	–	(2,673)
Share-based compensation, net of tax	–	228	–	8	–	236	–	236
Financial instruments indexed to own shares	–	1	–	–	–	1	–	1
Change in scope of consolidation, net	–	–	–	–	–	–	(76)	(76)
Balance at end of period	102	34,661	30,634	(1,484)	(20,269)	43,644	70	43,714
1Q19 (CHF million)
Balance at beginning of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	11	11
Net income/(loss)	–	–	749	–	–	749	–	749
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)	2	(826)
Sale of treasury shares	–	7	–	2,827	–	2,834	–	2,834
Repurchase of treasury shares	–	–	–	(3,367)	–	(3,367)	–	(3,367)
Share-based compensation, net of tax	–	253	–	21	–	274	–	274
Financial instruments indexed to own shares	–	63	–	–	–	63	–	63
Dividends paid	–	–	–	–	–	–	(1)	(1)
Balance at end of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q20	1Q19
Operating activities (CHF million)
Net income	1,311	749
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	316	334
Provision for credit losses	568	81
Deferred tax provision/(benefit)	(112)	83
Valuation adjustments relating to long-term debt	(3,632)	4,673
Share of net income/(loss) from equity method investments	(33)	(33)
Trading assets and liabilities, net	7,854	(12,848)
(Increase)/decrease in other assets	(35,996)	(2,749)
Increase/(decrease) in other liabilities	19,917	2,051
Other, net	636	(41)
Total adjustments	(10,482)	(8,449)
Net cash provided by/(used in) operating activities	(9,171)	(7,700)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(187)	188
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,340)	2,247
Purchase of investment securities	(259)	(306)
Proceeds from sale of investment securities	57	3
Maturities of investment securities	21	74
Investments in subsidiaries and other investments	(132)	(61)
Proceeds from sale of other investments	255	434
(Increase)/decrease in loans	(9,719)	(6,151)
Proceeds from sales of loans	1,055	1,660
Capital expenditures for premises and equipment and other intangible assets	(260)	(261)
Proceeds from sale of premises and equipment and other intangible assets	16	27
Other, net	28	56
Net cash provided by/(used in) investing activities	(11,465)	(2,090)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q20	1Q19
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	16,823	5,220
Increase/(decrease) in short-term borrowings	(333)	3,708
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,246	(4,254)
Issuances of long-term debt	16,324	6,328
Repayments of long-term debt	(12,720)	(7,219)
Sale of treasury shares	2,491	2,834
Repurchase of treasury shares	(2,966)	(3,367)
Dividends paid	0	(1)
Other, net	644	647
Net cash provided by/(used in) financing activities	38,509	3,896
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(580)	609
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	17,293	(5,285)

Cash and due from banks at beginning of period [1]	101,879	100,047
Cash and due from banks at end of period [1]	119,172	94,762
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	1Q20	1Q19
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	233	185
Cash paid for interest	2,976	3,490
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Credit Suisse Annual Report 2019.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of the Group’s significant accounting policies, except as outlined in “Note 15 – Investment securities” and “Note 18 – Financial instruments measured at amortized cost and credit losses”, which reflect changes in policies relating to the adoption of ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13) and subsequent amendments, which were adopted as of January 1, 2020.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q19 consolidated statements of operations and comprehensive income and the 4Q19 consolidated statements of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for a description of accounting standards adopted in 2019.
ASC Topic 820 – Fair Value Measurement
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to Accounting Standards Codification (ASC) Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 removed, modified and added certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon the issuance of ASU 2018-13. The Group adopted the remaining amendments on January 1, 2020. As these amendments related only to disclosures, there was no impact from the adoption of ASU 2018-13 on the Group’s financial position, results of operations or cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminated the probable initial recognition threshold under the previous incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forecasts. The Group has incorporated forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio.
In May 2019, the FASB issued ASU 2019-05, “Financial Instruments – Credit Losses” (ASU 2019-05), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provided the option to irrevocably elect the fair value option on certain financial assets on transition.

As the Group is an SEC filer, ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Group adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which resulted in a decrease in retained earnings of CHF 132 million, net of tax, with no significant impact on regulatory capital.
Impact from the adoption of ASC Topic 326 – Financial Instruments – Credit Losses
	Carrying value as of December 31, 2019 (before adoption)		Reclass- ifications		Remeasure- ments	Carrying value as of January 1, 2020 (after adoption)
Assets (CHF million)
Cash and due from banks, net	101,879		–		(1)	101,878
allowance for credit losses	–		–		(1)	(1)
Interest-bearing deposits with banks, net	741		–		(3)	738
allowance for credit losses	–		–		(3)	(3)
Net loans	296,779		–		(187)	296,592
of which reported at fair value	12,662		248	[2]	(84)	12,826
of which reported at amortized cost (amortized cost base)	285,179		(248)	[2]	–	284,931
allowance for credit losses	(946)		–		(103)	(1,049)
Other assets, net	39,609		–		(8)	39,632	[3]
allowance for credit losses – other assets held at amortized cost	(33)	[1]	–		(8)	(41)
Liabilities
Other liabilities	31,043		–		(36)	31,007
of which reported at fair value	7,891		–		7	7,898
of which provisions for expected credit losses on off-balance sheet credit exposures	172		–		(43)	129
Adoption impact before taxes	–		–		(163)	–
Income taxes					31
Adoption impact on retained earnings					(132)
1 In the Annual Report 2019, the allowance for credit losses was reflected in the carrying value of the respective balance sheet position and was not separately disclosed.
2
Reflects the irrevocable election of the fair value option for selected positions, as applicable, in accordance with ASU 2019-05. Reclassifications are made at amortized cost before allowance of credit loss. The related release of the allowance for credit loss as well as the fair value adjustment between the amortized cost basis and the fair value are reflected in the remeasurement column.

3 Includes the adoption impact on deferred tax assets of CHF 31 million, in addition to the CECL pre-tax remeasurements.
Standards to be adopted in future periods
ASC Topic 740 – Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2019-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments are elective and apply to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The Group may elect to apply the amendments as of March 12, 2020 through December 31, 2022. The Group is currently evaluating the impact of the adoption of ASU 2020-04 on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
Business developments
Credit Suisse InvestLab AG
Following the completion of the first step of the combination of our open architecture investment fund platform Credit Suisse InvestLab AG (InvestLab) and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, the Group has become an 18% shareholder in the combined business and will be represented on the board of directors.
Other revenues in 1Q20 included CHF 268 million from this second closing, reflected in net revenues of the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Credit Suisse Founder Securities Limited
On April 17, 2020, the Group announced that Credit Suisse has received approval from the China Securities Regulatory Commission to increase its shareholding in its securities joint venture, Credit Suisse Founder Securities Limited, to 51% from the current 33.3% by way of a capital injection and related procedures.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.
4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	1Q20	4Q19	1Q19
Net revenues (CHF million)
Swiss Universal Bank	1,509	1,748	1,379
International Wealth Management	1,502	1,640	1,417
Asia Pacific	1,025	937	854
Global Markets	1,630	1,312	1,472
Investment Banking & Capital Markets	183	431	356
Corporate Center	(73)	122	(91)
Net revenues	5,776	6,190	5,387
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	589	886	550
International Wealth Management	537	632	523
Asia Pacific	252	235	183
Global Markets	330	48	282
Investment Banking & Capital Markets	(378)	(60)	(93)
Corporate Center	(129)	(527)	(383)
Income/(loss) before taxes	1,201	1,214	1,062

Total assets
end of	1Q20	4Q19
Total assets (CHF million)
Swiss Universal Bank	237,733	232,729
International Wealth Management	93,262	93,059
Asia Pacific	102,109	107,660
Global Markets	241,242	214,019
Investment Banking & Capital Markets	24,466	17,819
Corporate Center	133,354	122,009
Total assets	832,166	787,295
5 Net interest income
in	1Q20	4Q19	1Q19
Net interest income (CHF million)
Loans	1,642	1,724	1,787
Investment securities	1	1	3
Trading assets	1,665	1,478	1,500
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	545	626	781
Other	442	555	747
Interest and dividend income	4,295	4,384	4,818
Deposits	(561)	(674)	(783)
Short-term borrowings	(76)	(101)	(97)
Trading liabilities	(756)	(618)	(714)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(294)	(328)	(482)
Long-term debt	(884)	(747)	(904)
Other	(190)	(214)	(306)
Interest expense	(2,761)	(2,682)	(3,286)
Net interest income	1,534	1,702	1,532
6 Commissions and fees
in	1Q20	4Q19	1Q19
Commissions and fees (CHF million)
Lending business	436	424	396
Investment and portfolio management	810	873	845
Other securities business	18	18	12
Fiduciary business	828	891	857
Underwriting	364	372	345
Brokerage	967	735	693
Underwriting and brokerage	1,331	1,107	1,038
Other services	332	443	321
Commissions and fees	2,927	2,865	2,612

7 Trading revenues
in	1Q20	4Q19	1Q19
Trading revenues (CHF million)
Interest rate products	(2,248)	34	430
Foreign exchange products	571	871	(215)
Equity/index-related products	319	135	740
Credit products	1,899	(235)	(328)
Commodity and energy products	28	18	48
Other products	358	(255)	165
Trading revenues	927	568	840
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on trading revenues and managing trading risks.
8 Other revenues
in	1Q20	4Q19	1Q19
Other revenues (CHF million)
Loans held-for-sale	(21)	3	(9)
Long-lived assets held-for-sale	4	148	29
Equity method investments	36	71	56
Other investments	228	564	102
Other	141	269	225
Other revenues	388	1,055	403
9 Provision for credit losses
in	1Q20	4Q19	1Q19
Provision for credit losses (CHF million)
Loans held at amortized cost	427	131	75
Other financial assets held at amortized cost	15	3	3
Off-balance sheet credit exposures	126	12	3
Provision for credit losses	568	146	81
10 Compensation and benefits
in	1Q20	4Q19	1Q19
Compensation and benefits (CHF million)
Salaries and variable compensation	1,909	2,247	2,170
Social security	168	144	159
Other [1]	239	199	189
Compensation and benefits	2,316	2,590	2,518
1
Includes pension-related expenses of CHF 150 million, CHF 111 million and CHF 108 million in 1Q20, 4Q19 and 1Q19, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	1Q20	4Q19	1Q19
General and administrative expenses (CHF million)
Occupancy expenses	228	308	282
IT, machinery and equipment	350	358	323
Provisions and losses	72	421	58
Travel and entertainment	68	92	78
Professional services	375	497	403
Amortization and impairment of other intangible assets	2	1	2
Other [1]	251	239	267
General and administrative expenses	1,346	1,916	1,413
1
Includes pension-related expenses/(credits) of CHF (40) million, CHF (65) million and CHF (34) million in 1Q20, 4Q19 and 1Q19, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Earnings per share
in	1Q20	4Q19	1Q19
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	1,314	852	749
Net income attributable to shareholders for diluted earnings per share	1,314	852	749
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,465.9	2,472.8	2,573.1
Dilutive share options and warrants	1.6	1.5	3.4
Dilutive share awards	60.1	84.7	45.3
For diluted earnings per share available for common shares [1]	2,527.6	2,559.0	2,621.8
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.53	0.34	0.29
Diluted earnings per share available for common shares	0.52	0.33	0.29
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 4.2 million, 9.0 million and 6.7 million for 1Q20, 4Q19 and 1Q19, respectively.

13 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	1Q20	4Q19	1Q19
Contracts with customers (CHF million)
Investment and portfolio management	810	873	845
Other securities business	18	18	12
Underwriting	364	372	345
Brokerage	966	734	694
Other services	337	446	322
Total revenues from contracts with customers	2,495	2,443	2,218
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	1Q20	4Q19	1Q19
Contract balances (CHF million)
Contract receivables	841	880	839
Contract liabilities	58	53	58
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	11	14	7
The Group’s contract terms are generally such that they do not result in any contract assets.
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.

14 Trading assets and liabilities
end of	1Q20	4Q19
Trading assets (CHF million)
Debt securities	68,618	66,994
Equity securities	47,574	64,542
Derivative instruments [1]	29,458	17,731
Other	5,148	4,530
Trading assets	150,798	153,797
Trading liabilities (CHF million)
Short positions	24,239	24,714
Derivative instruments [1]	20,638	13,472
Trading liabilities	44,877	38,186
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q20	4Q19
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	29,272	20,695
Cash collateral received	21,217	14,633
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	9,526	4,570
Cash collateral received	8,260	7,457
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

15 Investment securities
end of	1Q20	4Q19
Investment securities (CHF million)
Debt securities held-to-maturity	96	0
Debt securities available-for-sale	1,068	1,006
Total investment securities	1,164	1,006
Investment securities by type
	1Q20						4Q19
end of	Amortized cost		Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Corporate debt securities	96		0	0	96	0	0	0	0
Debt securities held-to-maturity	96		0	0	96	0	0	0	0
Swiss federal, cantonal or local government entities	20		0	0	20	2	0	0	2
Foreign governments	158		8	0	166	163	8	0	171
Corporate debt securities	861		23	2	882	807	28	2	833
Debt securities available-for-sale	1,039	[1]	31	2	1,068	972	36	2	1,006
1 Excludes accrued interest on debt securities available-for-sale of CHF 3 million. Accrued interest is reported in Other assets in the consolidated balance sheet.
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
1Q20 (CHF million)
Swiss federal, cantonal or local government entities	3	0	0	0	3	0
Corporate debt securities	325	2	0	0	325	2
Debt securities available-for-sale	328	2	0	0	328	2
4Q19 (CHF million)
Corporate debt securities	204	2	0	0	204	2
Debt securities available-for-sale	204	2	0	0	204	2
Management determined that the unrealized losses on debt securities are primarily attributable to market volatility driven by the COVID-19 pandemic. No impairment charges were recorded as the Group does not intend to sell the investments nor is it more likely than not that the Group will be required to sell the security before the recovery of their amortized cost basis, which may be at maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	1Q20	1Q19
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	57	3
Realized gains	4	0
Amortized cost, fair value and average yield of debt securities
end of 1Q20	Amortized cost	Fair value	Average yield (in %)
(CHF million, except where indicated)
Due within 1 year	96	96	1.32
Debt securities held-to-maturity	96	96	1.32
Due within 1 year	182		182	0.49
Due from 1 to 5 years	2		2	3.67
Due from 5 to 10 years	855		884	0.56
Debt securities available-for-sale	1,039	[1]	1,068	0.55
1 Excludes accrued interest on debt securities available-for-sale of CHF 3 million.

Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the noncredit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 1Q20, the Group had no allowance for credit losses on debt securities available-for-sale.
16 Other investments
end of	1Q20	4Q19
Other investments (CHF million)
Equity method investments	2,994	2,367
Equity securities (without a readily determinable fair value) [1]	1,689	2,148
of which at net asset value	344	409
of which at measurement alternative	243	274
of which at fair value	1,070	1,434
of which at cost less impairment	32	31
Real estate held-for-investment [2]	89	99
Life finance instruments [3]	1,086	1,052
Total other investments	5,858	5,666
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 1Q20 and 4Q19, real estate held for investment included foreclosed or repossessed real estate of CHF 14 million and CHF 24 million, respectively, of which CHF 10 million each, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative
in / end of	1Q20	Cumulative	1Q19
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(3)	(11)	0
Upward adjustments	1	12	0
> Refer to “Note 30 – Financial instruments” for further information on equity securities without a readily determinable fair value.
Following the completion of the first step of the combination of our open architecture investment fund platform InvestLab and Allfunds Group in September 2019, the Group successfully completed the second and final step of the combination in March 2020 with the transfer of related distribution agreements to Allfunds Group. Upon completion of this final step, the Group has become an 18% shareholder in the combined business and will be represented on the board of directors.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 34 million and CHF 34 million for 1Q20 and 4Q19, respectively.
No impairments were recorded on real estate held-for-investments in 1Q20, 4Q19 and 1Q19, respectively.

17 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for loan losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	1Q20	4Q19
Loans (CHF million)
Mortgages	109,484	109,579
Loans collateralized by securities	39,736	44,364
Consumer finance	5,286	4,401
Consumer	154,506	158,344
Real estate	29,706	29,220
Commercial and industrial loans	95,258	85,648
Financial institutions	20,948	20,367
Governments and public institutions	3,799	4,262
Corporate & institutional	149,711	139,497
Gross loans	304,217	297,841
of which held at amortized cost	289,944	285,179
of which held at fair value	14,273	12,662
Net (unearned income)/deferred expenses	(112)	(116)
Allowance for credit losses	(1,431)	(946)
Net loans	302,674	296,779
Gross loans by location (CHF million)
Switzerland	165,944	163,133
Foreign	138,273	134,708
Gross loans	304,217	297,841
Impaired loan portfolio (CHF million)
Non-performing loans	1,555	1,250
Non-interest-earning loans	248	260
Non-accrual loans	1,803	1,510
Restructured loans	196	350
Potential problem loans	519	266
Other impaired loans	715	616
Gross impaired loans [1]	2,518	2,126
1
As of the end of 1Q20 and 4Q19, CHF 209 million and CHF 208 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include nonaccrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on loans and categories of impaired loans.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

18 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the new US GAAP accounting guidance related to CECL, effective January 1, 2020. It includes the following sections:
■ Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);
■ Credit quality information (including monitoring of credit quality and internal ratings);
■ Past due financial assets;
■ Non-accrual financial assets;
■ Collateral-dependent financial assets;
■ Off-balance sheet credit exposure; and
■ Troubled debt restructurings and modifications.
As of the end of 1Q20, the Group had no notable balances of purchased financial assets with credit deterioration since origination.
Overview of financial instruments measured at amortized cost – by balance sheet position
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
1Q20 (CHF million)
Cash and due from banks	118,806		(1)	118,805
Interest-bearing deposits with banks	915	[2]	(3)	912
Securities purchased under resale agreements and securities borrowing transactions	19,365	[2]	0	19,365
Debt securities held-to-maturity	96		0	96
Loans	289,832	[2,3]	(1,431)	288,401
Brokerage receivables	62,893	[2]	0	62,893
Other assets	18,151		(48)	18,103
Total	510,058		(1,483)	508,575
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes gross accrued interest before allowance for credit losses in the total amount of CHF 442 million and a related allowance for credit losses of CHF 1 million. Of the gross accrued interest balance, CHF 2 million relates to interest-bearing deposits with banks, CHF 2 million to securities purchased under resale agreements and securities borrowing transactions, CHF 389 million to loans and CHF 49 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 91 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Accounting policies
The credit loss requirements apply to financial assets measured at amortized cost including for example loans held-to-maturity and net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, credit guarantees and similar instruments. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
The Group measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as interest rates, gross domestic product (GDP) and unemployment rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default (PD)/loss given default (LGD) approach under which PD, LGD and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Group generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Changes in the allowance for credit losses are recorded in the consolidated statement of operations in provision for credit losses or, if related to provisions on past due interest, in net interest income.

Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding principal. If the amount of loss on write-off is greater than the accumulated allowance for credit losses, the difference results in an additional credit loss. The additional credit loss is first recognized as an addition to the allowance; the allowance is then applied against the gross carrying amount. Any repossessed collateral is initially measured at fair value. The subsequent measurement depends on the nature of the collateral. Any uncollectible accrued interest receivable is written off by reversing the related interest income.
Expected recoveries on financial assets previously written off or assessed/planned to be written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off or assessed/planned to be written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance.
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment, the contractual maturities of exposures and estimated prepayment rates where applicable.
LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Group estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. EAD models have a term structure and EADs are estimated based on historical observations. For certain financial assets, the Group determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward looking forecasts and applying regional segmentations where appropriate.
For periods beyond the reasonable and supportable forecast period, the Group reverts immediately to average economic environment variables as model input factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the CECL amounts.
The Group measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Group considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Group has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of impaired credit exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. If an individual credit exposure specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of expected credit losses as of the end of the reporting period. Thereafter, the allowance is revalued by Credit Risk Management, at least annually or more frequently, depending on the risk profile of the borrower or credit relevant events.

For impaired loans and certain other financial assets, the expected credit loss is measured using the present value of estimated future cash flows and the impaired credit exposure and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Group may become aware of specific adverse information relating to a counterparty’s ability to meet their contractual obligations, despite the current repayment status of their particular credit facility. Additional procedures may apply to specific classes of financial assets as described further below.
Troubled debt restructurings, also referred to as restructured loans, are considered impaired credit exposures in line with the Group’s policies and subject to individual assessment and provisioning for expected credit losses by the Group’s recovery functions. Restructured loans that defaulted again within 12 months from the last restructuring remain impaired or are impaired if they were considered non-impaired at the time of the subsequent default.
Current-period estimate of expected credit losses
The estimation and application of forward-looking information requires quantitative analysis and significant judgement. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios to capture the point of non-linearity of losses: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome in line with the Group’s global chief investment office view. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. Under a more usual economic environment with projected continued economic expansion, scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as MEFs, such as GDP, unemployment rates and property prices. For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the current effects of the COVID-19 pandemic on the global economy, the extreme event becomes the baseline scenario and overlays are applied in response to such exceptional circumstances.
The scenario design team within the Group’s Enterprise Strategic Risk (ESR) function determines the MEFs and market projections that are relevant for the Group’s three scenarios across the global credit portfolio. The scenario design team formulates the baseline scenario projections used for the CECL calculation from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts, forecasts from major central banks, nonpartisan think tanks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline projections. The downside and upside scenarios are derived from these baseline projections. All three scenario projections are subject to a review and challenge process. Any feedback from the review and challenge process is incorporated into the scenario projections by the ESR scenario design team. The CECL scenario design working group is the governance forum. It performs an additional review and challenge and subsequently approves the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and upside scenarios. MEFs and related market projections and the scenario occurrence probability weights used for the calculation of CECL are ultimately approved by the Valuation Risk Management Committee (VARMC).
The key MEFs used in each of the economic scenarios for the calculation of the expected credit losses include, but are not limited to, regional GDP, unemployment rates, interest rates, housing prices and commodity prices. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL or in terms of CECL contribution from a longer term perspective.
The following changes to the MEF calibrations were driven by the impact of the COVID-19 crisis on the global economy and led to increased CECL provisions. China’s year-on-year GDP growth rate decreased sharply in 1Q20 and was the weakest outcome in several decades. The economic activity restrictions also led to unforeseen and significant GDP contractions in the US, in the eurozone and in Switzerland in 1Q20. In addition, the US unemployment trend in the first three months of 2020 led to significantly higher projected unemployment rates. Other significant changes to MEF projections included materially weaker world industrial production while oil market volatility was adjusted to significantly higher levels given the decrease in oil prices due to excess supply and due to the global collapse in oil demand.
Interest income attributable to passage of time
For financial assets held at amortized cost, for which the Group measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported as credit loss expense or reversal of credit loss expense.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. The main risk characteristics are described by individual class of financing receivable for each of these portfolio segments:
Consumer loans:
■ Mortgages: includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation.

■ Loans collateralized by securities: includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
■ Consumer finance: includes lending to private individuals such as credit cards, personal loans and leases; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates.
Corporate & institutional loans:
■ Real estate: includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation.
■ Commercial and industrial loans: includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production.
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth and interest rates.
■ Governments and public institutions: includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth.
Expected credit losses on impaired loans
In addition to the triggers described further above, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be released, remain on the watch list or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All other loans in recovery management are reviewed on at least a quarterly basis.
Allowance for credit losses – loans held at amortized cost
	1Q20				4Q19			[1]	1Q19			[1]
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	241	808	1,049	[2]	173	751	924		187	715	902
Current-period provision for expected credit losses	78	358	436		32	99	131		12	63	75
of which provisions for interest [3]	5	4	9		–	–	–		–	–	–
Gross write-offs	(12)	(35)	(47)		(27)	(96)	(123)		(23)	(6)	(29)
Recoveries	3	1	4		2	4	6		1	2	3
Net write-offs	(9)	(34)	(43)		(25)	(92)	(117)		(22)	(4)	(26)
Provisions for interest	–	–	–		6	9	15		2	9	11
Foreign currency translation impact and other adjustments, net	(4)	(7)	(11)		0	(7)	(7)		2	2	4
Balance at end of period	306	1,125	1,431		186	760	946		181	785	966
of which individually evaluated for impairment	194	583	777		145	464	609		140	509	649
of which collectively evaluated for impairment	112	542	654		41	296	337		41	276	317
1 Measured under the previous accounting guidance (incurred loss model).
2
Includes a net impact of CHF 103 million from the adoption of the new CECL guidance and the related election of the fair value option for certain loans on January 1, 2020, of which CHF 55 million is reflected in consumer loans and CHF 48 million in corporate & institutional loans.

3 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 47 million in 1Q20, primarily in corporate & institutional loans, compared to gross write-offs of CHF 123 million in 4Q19 across both corporate & institutional loans and consumer loans. In 1Q20, gross write-offs were mainly related to a partial write-off of several loans in connection with the restructuring of a US security service company and the partial sale of a real estate investment trust in the UK in corporate & institutional loans. In 4Q19, gross write-offs mainly related to a write-off in commodity trade finance and of an Indian infrastructure development company in corporate & institutional loans and write-offs of lombard loans in consumer loans.

Purchases, reclassifications and sales – loans held at amortized cost
	1Q20			4Q19			1Q19
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	685	685	16	967	983	0	505	505
Reclassifications from loans held-for-sale [2]	0	0	0	0	0	0	0	1	1
Reclassifications to loans held-for-sale [3]	0	460	460	0	845	845	0	1,193	1,193
Sales [3]	0	422	422	0	895	895	0	1,115	1,115
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment; they have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank.
■ Reverse repurchase agreements and securities borrowing transactions: includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
■ Brokerage receivables: includes mainly settlement accounts with brokers and margin accounts; such credit exposure is sensitive to the credit rating and profile of the counterparty.
■ Other assets: includes mainly cash collateral, accrued interest, fees receivable, mortgage servicing advances and failed purchases; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
Allowance for credit losses – other financial assets held at amortized cost
1Q20
CHF million
Balance at beginning of period	45
Current-period provision for expected credit losses	15
Gross write-offs	(8)
Recoveries	0
Net write-offs	(8)
Balance at end of period	52
of which individually evaluated for impairment	15
of which collectively evaluated for impairment	37

Credit quality information
Monitoring of credit quality and internal ratings – Overview
The Group monitors the credit quality of financial assets held at amortized cost through its credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the Group. Assessment of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.
The credit risk management framework incorporates the following core elements:
■ Counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ Credit limits: establishment of credit limits, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ Credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ Risk mitigation: active management of risk mitigation provided in relation to credit exposures, including through the use of cash sales, participations, collateral or guarantees or hedging instruments.
The Group evaluates and assesses counterparties and clients to whom it has credit exposures, primarily using internal rating models. The Group uses these models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Group’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs, such as peer analyses, industry comparisons, external ratings and research as well as the judgment of senior credit officers.
In addition to counterparty ratings, Credit Risk Management also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Group’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Group’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
For the purpose of the credit quality disclosures included in these financial statements, an equivalent rating based on the Standard & Poor’s rating scale is assigned to the Group’s internal ratings based on the PD band associated with each rating. These internal ratings are used consistently across all classes of financial assets and are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
A rigorous credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Credit Risk Management maintains regularly updated watch lists and holds review meetings to re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired loans” for further information on credit monitoring.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade that are used as credit quality indicators for the purpose of this disclosure, by year of origination.

Consumer loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q20 (CHF million)
Mortgages
2020	3,571	395	2	3,968
2019	15,387	1,747	7	17,141
2018	11,635	1,235	30	12,900
2017	8,630	1,048	81	9,759
2016	12,216	1,021	42	13,279
Prior years	47,267	3,741	195	51,203
Total term loans	98,706	9,187	357	108,250
Revolving loans	810	423	1	1,234
Total	99,516	9,610	358	109,484
Loans collateralized by securities
2020	489	836	0	1,325
2019	1,154	268	12	1,434
2018	708	75	115	898
2017	123	64	0	187
2016	200	53	0	253
Prior years	479	45	0	524
Total term loans	3,153	1,341	127	4,621
Revolving loans	31,887	3,118	110	35,115
Total	35,040	4,459	237	39,736
Consumer finance
2020	391	348	0	739
2019	738	828	10	1,576
2018	388	359	20	767
2017	176	197	20	393
2016	57	103	14	174
Prior years	51	146	51	248
Total term loans	1,801	1,981	115	3,897
Revolving loans	1,107	195	55	1,357
Total	2,908	2,176	170	5,254
Consumer – total
2020	4,451	1,579	2	6,032
2019	17,279	2,843	29	20,151
2018	12,731	1,669	165	14,565
2017	8,929	1,309	101	10,339
2016	12,473	1,177	56	13,706
Prior years	47,797	3,932	246	51,975
Total term loans	103,660	12,509	599	116,768
Revolving loans	33,804	3,736	166	37,706
Total	137,464	16,245	765	154,474

Corporate & institutional loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q20 (CHF million)
Real estate
2020	1,544	891	0	2,435
2019	3,563	2,669	0	6,232
2018	2,701	1,410	5	4,116
2017	1,250	782	35	2,067
2016	2,056	385	24	2,465
Prior years	7,997	1,576	28	9,601
Total term loans	19,111	7,713	92	26,916
Revolving loans	1,614	385	3	2,002
Total	20,725	8,098	95	28,918
Commercial and industrial loans
2020	3,532	6,168	35	9,735
2019	7,024	9,847	120	16,991
2018	2,734	6,592	157	9,483
2017	2,146	2,780	43	4,969
2016	1,130	2,091	34	3,255
Prior years	4,915	4,899	399	10,213
Total term loans	21,481	32,377	788	54,646
Revolving loans	20,700	13,087	312	34,099
Total	42,181	45,464	1,100	88,745
Financial institutions
2020	1,626	126	0	1,752
2019	3,270	313	41	3,624
2018	1,559	513	1	2,073
2017	306	235	1	542
2016	52	129	9	190
Prior years	367	43	2	412
Total term loans	7,180	1,359	54	8,593
Revolving loans	7,102	902	1	8,005
Total	14,282	2,261	55	16,598
Governments and public institutions
2020	42	0	0	42
2019	144	15	0	159
2018	81	0	0	81
2017	37	0	0	37
2016	81	1	0	82
Prior years	564	9	0	573
Total term loans	949	25	0	974
Revolving loans	205	30	0	235
Total	1,154	55	0	1,209
Corporate & institutional – total
2020	6,744	7,185	35	13,964
2019	14,001	12,844	161	27,006
2018	7,075	8,515	163	15,753
2017	3,739	3,797	79	7,615
2016	3,319	2,606	67	5,992
Prior years	13,843	6,527	429	20,799
Total term loans	48,721	41,474	934	91,129
Revolving loans	29,621	14,404	316	44,341
Total	78,342	55,878	1,250	135,470

Total loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q20 (CHF million)
Loans held at amortized cost – total
2020	11,195	8,764	37	19,996
2019	31,280	15,687	190	47,157
2018	19,806	10,184	328	30,318
2017	12,668	5,106	180	17,954
2016	15,792	3,783	123	19,698
Prior years	61,640	10,459	675	72,774
Total term loans	152,381	53,983	1,533	207,897
Revolving loans	63,425	18,140	482	82,047
Total	215,806	72,123	2,015	289,944	[1]
Value of collateral [2]	191,733	58,052	1,452	251,237
1 Excludes accrued interest on loans held at amortized cost of CHF 389 million.
2
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

4Q19 Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
4Q19 (CHF million)
Mortgages	99,613	9,604	362	109,579
Loans collateralized by securities	40,060	4,182	122	44,364
Consumer finance	1,527	2,677	167	4,371
Consumer	141,200	16,463	651	158,314
Real estate	20,524	7,674	125	28,323
Commercial and industrial loans	40,860	39,896	1,117	81,873
Financial institutions	13,267	2,122	47	15,436
Governments and public institutions	1,166	67	0	1,233
Corporate & institutional	75,817	49,759	1,289	126,865
Gross loans held at amortized cost	217,017	66,222	1,940	285,179
Value of collateral [1]	200,521	54,543	1,378	256,442
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Value of collateral
In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the property, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In the Group’s investment banking businesses, collateral-dependent loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings investment grade and non-investment grade, by year of origination.

Other financial assets held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q20 (CHF million)
Other financial assets held at amortized cost
2019	0	109	0	109
2018	0	71	0	71
Total term positions	0	180	0	180
Revolving positions	0	932	0	932
Total	0	1,112	0	1,112
Includes primarily mortgage servicing advances and failed purchases.
Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q20 (CHF million)
Mortgages	109,017	106	20	23	318	467	109,484
Loans collateralized by securities	39,320	179	0	127	110	416	39,736
Consumer finance	4,523	463	93	23	152	731	5,254
Consumer	152,860	748	113	173	580	1,614	154,474
Real estate	28,775	41	4	9	89	143	28,918
Commercial and industrial loans	87,228	751	29	50	687	1,517	88,745
Financial institutions	15,800	725	12	1	60	798	16,598
Governments and public institutions	1,205	4	0	0	0	4	1,209
Corporate & institutional	133,008	1,521	45	60	836	2,462	135,470
Total loans held at amortized cost	285,868	2,269	158	233	1,416	4,076	289,944	[1]
4Q19 (CHF million)
Mortgages	109,190	83	16	9	281	389	109,579
Loans collateralized by securities	44,232	79	0	2	51	132	44,364
Consumer finance	3,826	283	61	43	158	545	4,371
Consumer	157,248	445	77	54	490	1,066	158,314
Real estate	28,094	95	10	2	122	229	28,323
Commercial and industrial loans	80,606	528	62	71	606	1,267	81,873
Financial institutions	15,300	85	1	3	47	136	15,436
Governments and public institutions	1,207	26	0	0	0	26	1,233
Corporate & institutional	125,207	734	73	76	775	1,658	126,865
Total loans held at amortized cost	282,455	1,179	150	130	1,265	2,724	285,179
1 Excludes accrued interest on loans held at amortized cost of CHF 389 million.
As of the end of 1Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Overview
Generally, a financial asset is deemed non-accrual and recognition of any interest in the statement of operations is discontinued when the contractual payments of principal and/or interest are more than 90 days past due.
Payments collected on non-accrual financial assets are accounted for using the cash basis or the cost recovery method or a combination of both.
Generally, non-accrual financial assets may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the contractual arrangement and when certain performance criteria are met.
> Refer to “Allowance for credit losses” for further information on write-offs of financial assets and related recoveries.
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
Non-accrual loans held at amortized cost
	1Q20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	337	372	1	29
Loans collateralized by securities	122	249	2	0
Consumer finance	168	172	0	1
Consumer	627	793	3	30
Real estate	155	121	0	34
Commercial and industrial loans	682	821	4	68
Financial institutions	46	68	0	8
Corporate & institutional	883	1,010	4	110
Total loans held at amortized cost	1,510	1,803	7	140
In the Group’s recovery management international function, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. For the Group’s Swiss-based recovery functions, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is certain that parts of a loan or the entire loan will not be recoverable. Write-offs of a remaining loan balance are executed once available debt enforcement procedures are exhausted.
Collateral-dependent financial assets
Collateral-dependent financial assets are assets for which repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower, based on the Group’s assessment, is experiencing financial difficulty as of the reporting date. Qualitative factors that were relevant to the Group as of the reporting date were considered and due diligence was conducted for determining when a loan is collateral-dependent.
The Group’s collateral-dependent financial assets are managed by three recovery management functions. The recovery management international function is responsible for all collateral-dependent financial assets booked outside Switzerland. For collateral-dependent financial assets booked on the Swiss platform, the Group has separate recovery management functions for exposures to domestic clients and exposures to international clients.
Collateral-dependent financial assets managed by the recovery management international function mainly includes mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. As of the end of 1Q20, the overall collateral coverage ratio was 116% of the Group’s collateral-dependent financial asset exposure managed by the recovery management international function, compared to 217% at the end of 4Q19. The decrease in the overall collateral coverage ratio was mainly driven by a significant drop in oil and gas reserve valuations as a result of the oil price decrease.
Collateral-dependent financial assets booked on the Swiss platform and related to international clients mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessels mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans declined slightly in 1Q20 mainly driven by reductions in ship finance and Swiss real estate leasing, partially offset by new collateral-dependent loans from export finance, residential mortgages and aviation finance. The collateral coverage ratio declined from 92% as of the end of 4Q19 to 88% as of the end of 1Q20, as the reductions in ship finance related to loans that were fully collateralized and have been released from impaired loans. Of the new collateral-depending financial assets, not all were fully collateralized, which led to an increase in allowance for credit losses for collateral-dependent financial assets.
Collateral-dependent financial assets booked on the Swiss platform and related to domestic clients mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets as of the end of 1Q20 was stable compared to the end of 4Q19 at approximately 90% both for residential and commercial mortgages.
Off-balance sheet credit exposures
The Group portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are in the scope of CECL measurement. The main risk characteristics are as follows:
■ Irrevocable commitments are primarily commitments made to corporate and institutional borrowers to provide loans under approved, but undrawn, credit facilities. In addition, the Group has irrevocable commitments under documentary credits for corporate and institutional clients that facilitate international trade. The related credit risk exposure is to corporate clients, including small and medium-sized enterprises, large corporates and multinational clients who are impacted by macroeconomic and industry-specific factors such as economic growth, unemployment and industrial production.
■ Guarantees are provided to third parties which contingently obligate the Group to make payments in the event that the underlying counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The credit risk associated with guarantees is primarily to corporate and institutional clients and financial institutions, which are sensitive to MEFs including economic growth and interest rates.
For undrawn irrevocable loan commitments, the present value is calculated based on the difference between the contractual cash flows that are due to the Group if the commitment is drawn and the cash flows that the Group expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated balance sheets.
For off-balance sheet credit exposures, methodology, scenarios and MEFs used to estimate the provision for expected credit losses are the same as those used to estimate the allowance for credit losses for financial assets held at amortized cost. For the EAD models, a credit conversion factor or similar methodology is applied to off-balance sheet credit exposures in order to project the additional drawn amount between current utilization and the committed facility amount.
> Refer to “Allowance for credit losses” for further information on methodology, scenarios and MEFs used to estimate expected credit losses.

Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	1Q20			4Q19			1Q19
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	0	0	0	1	7	7
Commercial and industrial loans	6	30	14	15	20	20	0	0	0
Total loans	6	30	14	15	20	20	1	7	7
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	1Q20		4Q19		1Q19
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	0	0	1	13
Commercial and industrial loans	0	0	1	2	0	0
Total loans	0	0	1	2	1	13
In 1Q20, the loan modifications of the Group included waiver of claims, extended loan repayment terms, including postponed loan amortization and extended pay-back period or maturity date.

19 Goodwill
1Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	607	1,494	2,248	3,176	1,017	8,554
Goodwill acquired during the year	0	9	0	0	0	9
Foreign currency translation impact	(3)	(11)	(6)	(2)	(3)	(25)
Other	(2)	(30)	(11)	0	0	(43)
Balance at end of period	602	1,462	2,231	3,174	1,014	8,495
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	602	1,462	1,459	455	626	4,604
1
Gross amount of goodwill and accumulated impairment include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 1Q20 that a goodwill triggering event occurred for the Investment Banking & Capital Markets reporting unit.
Based on its goodwill impairment analysis performed as of March 31, 2020, the Group concluded that there was no impairment necessary for the Investment Banking & Capital Markets reporting unit. The valuation considered three separate financial planning scenarios, representing different market recovery profiles. The reporting unit’s estimated fair value exceeded its carrying value by 5% in the scenarios deemed by the Group to be the most likely. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation is highly correlated with client trading and investing activity, and if the reporting unit’s operating environment does not return to a more normalized status in the near or foreseeable future there is a significant risk of a future impairment.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
The Group determined that the market approach valuation method would not provide a reliable fair value estimate as a result of the significant market volatility due to the COVID-19 pandemic and therefore in estimating the 1Q20 fair value of the Investment Banking & Capital Markets reporting unit, the Group only applied the income approach, although implied market multiples based on the income approach were analyzed to support the valuation. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the scenarios of the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	1Q20	4Q19
Other assets (CHF million)
Cash collateral on derivative instruments	9,526	4,570
Cash collateral on non-derivative transactions	1,075	428
Derivative instruments used for hedging	198	183
Assets held-for-sale	9,886	8,971
of which loans [1]	9,821	8,886
allowance for loans held-for-sale	(7)	–
of which real estate [2]	33	38
of which long-lived assets	32	47
Premises, equipment and right-of-use assets	7,730	7,832
Assets held for separate accounts	106	111
Interest and fees receivable	5,175	4,688
Deferred tax assets	4,157	4,399
Prepaid expenses	643	431
of which cloud computing arrangement implementation costs	30	27
Failed purchases	1,725	1,643
Defined benefit pension and post-retirement plan assets	2,928	2,878
Other	4,132	3,475
Other assets	47,281	39,609
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,260	7,457
Cash collateral on non-derivative transactions	1,797	516
Derivative instruments used for hedging	40	48
Operating leases liabilities	3,023	3,213
Provisions	1,256	1,179
of which expected credit losses on off-balance sheet credit exposures	253	172
Liabilities held for separate accounts	106	111
Interest and fees payable	5,537	5,101
Current tax liabilities	621	678
Deferred tax liabilities	977	523
Failed sales	1,145	936
Defined benefit pension and post-retirement plan liabilities	443	455
Other	8,883	10,826
Other liabilities	32,088	31,043
1 Included as of the end of 1Q20 and 4Q19 were CHF 679 million and CHF 800 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 1Q20 and 4Q19, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million and CHF 9 million, respectively, of which CHF 8 million and CHF 9 million, respectively were related to residential real estate.

21 Long-term debt
Long-term debt
end of	1Q20	4Q19
Long-term debt (CHF million)
Senior	104,958	108,667
Subordinated	38,087	41,667
Non-recourse liabilities from consolidated VIEs	1,878	1,671
Long-term debt	144,923	152,005
of which reported at fair value	60,360	70,331
of which structured notes	40,171	49,435
Structured notes by product
end of	1Q20	4Q19
Structured notes by product (CHF million)
Equity	24,864	31,666
Fixed income	11,590	13,558
Credit	3,311	3,734
Other	406	477
Total structured notes	40,171	49,435

22 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
1Q20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	155	(595)	(5)		0	0	4,273	3,828
Reclassification adjustments, included in net income/(loss)	70	0	3		73	(34)	77	189
Total increase/(decrease)	225	(595)	(2)		73	(34)	4,350	4,017
Balance at end of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
4Q19 (CHF million)
Balance at beginning of period	35	(13,608)	45		(3,387)	636	(1,883)	(18,162)
Increase/(decrease)	2	(861)	(15)		(399)	0	(942)	(2,215)
Reclassification adjustments, included in net income/(loss)	(9)	0	0		96	(32)	53	108
Total increase/(decrease)	(7)	(861)	(15)		(303)	(32)	(889)	(2,107)
Balance at end of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
1Q19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10		(3,974)	387	(890)	(17,981)
Increase/(decrease)	47	195	14		0	0	(1,151)	(895)
Increase/(decrease) due to equity method investments	(4)	0	0		0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	3	2	0		60	(24)	30	71
Cumulative effect of accounting changes, net of tax	0	0	0		(42)	0	(22)	(64)
Total increase/(decrease)	46	197	14		18	(24)	(1,143)	(892)
Balance at end of period	(26)	(13,245)	24		(3,956)	363	(2,033)	(18,873)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 1Q20, 4Q19 and 1Q19.
Details of significant reclassification adjustments
in	1Q20	4Q19	1Q19
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	0	0	2
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	90	120	76
Tax expense/(benefit)	(17)	(24)	(16)
Net of tax	73	96	60
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(42)	(40)	(30)
Tax expense	8	8	6
Net of tax	(34)	(32)	(24)
1 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q20		4Q19		1Q19
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(119,761,811)		(82,227,241)		(5,427,691)
Sale of treasury shares	239,476,586		173,503,068		238,506,125
Repurchase of treasury shares	(280,063,390)		(211,761,644)		(282,969,737)
Share-based compensation	3,352,531		724,006		1,673,945
Balance at end of period	(156,996,084)		(119,761,811)		(48,217,358)
Common shares outstanding
Balance at end of period	2,399,015,636	[1]	2,436,249,909	[1]	2,507,794,362	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

23 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 27 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
	1Q20		4Q19
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	15.3	12.3	3.8	3.0
OTC	85.7	84.9	63.7	61.9
Exchange-traded	0.6	0.6	0.3	0.2
Interest rate products	101.6	97.8	67.8	65.1
OTC-cleared	0.5	0.6	0.1	0.2
OTC	34.8	39.1	21.0	25.4
Foreign exchange products	35.3	39.7	21.1	25.6
OTC	17.8	15.1	10.1	10.4
Exchange-traded	16.1	17.6	5.3	5.0
Equity/index-related products	33.9	32.7	15.4	15.4
OTC-cleared	0.7	0.5	2.8	3.0
OTC	6.4	6.7	3.1	4.0
Credit derivatives	7.1	7.2	5.9	7.0
OTC	1.9	1.1	1.2	0.5
Exchange-traded	0.1	0.2	0.0	0.0
Other products [1]	2.0	1.3	1.2	0.5
OTC-cleared	16.5	13.4	6.7	6.2
OTC	146.6	146.9	99.1	102.2
Exchange-traded	16.8	18.4	5.6	5.2
Total gross derivatives subject to enforceable master netting agreements	179.9	178.7	111.4	113.6
Offsetting (CHF billion)
OTC-cleared	(14.2)	(13.1)	(6.0)	(5.3)
OTC	(128.2)	(136.8)	(87.0)	(93.6)
Exchange-traded	(15.7)	(15.7)	(4.9)	(4.9)
Offsetting	(158.1)	(165.6)	(97.9)	(103.8)
of which counterparty netting	(136.3)	(136.3)	(83.2)	(83.2)
of which cash collateral netting	(21.8)	(29.3)	(14.7)	(20.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.3	0.3	0.7	0.9
OTC	18.4	10.1	12.1	8.6
Exchange-traded	1.1	2.7	0.7	0.3
Total net derivatives subject to enforceable master netting agreements	21.8	13.1	13.5	9.8
Total derivatives not subject to enforceable master netting agreements [2]	7.9	7.5	4.4	3.7
Total net derivatives presented in the consolidated balance sheets	29.7	20.6	17.9	13.5
of which recorded in trading assets and trading liabilities	29.5	20.6	17.7	13.5
of which recorded in other assets and other liabilities	0.2	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 1Q20 and 4Q19. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	1Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	84.3	(10.4)	73.9		80.6	(10.9)	69.7
Securities borrowing transactions	12.3	(0.5)	11.8		12.3	(0.5)	11.8
Total subject to enforceable master netting agreements	96.6	(10.9)	85.7		92.9	(11.4)	81.5
Total not subject to enforceable master netting agreements [1]	22.2	–	22.2		25.5	–	25.5
Total	118.8	(10.9)	107.9	[2]	118.4	(11.4)	107.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 88,511 million and CHF 85,556 million of the total net amount as of the end of 1Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	1Q20				4Q19
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	44.2	(10.9)	33.3		28.0	(11.4)	16.6
Securities lending transactions	5.1	0.0	5.1		5.5	0.0	5.5
Obligation to return securities received as collateral, at fair value	28.2	0.0	28.2		39.0	0.0	39.0
Total subject to enforceable master netting agreements	77.5	(10.9)	66.6		72.5	(11.4)	61.1
Total not subject to enforceable master netting agreements [1]	4.3	–	4.3		2.0	–	2.0
Total	81.8	(10.9)	70.9		74.5	(11.4)	63.1
of which securities sold under repurchase agreements and securities lending transactions	53.1	(10.9)	42.2	[2]	34.3	(11.4)	22.9	[2]
of which obligation to return securities received as collateral, at fair value	28.7	0.0	28.7		40.2	0.0	40.2
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 24,271 million and CHF 10,715 million of the total net amount as of the end of 1Q20 and 4Q19, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	1Q20						4Q19
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	21.8	5.6		0.4		15.8	13.5	4.4		0.0		9.1
Securities purchased under resale agreements	73.9	73.8		0.1		0.0	69.7	69.7		0.0		0.0
Securities borrowing transactions	11.8	10.8		0.0		1.0	11.8	11.2		0.0		0.6
Total financial assets subject to enforceable master netting agreements	107.5	90.2		0.5		16.8	95.0	85.3		0.0		9.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	13.1	2.2		0.0		10.9	9.8	1.7		0.0		8.1
Securities sold under repurchase agreements	33.3	33.2		0.1		0.0	16.6	16.6		0.0		0.0
Securities lending transactions	5.1	4.8		0.0		0.3	5.5	4.5		0.0		1.0
Obligation to return securities received as collateral, at fair value	28.2	24.2		0.0		4.0	39.0	33.0		0.0		6.0
Total financial liabilities subject to enforceable master netting agreements	79.7	64.4		0.1		15.2	70.9	55.8		0.0		15.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

24 Tax
The 1Q20 income tax benefit of CHF 110 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to NOLs, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOLs and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2020, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 16.6 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 52 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2013; the US – 2010; and the Netherlands – 2006.
Effective tax rate
in	1Q20	4Q19	1Q19
Effective tax rate (%)	(9.2)	29.7	29.5
Tax expense reconciliation
in	1Q20
CHF million
Income tax expense computed at the Swiss statutory tax rate of 20%	240
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(9)
Other non-deductible expenses	(53)
Changes in deferred tax valuation allowance	16
Lower taxed income	(38)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	4
Other	(270)
Income tax expense/(benefit)	(110)
Foreign tax rate differential
1Q20 included a foreign tax benefit of CHF 9 million mainly driven by losses made in higher tax jurisdictions, such as the US and Italy.
Other non-deductible expenses
1Q20 primarily included the net benefit of CHF 55 million relating to non-deductible interest expenses (including the impact of previously unrecognized tax benefits of CHF 157 million relating to the resolution of interest cost deductibility with and between international tax authorities) and non-deductible bank levy costs. The remaining balance included various smaller items relating to other non-deductible expenses.
Changes in deferred tax valuation allowance
1Q20 included the impact of the estimated current year earnings, resulting in an increase of valuation allowances of CHF 16 million, mainly in respect of the Group’s operating entities in the UK.
Lower taxed income
1Q20 primarily included the impact of CHF 19 million related to non-taxable life insurance income as well as the impacts of CHF 7 million related to the transfer of the InvestLab fund platform to Allfunds Group, non-taxable dividend income of CHF 8 million and non-taxable offshore results of CHF 4 million.
Other
1Q20 included an income tax benefit of CHF 270 million, which mainly reflected the impact of a re-assessment of the BEAT provision for 2019 of CHF 180 million and the impact from a change in US tax rules relating to federal NOLs where federal NOLs generated in tax years 2018, 2019 or 2020 can be carried back for five years instead of no carry back before, and also the deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF 141 million. It also included a tax benefit of CHF 43 million relating to the beneficial earnings mix of one of the Group’s operating entities in Switzerland. This was partially offset by a tax charge of CHF 26 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF 16 million relating to the current year BEAT provision, CHF 14 million relating to withholding taxes, CHF 14 million relating to uncertain tax positions, CHF 7 million relating to unrealized mark-to-market results on share-based compensation and CHF 5 million relating to own credit valuation movements. The remaining balance included various smaller items.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial results, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 1Q20.
Net deferred tax assets
end of	1Q20	4Q19
Net deferred tax assets (CHF million)
Deferred tax assets	4,157	4,399
of which net operating losses	1,505	1,465
of which deductible temporary differences	2,652	2,934
Deferred tax liabilities	(977)	(523)
Net deferred tax assets	3,180	3,876
25 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Contingent Capital share awards and deferred cash awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q20 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q20	4Q19	1Q19
Deferred compensation expense (CHF million)
Share awards	155	143	150	[1]
Performance share awards	113	94	108
Contingent Capital Awards	(14)	96	77
Deferred cash awards	10	123	90	[1]
Retention awards	9	11	5	[1]
Total deferred compensation expense	273	467	430
1 Prior period has been reclassified to conform to the current presentation.

Estimated unrecognized deferred compensation
end of	1Q20
Estimated unrecognized compensation expense (CHF million)
Share awards	907
Performance share awards	568
Contingent Capital Awards	358
Deferred cash awards	449
Retention Awards	50
Total	2,332

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
1Q20 activity
In 1Q20, the Group granted share awards, performance share awards, CCA and upfront cash awards as part of the 2019 deferred variable compensation. Expense recognition for these awards began in 1Q20 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 1Q20, the Group granted 61.5 million share awards at a weighted-average share price of CHF 10.73. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the Group share price at the time of delivery.
Performance share awards
In 1Q20, the Group granted 50.9 million performance share awards at a weighted-average share price of CHF 10.65. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q20, the Group granted CHF 268 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Deferred cash awards
In 1Q20, the Group granted deferred fixed cash compensation of CHF 121 million to certain employees in the Americas. This compensation will be expensed in Global Markets, Investment Banking & Capital Markets and International Wealth Management over a three-year vesting period from the grant date. Amortization of this compensation in 1Q20 totaled CHF 29 million, of which CHF 17 million was related to awards granted in 1Q20.
In 1Q20, the Group granted upfront cash awards of CHF 146 million to certain managing directors and directors in Investment Banking & Capital Markets and Asia Pacific. Amortization of this compensation in 1Q20 totaled CHF 16 million, of which CHF 12 million was related to awards granted in 1Q20.
Retention awards
In 1Q20, the Group granted deferred cash retention awards of CHF 11 million. These awards are expensed over the applicable vesting period from the grant date. Amortization of this compensation in 1Q20 totaled CHF 9 million, of which CHF 1 million was related to awards granted in 1Q20.
Share-based award activity
	1Q20
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	110.5	72.4	0.1
Granted	61.5	50.9	0.0
Settled	(4.8)	(1.2)	0.0
Forfeited	(0.9)	0.0	0.0
Balance at end of period	166.3	122.1	0.1
of which vested	49.3	33.8	0.1
of which unvested	117.0	88.3	0.0

26 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group contributed and recognized expenses of CHF 96 million, CHF 44 million and CHF 41 million, related to its defined contribution pension plans in 1Q20, 4Q19 and 1Q19, respectively. This includes a contribution of CHF 53 million in 1Q20 to the new Swiss defined contribution plan, which took effect January 1, 2020.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
The Group expects to contribute CHF 312 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2020. As of the end of 1Q20, CHF 86 million of contributions have been made.
Components of net periodic benefit costs
in	1Q20	4Q19	1Q19
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	54	67	67
Interest costs on benefit obligation	24	34	46
Expected return on plan assets	(110)	(126)	(125)
Amortization of recognized prior service cost/(credit)	(42)	(41)	(30)
Amortization of recognized actuarial losses	87	80	76
Settlement losses/(gains)	3	41	0
Special termination benefits	3	2	8
Net periodic benefit costs	19	57	42
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

27 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,142.7	15.0	14.9	0.0	0.0	0.0
Swaps	10,508.3	62.3	60.0	122.4	0.9	0.1
Options bought and sold (OTC)	1,338.6	25.3	25.0	0.0	0.0	0.0
Futures	289.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	136.4	0.6	0.7	0.0	0.0	0.0
Interest rate products	19,415.7	103.2	100.6	122.4	0.9	0.1
Forwards	1,231.5	16.3	17.8	13.3	0.1	0.1
Swaps	376.6	15.7	17.9	0.0	0.0	0.0
Options bought and sold (OTC)	322.4	5.2	5.6	0.0	0.0	0.0
Futures	11.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,942.3	37.2	41.3	13.3	0.1	0.1
Forwards	0.7	0.1	0.1	0.0	0.0	0.0
Swaps	130.6	9.3	7.1	0.0	0.0	0.0
Options bought and sold (OTC)	205.6	10.8	9.8	0.0	0.0	0.0
Futures	38.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	523.9	16.4	17.9	0.0	0.0	0.0
Equity/index-related products	899.2	36.6	34.9	0.0	0.0	0.0
Credit derivatives [2]	805.8	7.4	7.8	0.0	0.0	0.0
Forwards	20.8	0.4	0.4	0.0	0.0	0.0
Swaps	10.5	1.4	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	22.7	0.5	0.4	0.0	0.0	0.0
Futures	11.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.2	0.0	0.0	0.0
Other products [3]	68.1	2.4	1.4	0.0	0.0	0.0
Total derivative instruments	23,131.1	186.8	186.0	135.7	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 23,266.8 billion, CHF 187.8 billion and CHF 186.2 billion, respectively, as of March 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging				[1]
end of 4Q19	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	6,226.5		0.9	0.9	0.0		0.0	0.0
Swaps	9,183.5		50.8	48.4	113.2		0.5	0.1
Options bought and sold (OTC)	1,355.4		16.3	16.4	0.0		0.0	0.0
Futures	264.2		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	103.4		0.3	0.2	0.0		0.0	0.0
Interest rate products	17,133.0	[2]	68.3	65.9	113.2	[2]	0.5	0.1
Forwards	1,073.5		8.0	9.1	14.1		0.1	0.1
Swaps	389.5		10.9	13.7	0.0		0.0	0.0
Options bought and sold (OTC)	270.8		3.0	3.5	0.0		0.0	0.0
Futures	9.1		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	0.1		0.0	0.0	0.0		0.0	0.0
Foreign exchange products	1,743.0		21.9	26.3	14.1		0.1	0.1
Forwards	1.0		0.0	0.0	0.0		0.0	0.0
Swaps	175.2		4.3	4.6	0.0		0.0	0.0
Options bought and sold (OTC)	213.6		7.7	7.3	0.0		0.0	0.0
Futures	41.2		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	427.2		5.4	5.1	0.0		0.0	0.0
Equity/index-related products	858.2		17.4	17.0	0.0		0.0	0.0
Credit derivatives [2]	538.1		6.2	7.2	0.0		0.0	0.0
Forwards	13.2		0.2	0.1	0.0		0.0	0.0
Swaps	11.6		1.0	0.5	0.0		0.0	0.0
Options bought and sold (OTC)	15.5		0.2	0.1	0.0		0.0	0.0
Futures	14.8		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	1.7		0.0	0.0	0.0		0.0	0.0
Other products [3]	56.8		1.4	0.7	0.0		0.0	0.0
Total derivative instruments	20,329.1	[2]	115.2	117.1	127.3	[2]	0.6	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 20,456.4 billion, CHF 115.8 billion and CHF 117.3 billion, respectively, as of December 31, 2019.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 23 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	1Q20	4Q19	1Q19
Interest rate products (CHF million)
Hedged items [1]	(2,169)	586	(707)
Derivatives designated as hedging instruments [1]	2,014	(598)	643
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	1Q20					4Q19
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	19.2	0.1		0.7		15.2	0.1		0.7
Long-term debt	66.7	2.4		1.2		65.8	1.2		0.3
1 Relates to cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	1Q20	4Q19	1Q19
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	267	(47)	49
Gains/(losses) reclassified from AOCI into interest and dividend income	(42)	1	1
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(79)	47	3
Trading revenues	(30)	9	(1)
Other revenues	0	0	(2)
Total other operating expenses	(6)	1	(1)
Gains/(losses) reclassified from AOCI into income	(36)	10	(4)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	1	(4)	(3)
1 Related to the forward points of a foreign currency forward.
As of the end of 1Q20, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was one year.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 105 million.
Net investment hedges
in	1Q20	4Q19	1Q19
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	519	(35)	(130)
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	1Q20				4Q19
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.5	0.0	0.5	4.0	3.1	0.0	0.3	3.4
Collateral posted	3.1	0.1	–	3.2	2.7	0.1	–	2.8
Impact of a one-notch downgrade event	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.1	0.0	0.0	0.1	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.2	0.9	0.7	0.1	0.1	0.9
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 15.2 billion and CHF 16.7 billion as of the end of 1Q20 and 4Q19 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	1Q20							4Q19
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(55.1)	50.3		(4.8)	11.9		(0.1)	(52.6)	47.9		(4.7)	11.5		0.5
Non-investment grade	(36.5)	35.1		(1.4)	13.6		(1.2)	(32.1)	29.5		(2.6)	16.1		0.9
Total single-name instruments	(91.6)	85.4		(6.2)	25.5		(1.3)	(84.7)	77.4		(7.3)	27.6		1.4
of which sovereign	(17.5)	15.9		(1.6)	4.5		(0.2)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(74.1)	69.5		(4.6)	21.0		(1.1)	(67.5)	62.0		(5.5)	23.5		1.4
Multi-name instruments (CHF billion)
Investment grade [2]	(222.0)	219.0		(3.0)	26.6		(1.9)	(109.5)	108.9		(0.6)	44.0		0.7
Non-investment grade	(56.3)	50.7		(5.6)	13.5	[3]	(1.0)	(27.7)	24.5		(3.2)	17.1	[3]	1.0
Total multi-name instruments	(278.3)	269.7		(8.6)	40.1		(2.9)	(137.2)	133.4		(3.8)	61.1		1.7
of which non-sovereign	(278.3)	269.7		(8.6)	40.1		(2.9)	(137.2)	133.4		(3.8)	61.1		1.7
Total instruments (CHF billion)
Investment grade [2]	(277.1)	269.3		(7.8)	38.5		(2.0)	(162.1)	156.8		(5.3)	55.5		1.2
Non-investment grade	(92.8)	85.8		(7.0)	27.1		(2.2)	(59.8)	54.0		(5.8)	33.2		1.9
Total instruments	(369.9)	355.1		(14.8)	65.6		(4.2)	(221.9)	210.8		(11.1)	88.7		3.1
of which sovereign	(17.5)	15.9		(1.6)	4.5		(0.2)	(17.2)	15.4		(1.8)	4.1		0.0
of which non-sovereign	(352.4)	339.2		(13.2)	61.1		(4.0)	(204.7)	195.4		(9.3)	84.6		3.1
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q20	4Q19
Credit derivatives (CHF billion)
Credit protection sold	369.9	221.9
Credit protection purchased	355.1	210.8
Other protection purchased	65.6	88.7
Other instruments [1]	15.2	16.7
Total credit derivatives	805.8	538.1
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q20 (CHF billion)
Single-name instruments	18.5	64.3	8.8	91.6
Multi-name instruments	61.2	155.2	61.9	278.3
Total instruments	79.7	219.5	70.7	369.9
4Q19 (CHF billion)
Single-name instruments	19.2	60.6	4.9	84.7
Multi-name instruments	41.9	79.8	15.5	137.2
Total instruments	61.1	140.4	20.4	221.9

28 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q20 (CHF million)
Credit guarantees and similar instruments	1,905	1,070	2,975	2,925		44	1,672
Performance guarantees and similar instruments	4,619	3,565	8,184	7,232		58	2,616
Derivatives [2]	10,733	5,227	15,960	15,960		1,746	–	[3]
Other guarantees	5,094	1,312	6,406	6,360		90	3,785
Total guarantees	22,351	11,174	33,525	32,477		1,938	8,073
4Q19 (CHF million)
Credit guarantees and similar instruments	2,206	908	3,114	3,061		10	1,655
Performance guarantees and similar instruments	4,942	3,915	8,857	7,833		31	2,793
Derivatives [2]	13,194	4,050	17,244	17,244		295	–	[3]
Other guarantees	4,257	2,246	6,503	6,457		64	4,003
Total guarantees	24,599	11,119	35,718	34,595		400	8,451
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2019 to June 30, 2020 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 32 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2019 for a description of these commitments.
Other commitments
end of	1Q20						4Q19
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,802	111	3,913	3,856		2,821	4,434	163	4,597	4,518		3,077
Irrevocable loan commitments [2]	25,175	82,262	107,437	103,635		48,438	27,145	97,982	125,127	120,436		60,118
Forward reverse repurchase agreements	236	0	236	236		236	41	0	41	41		41
Other commitments	330	200	530	530		54	630	300	930	930		127
Total other commitments	29,543	82,573	112,116	108,257		51,549	32,250	98,445	130,695	125,925		63,363
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 117,118 million and CHF 128,294 million of unused credit limits as of the end of 1Q20 and 4Q19 respectively, which were revocable at the Group's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q20 and 1Q19 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q20	1Q19
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	22	(2)
Proceeds from transfer of assets	3,233	1,504
Cash received on interests that continue to be held	8	9
RMBS
Net gain/(loss) [1]	19	(4)
Proceeds from transfer of assets	7,453	5,729
Servicing fees	1	1
Cash received on interests that continue to be held	150	50
Other asset-backed financings
Net gain [1]	36	17
Proceeds from transfer of assets	2,111	1,295
Purchases of previously transferred financial assets or its underlying collateral	(292)	(61)
Fees [2]	40	36
Cash received on interests that continue to be held	4	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q20 and 4Q19, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q20	4Q19
CHF million
CMBS
Principal amount outstanding	19,340	21,079
Total assets of SPE	25,235	28,748
RMBS
Principal amount outstanding	56,565	54,001
Total assets of SPE	58,079	55,595
Other asset-backed financings
Principal amount outstanding	24,596	27,982
Total assets of SPE	47,446	54,974
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q20							1Q19
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			99				1,036			91				425
of which level 2			85				977			91				380
of which level 3			14				59			0				45
Weighted-average life, in years			9.9				3.3			5.5				5.1
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	38.2			–	[2]	2.0	–	19.8
Cash flow discount rate (rate per annum), in % [3]	1.4	–	9.2		0.7	–	24.7	3.0	–	5.4		2.7	–	7.7
Expected credit losses (rate per annum), in % [4]	4.0	–	8.6		3.7	–	8.5	0.0	–	0.0		1.7	–	3.4
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q20 and 4Q19.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q20											4Q19
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			275				2,524			751				399				2,282			751
of which non-investment grade			27				910			39				46				711			15
Weighted-average life, in years			7.6				3.8			3.2				6.4				5.7			1.6
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	49.9			–				–		3.0	–	35.7			–
Impact on fair value from 10% adverse change			–				(47.4)			–				–				(38.1)			–
Impact on fair value from 20% adverse change			–				(90.2)			–				–				(72.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.5	–	18.6		0.7	–	40.2	2.1	–	48.4		2.2	–	15.2		1.5	–	36.2	0.7	–	13.1
Impact on fair value from 10% adverse change			(5.1)				(28.3)			(4.6)				(6.8)				(38.3)			(2.1)
Impact on fair value from 20% adverse change			(8.4)				(55.3)			(8.8)				(13.4)				(74.7)			(4.2)
Expected credit losses (rate per annum), in % [5]	0.9	–	10.0		1.0	–	20.2	0.7	–	48.4		0.5	–	8.5		1.1	–	34.5	0.7	–	12.8
Impact on fair value from 10% adverse change			(4.2)				(25.3)			(4.6)				(4.1)				(24.1)			(2.0)
Impact on fair value from 20% adverse change			(6.9)				(49.5)			(8.7)				(8.1)				(47.3)			(4.0)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q20 and 4Q19.
> Refer to “Note 31 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q20	4Q19
CHF million
RMBS
Trading assets	188	0
Liability to SPE, included in other liabilities	(188)	0
Other asset-backed financings
Trading assets	489	279
Other assets	262	0
Liability to SPE, included in other liabilities	(751)	(279)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q20 and 4Q19.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q20	4Q19
CHF billion
Government debt securities [1]	34.0	16.4
Corporate debt securities [1]	10.4	8.6
Asset-backed securities	2.8	2.5
Equity securities	0.0	0.7
Other	0.2	0.2
Securities sold under repurchase agreements	47.4	28.4
Government debt securities	2.5	0.1
Corporate debt securities	0.1	0.1
Equity securities	2.9	5.4
Other	0.2	0.1
Securities lending transactions	5.7	5.7
Government debt securities	5.4	5.3
Corporate debt securities	2.0	1.8
Asset-backed securities	0.2	0.1
Equity securities	21.0	33.0
Other	0.1	0.0
Obligation to return securities received as collateral, at fair value	28.7	40.2
Total	81.8	74.3
1 Prior period has been corrected.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q20 (CHF billion)
Securities sold under repurchase agreements	5.1		31.0		9.2	2.1	47.4
Securities lending transactions	3.3		2.4		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	28.1		0.2		0.3	0.1	28.7
Total	36.5		33.6		9.5	2.2	81.8
4Q19 (CHF billion)
Securities sold under repurchase agreements	5.2		15.1		5.9	2.2	28.4
Securities lending transactions	5.7		0.0		0.0	0.0	5.7
Obligation to return securities received as collateral, at fair value	40.0		0.1		0.1	0.0	40.2
Total	50.9		15.2		6.0	2.2	74.3
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 121 days as of the end of 1Q20. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, aircraft loans and leases, solar loans and leases, car loans and leases and commercial loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine. As of the end of 1Q20 and 4Q19, the Group’s outstanding facilities provided to these third-party conduits through Alpine are not included in the tabular disclosure of non-consolidated VIEs and represent a maximum exposure to loss of CHF 6,133 million and CHF 6,159 million, respectively, and total assets of these non-consolidated VIEs of CHF 14,258 million and CHF 13,488 million, respectively.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q20 and 4Q19.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q20 (CHF million)
Cash and due from banks	1	2	132	11	39	20	205
Trading assets	70	0	1,530	33	1,127	17	2,777
Other investments	0	0	0	105	1,085	245	1,435
Net loans	0	364	53	44	33	226	720
Other assets	2	14	1,042	3	103	919	2,083
of which loans held-for-sale	0	0	545	0	0	0	545
of which premises and equipment	0	0	0	0	35	8	43
Total assets of consolidated VIEs	73	380	2,757	196	2,387	1,427	7,220
Trading liabilities	0	0	0	0	6	0	6
Short-term borrowings	0	5,630	0	0	0	0	5,630
Long-term debt	1	0	1,830	5	13	29	1,878
Other liabilities	0	51	2	4	94	144	295
Total liabilities of consolidated VIEs	1	5,681	1,832	9	113	173	7,809
4Q19 (CHF million)
Cash and due from banks	6	1	71	11	39	10	138
Trading assets	75	0	1,554	82	1,063	14	2,788
Other investments	0	0	0	113	1,052	247	1,412
Net loans	0	325	53	1	29	241	649
Other assets	1	21	638	4	87	943	1,694
of which loans held-for-sale	0	0	93	0	0	0	93
of which premises and equipment	0	0	0	0	36	8	44
Total assets of consolidated VIEs	82	347	2,316	211	2,270	1,455	6,681
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,885	0	0	0	0	4,885
Long-term debt	7	0	1,614	1	13	36	1,671
Other liabilities	0	54	1	4	92	146	297
Total liabilities of consolidated VIEs	7	4,939	1,615	5	113	182	6,861

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2019 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
1Q20 (CHF million)
Trading assets	184	5,131	839	83	3,047	9,284
Net loans	766	925	1,990	8,060	752	12,493
Other assets	5	273	147	0	501	926
Total variable interest assets	955	6,329	2,976	8,143	4,300	22,703
Maximum exposure to loss	1,265	8,112	2,976	11,875	4,807	29,035
Total assets of non-consolidated VIEs	8,121	117,486	139,169	28,007	31,788	324,571
4Q19 (CHF million)
Trading assets	230	4,897	962	109	4,311	10,509
Net loans	456	904	1,945	7,930	709	11,944
Other assets	3	26	518	0	380	927
Total variable interest assets	689	5,827	3,425	8,039	5,400	23,380
Maximum exposure to loss	785	7,664	3,430	12,239	5,937	30,055
Total assets of non-consolidated VIEs	8,057	141,608	128,984	25,590	35,998	340,237

30 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	367	0	–		–		367
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	88,511	0	–		–		88,511
Securities received as collateral	25,951	2,704	0	–		–		28,655
Trading assets	88,726	208,558	10,176	(157,314)		652		150,798
of which debt securities	16,346	48,935	3,337	–		–		68,618
of which foreign governments	15,920	8,189	150	–		–		24,259
of which corporates	4	10,590	1,748	–		–		12,342
of which RMBS	0	27,567	974	–		–		28,541
of which equity securities	45,555	1,232	135	–		652		47,574
of which derivatives	23,950	157,622	5,200	(157,314)		–		29,458
of which interest rate products	14,689	87,732	799	–		–		–
of which foreign exchange products	423	36,580	178	–		–		–
of which equity/index-related products	8,821	26,123	1,609	–		–		–
of which credit derivatives	0	5,800	1,625	–		–		–
of which other derivatives	1	533	989	–		–		–
of which other trading assets	2,875	769	1,504	–		–		5,148
Investment securities	2	1,066	0	–		–		1,068
Other investments	15	7	2,889	–		880		3,791
of which other equity investments	15	6	1,795	–		536		2,352
of which life finance instruments	0	1	1,085	–		–		1,086
Loans	0	10,606	3,667	–		–		14,273
of which commercial and industrial loans	0	5,213	1,303	–		–		6,516
of which financial institutions	0	3,102	1,246	–		–		4,348
of which government and public institutions	0	1,835	753	–		–		2,588
Other intangible assets (mortgage servicing rights)	0	0	220	–		–		220
Other assets	77	10,022	2,684	(828)		–		11,955
of which loans held-for-sale	0	7,028	2,270	–		–		9,298
Total assets at fair value	114,771	321,841	19,636	(158,142)		1,532		299,638
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	430	0	–		–		430
Customer deposits	0	3,140	432	–		–		3,572
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	24,271	0	–		–		24,271
Obligation to return securities received as collateral	25,951	2,704	0	–		–		28,655
Trading liabilities	44,487	161,567	4,305	(165,483)		1		44,877
of which debt securities	2,676	4,446	1	–		–		7,123
of which foreign governments	2,598	337	0	–		–		2,935
of which equity securities	16,931	133	51	–		1		17,116
of which derivatives	24,880	156,988	4,253	(165,483)		–		20,638
of which interest rate products	14,990	85,355	230	–		–		–
of which foreign exchange products	368	40,856	122	–		–		–
of which equity/index-related products	9,500	23,687	1,697	–		–		–
of which credit derivatives	0	5,950	1,807	–		–		–
Short-term borrowings	0	9,204	880	–		–		10,084
Long-term debt	0	49,625	10,735	–		–		60,360
of which structured notes over one year and up to two years	0	7,529	854	–		–		8,383
of which structured notes over two years	0	22,101	9,518	–		–		31,619
of which high-trigger instruments	0	7,016	5	–		–		7,021
of which non-recourse liabilities	0	1,724	154	–		–		1,878
Other liabilities	3	6,202	1,467	(125)		–		7,547
Total liabilities at fair value	70,441	257,143	17,819	(165,608)		1		179,796
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	356	0	–		–		356
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,556	0	–		–		85,556
Securities received as collateral	36,438	3,780	1	–		–		40,219
Trading assets	85,559	157,151	7,885	(97,606)		808		153,797
of which debt securities	19,430	45,641	1,923	–		–		66,994
of which foreign governments	19,281	7,484	198	–		–		26,963
of which corporates	16	10,905	1,128	–		–		12,049
of which RMBS	0	23,199	317	–		–		23,516
of which equity securities	60,675	2,862	197	–		808		64,542
of which derivatives	3,539	108,264	3,534	(97,606)		–		17,731
of which interest rate products	1,091	66,764	554	–		–		–
of which foreign exchange products	23	21,754	152	–		–		–
of which equity/index-related products	2,417	13,918	1,040	–		–		–
of which credit derivatives	0	5,336	879	–		–		–
of which other derivatives	5	66	909	–		–		–
of which other trading assets	1,915	384	2,231	–		–		4,530
Investment securities	2	1,004	0	–		–		1,006
Other investments	24	5	2,523	–		998		3,550
of which other equity investments	24	5	1,463	–		589		2,081
of which life finance instruments	0	0	1,052	–		–		1,052
Loans	0	8,945	3,717	–		–		12,662
of which commercial and industrial loans	0	2,491	1,283	–		–		3,774
of which financial institutions	0	3,730	1,201	–		–		4,931
of which government and public institutions	0	2,200	831			–		3,031
Other intangible assets (mortgage servicing rights)	0	0	244	–		–		244
Other assets	101	8,902	1,846	(447)		–		10,402
of which loans held-for-sale	0	6,594	1,619	–		–		8,213
Total assets at fair value	122,124	265,699	16,216	(98,053)		1,806		307,792
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	322	0	–		–		322
Customer deposits	0	2,865	474	–		–		3,339
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	10,715	0	–		–		10,715
Obligation to return securities received as collateral	36,438	3,780	1	–		–		40,219
Trading liabilities	23,010	115,062	3,854	(103,742)		2		38,186
of which debt securities	3,636	5,286	0	–		–		8,922
of which foreign governments	3,544	345	0	–		–		3,889
of which equity securities	15,628	109	53	–		2		15,792
of which derivatives	3,746	109,667	3,801	(103,742)		–		13,472
of which interest rate products	1,101	64,643	167	–		–		–
of which foreign exchange products	31	26,156	98	–		–		–
of which equity/index-related products	2,603	12,518	1,921	–		–		–
of which credit derivatives	0	5,963	1,211	–		–		–
Short-term borrowings	0	10,336	997	–		–		11,333
Long-term debt	0	57,721	12,610	–		–		70,331
of which structured notes over one year and up to two years	0	9,291	891	–		–		10,182
of which structured notes over two years	0	27,626	11,458	–		–		39,084
of which high-trigger instruments	0	7,589	5					7,594
of which other subordinated bonds	0	5,502	0	–		–		5,502
Other liabilities	0	6,654	1,385	(148)		–		7,891
Total liabilities at fair value	59,448	207,455	19,321	(103,890)		2		182,336
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses included in net revenues	[1]	Changes in unrealized gains/losses included in AOCI	[2]
Assets (CHF million)
Securities received as collateral	1	0	0	0	(1)	0	0	0	0	0	0	0	0	0	0	0		–
Trading assets	7,885	1,665	(498)	2,850	(3,175)	680	(983)	323	1,654	0	0	0	0	(225)	10,176	1,899		–
of which debt securities	1,923	1,123	(162)	1,582	(862)	0	0	(14)	(160)	0	0	0	0	(93)	3,337	(106)		–
of which foreign governments	198	33	0	11	(48)	0	0	0	(6)	0	0	0	0	(38)	150	(12)		–
of which corporates	1,128	453	(99)	968	(573)	0	0	(12)	(66)	0	0	0	0	(51)	1,748	(28)		–
of which RMBS	317	438	(47)	409	(92)	0	0	(2)	(45)	0	0	0	0	(4)	974	(50)		–
of which equity securities	197	14	(22)	35	(304)	0	0	251	(34)	0	0	0	0	(2)	135	(28)		–
of which derivatives	3,534	486	(205)	0	0	680	(970)	93	1,704	0	0	0	0	(122)	5,200	1,967		–
of which interest rate products	554	66	(15)	0	0	45	(14)	2	187	0	0	0	0	(26)	799	204		–
of which foreign exchange derivatives	152	31	(1)	0	0	9	(5)	0	(8)	0	0	0	0	0	178	(8)		–
of which equity/index-related products	1,040	100	(60)	0	0	195	(507)	19	902	0	0	0	0	(80)	1,609	923		–
of which credit derivatives	879	288	(130)	0	0	346	(360)	71	538	0	0	0	0	(7)	1,625	761		–
of which other derivatives	909	1	1	0	0	85	(84)	1	85	0	0	0	0	(9)	989	87		–
of which other trading assets	2,231	42	(109)	1,233	(2,009)	0	(13)	(7)	144	0	0	0	0	(8)	1,504	66		–
Other investments	2,523	2	0	359	(53)	0	0	0	78	0	(13)	0	0	(7)	2,889	2		–
of which other equity investments	1,463	1	(1)	350	(2)	0	0	0	(3)	0	(12)	0	0	(1)	1,795	(17)		–
of which life finance instruments	1,052	0	0	9	(51)	0	0	0	81	0	0	0	0	(6)	1,085	19		–
Loans [3]	3,835	295	(104)	44	(314)	479	(187)	(2)	(358)	0	0	0	0	(21)	3,667	(361)		–
of which commercial and industrial loans [3]	1,401	156	(104)	44	(282)	299	(64)	(2)	(139)	0	0	0	0	(6)	1,303	(147)		–
of which financial institutions	1,201	45	0	0	(32)	177	(14)	0	(124)	0	0	0	0	(7)	1,246	(127)		–
of which government and public institutions	831	0	0	0	0	3	0	0	(75)	0	0	0	0	(6)	753	(63)		–
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(23)	0	0	(1)	220	(23)		–
Other assets	1,846	991	(192)	816	(565)	82	(286)	(19)	117	0	0	0	0	(106)	2,684	88		–
of which loans held-for-sale	1,619	978	(186)	805	(564)	82	(286)	(17)	(56)	0	0	0	0	(105)	2,270	(44)		–
Total assets at fair value	16,334	2,953	(794)	4,069	(4,108)	1,241	(1,456)	302	1,491	0	(36)	0	0	(360)	19,636	1,605		–
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	0	0	22	0	0	0	(37)	(27)	432	22		(37)
Obligation to return securities received as collateral	1	0	0	0	(1)	0	0	0	0	0	0	0	0	0	0	0		–
Trading liabilities	3,854	328	(239)	133	(138)	673	(731)	105	389	0	0	0	0	(69)	4,305	932		–
of which debt securities	0	0	0	3	(2)	0	0	0	0	0	0	0	0	0	1	3		–
of which equity securities	53	5	0	130	(135)	0	0	0	(2)	0	0	0	0	0	51	0		–
of which derivatives	3,801	323	(239)	0	(1)	673	(731)	105	391	0	0	0	0	(69)	4,253	929		–
of which interest rate derivatives	167	28	(9)	0	0	9	(9)	8	39	0	0	0	0	(3)	230	75		–
of which foreign exchange derivatives	98	2	0	0	0	10	(1)	0	15	0	0	0	0	(2)	122	13		–
of which equity/index-related derivatives	1,921	45	(80)	0	0	215	(408)	24	35	0	0	0	0	(55)	1,697	238		–
of which credit derivatives	1,211	249	(150)	0	0	389	(238)	73	281	0	0	0	0	(8)	1,807	575		–
Short-term borrowings	997	38	(51)	0	0	400	(318)	(23)	(157)	0	0	0	0	(6)	880	(130)		–
Long-term debt	12,610	909	(629)	0	0	2,540	(2,567)	(85)	(1,552)	0	(1)	(10)	(406)	(74)	10,735	(1,323)		(395)
of which structured notes over one year and up to two years	891	140	(127)	0	0	292	(163)	(19)	(151)	0	0	0	(3)	(6)	854	(157)		(3)
of which structured notes over two years	11,458	637	(491)	0	0	2,234	(2,383)	(66)	(1,390)	0	(1)	(10)	(403)	(67)	9,518	(1,156)		(392)
of which high-trigger instruments	5	0	0	0	0	0	0	0	0	0	0	0	0	0	5	0		0
Other liabilities	1,385	70	(113)	194	(9)	36	(59)	(2)	19	0	(40)	0	0	(14)	1,467	32		–
Total liabilities at fair value	19,321	1,345	(1,032)	327	(148)	3,649	(3,675)	(5)	(1,279)	0	(41)	(10)	(443)	(190)	17,819	(467)		(432)
Net assets/(liabilities) at fair value	(2,987)	1,608	238	3,742	(3,960)	(2,408)	2,219	307	2,770	0	5	10	443	(170)	1,817	2,072		432
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 1Q20, changes in net unrealized gains/(losses) of CHF 2,088 million and CHF (16) million were recorded in trading revenues and other revenues, respectively.

2 Changes in unrealized (gains)/losses in AOCI were recorded in "Gains/(losses) on liabilities relating to credit risk" in Accumulated other comprehensive income/(loss).
3 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.
138 / 139

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
1Q19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other		Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses included in net revenues	[1]
Assets (CHF million)
Securities received as collateral	30	0	0	0	(13)	0	0	0	0	0	0	0	0		0	17	0
Trading assets	8,980	382	(872)	2,151	(2,301)	307	(458)	(93)	274	0	0	0	0		98	8,468	471
of which debt securities	2,242	256	(328)	798	(917)	0	0	(1)	15	0	0	0	0		29	2,094	201
of which foreign governments	232	0	0	45	(44)	0	0	0	6	0	0	0	0		2	241	0
of which corporates	1,260	207	(159)	519	(518)	0	0	1	(19)	0	0	0	0		22	1,313	189
of which RMBS	432	24	(153)	206	(284)	0	0	(1)	27	0	0	0	0		5	256	7
of which equity securities	132	35	(37)	14	(9)	0	0	1	4	0	0	0	0		1	141	2
of which derivatives	3,298	66	(343)	0	0	307	(445)	(90)	147	0	0	0	0		30	2,970	285
of which interest rate products	507	9	(6)	0	0	23	(16)	1	21	0	0	0	0		(2)	537	17
of which foreign exchange derivatives	258	1	(11)	0	0	3	(5)	0	(27)	0	0	0	0		3	222	(7)
of which equity/index-related products	1,054	31	(291)	0	0	105	(155)	(83)	(14)	0	0	0	0		11	658	78
of which credit derivatives	673	25	(35)	0	0	107	(178)	(8)	123	0	0	0	0		7	714	124
of which other derivatives	806	0	0	0	0	69	(91)	0	44	0	0	0	0		11	839	73
of which other trading assets	3,308	25	(164)	1,339	(1,375)	0	(13)	(3)	108	0	0	0	0		38	3,263	(17)
Other investments	1,309	0	(5)	13	(57)	0	0	0	54	0	3	0	0		15	1,332	50
of which life finance instruments	1,067	0	0	10	(52)	0	0	0	51	0	0	0	0		13	1,089	49
Loans	4,324	250	(83)	19	(71)	331	(347)	3	31	0	1	0	0		48	4,506	44
of which commercial and industrial loans	1,949	31	(24)	19	(71)	54	(127)	1	9	0	0	0	0		22	1,863	21
of which financial institutions	1,391	219	0	0	0	108	(215)	0	13	0	0	0	0		16	1,532	14
of which real estate	515	0	0	0	0	75	(6)	0	(1)	0	1	0	0		6	590	2
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(5)	0	0		1	168	(5)
Other assets	1,543	69	(129)	433	(323)	78	(24)	(6)	(8)	0	0	0	0		15	1,648	(1)
of which loans held-for-sale	1,235	66	(75)	421	(321)	78	(24)	(5)	15	0	0	0	0		13	1,403	11
Total assets at fair value	16,349	701	(1,089)	2,625	(2,765)	716	(829)	(96)	351	0	(1)	0	0		177	16,139	559
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	0	0	0	38	0	0	0	0		(4)	487	27
Obligation to return securities received as collateral	30	0	0	0	(13)	0	0	0	0	0	0	0	0		0	17	0
Trading liabilities	3,589	100	(211)	199	(202)	785	(1,001)	19	159	0	0	0	0		39	3,476	380
of which debt securities	25	3	(4)	12	(22)	0	0	0	0	0	0	0	0		0	14	1
of which equity securities	37	1	0	187	(180)	0	0	0	(1)	0	0	0	0		0	44	1
of which derivatives	3,527	96	(207)	0	0	785	(1,001)	19	160	0	0	0	0		39	3,418	378
of which interest rate derivatives	189	1	(2)	0	0	7	(6)	1	10	0	0	0	0		0	200	20
of which foreign exchange derivatives	160	0	(10)	0	0	2	(2)	(1)	(13)	0	0	0	0		1	137	(15)
of which equity/index-related derivatives	1,500	52	(149)	0	0	205	(399)	14	116	0	0	0	0		16	1,355	290
of which credit derivatives	1,140	43	(45)	0	0	501	(488)	6	75	0	0	0	0		12	1,244	82
Short-term borrowings	784	92	(102)	0	0	435	(219)	3	97	0	0	0	0		7	1,097	46
Long-term debt	12,665	1,028	(827)	0	0	1,074	(590)	56	900	0	0	7	(67)		144	14,390	809
of which structured notes over one year and up to two years	528	150	(51)	0	0	214	(120)	6	46	0	0	0	6		6	785	61
of which structured notes over two years	11,800	866	(703)	0	0	683	(444)	49	835	0	0	7	(72)		135	13,156	749
Other liabilities	1,341	68	(75)	7	(28)	45	(72)	(5)	8	0	91	0	0		15	1,395	10
Total liabilities at fair value	18,862	1,288	(1,215)	206	(243)	2,339	(1,882)	73	1,202	0	91	7	(67)		201	20,862	1,272
Net assets/(liabilities) at fair value	(2,513)	(587)	126	2,419	(2,522)	(1,623)	1,053	(169)	(851)	0	(92)	(7)	67	[2]	(24)	(4,723)	(713)	[2]
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues. As of 1Q19, net unrealized gains/(losses) of CHF (714) million and CHF 1 million were recorded in trading revenues and other revenues, respectively.

2 Prior period has been corrected.
140 / 141

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q20 were CHF 2,953 million, primarily from trading assets and loans held-for-sale. These transfers were primarily in the securitized products, credit and financing businesses due to limited observability of pricing data. Transfers out of level 3 assets during 1Q20 were CHF 794 million, primarily in trading assets and loans held-for-sale. These transfers were primarily in the equity derivatives, fixed income and credit businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, correlation, credit curve volatility, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit curve volatility, credit spread, gap risk, market implied life expectancy or recovery rate would increase the fair value. An increase in the significant unobservable inputs buyback probability, correlation, discount rate, fund gap risk, funding spread, mean reversion, mortality rate, prepayment rate, price or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 1Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	10,176
of which debt securities	3,337
of which foreign governments	150	Discounted cash flow	Credit spread, in bp		76	76	76
of which corporates	1,748
of which	1	Discounted cash flow	Credit spread, in bp		(40)	2,545	1,013
of which	415	Market comparable	Price, in %		0	128	94
of which	1,316	Option model	Correlation, in %		(60)	100	70
			Gap risk, in %		0	1	0
			Volatility, in %		0	368	54
of which RMBS	974	Discounted cash flow	Default rate, in %		0	14	3
			Discount rate, in %		1	40	8
			Loss severity, in %		0	100	44
			Prepayment rate, in %		0	35	10
of which equity securities	135	Vendor price	Price, in actuals		0	35,399	467
of which derivatives	5,200
of which interest rate products	799	Option model	Correlation, in %		1	100	72
			Prepayment rate, in %		1	28	9
			Volatility, in %		(30)	25	(2)
			Volatility skew, in %		(4)	(1)	(3)
of which foreign exchange products	178	Option model	Correlation, in %		(29)	93	32
			Prepayment rate, in %		23	28	25
of which equity/index-related products	1,609	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(50)	100	70
			Gap risk, in %	[2]	0	1	0
			Volatility, in %		0	368	54
of which credit derivatives	1,625
of which	1,539	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		0	2,711	667
			Default rate, in %		1	7	4
			Discount rate, in %		7	26	16
			Funding spread, in bp		100	154	122
			Loss severity, in %		25	95	67
			Prepayment rate, in %		2	8	5
			Recovery rate, in %		0	59	28
			Volatility, in %		85	122	103
of which	85	Market comparable	Price, in %		83	109	95
of which other derivatives	989	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	1,504
of which	933	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	352	Market comparable	Price, in %		0	106	40
of which	203	Option model	Mortality rate, in %		0	70	6
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q20	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,889
of which other equity investments	1,795
of which	697	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	151	Market comparable	Price, in %	100	100	100
of which	860	Vendor price	Price, in actuals	1	930	230
of which life finance instruments	1,085	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,667
of which commercial and industrial loans	1,303
of which	819	Discounted cash flow	Credit spread, in bp	127	2,343	1,257
			Recovery rate, in %	25	25	25
of which	367	Market comparable	Price, in %	12	100	67
of which financial institutions	1,246
of which	1,039	Discounted cash flow	Credit spread, in bp	260	8,721	984
			Recovery rate, in %	25	40	27
of which	113	Market comparable	Price, in %	12	100	30
of which government and public institutions	753
of which	415	Discounted cash flow	Credit spread, in bp	968	1,083	1,035
			Recovery rate, in %	25	40	30
of which	159	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	220	–	–	–	–	–
Other assets	2,684
of which loans held-for-sale	2,270
of which	406	Discounted cash flow	Credit spread, in bp	117	751	374
			Recovery rate, in %	38	72	48
of which	1,830	Market comparable	Price, in %	0	132	88
Total level 3 assets at fair value	19,636
1 Weighted average is calculated based on the fair value of the instruments.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	1	–	–		–	–	–
Trading assets	7,885
of which debt securities	1,923
of which foreign governments	198	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,128
of which	503	Market comparable	Price, in %		0	129	97
of which	913	Option model	Correlation, in %		(60)	100	63
			Gap risk, in %		0	2	0
			Volatility, in %		0	275	27
of which RMBS	317	Discounted cash flow	Default rate, in %		0	12	2
			Discount rate, in %		1	36	13
			Loss severity, in %		0	100	45
			Prepayment rate, in %		2	45	10
of which equity securities	197	Vendor price	Price, in actuals		0	36,760	383
of which derivatives	3,534
of which interest rate products	554	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	28	10
			Volatility skew, in %		(4)	6	(1)
of which foreign exchange products	152	Option model	Correlation, in %		5	70	30
			Prepayment rate, in %		23	28	25
of which equity/index-related products	1,040	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	64
			Gap risk, in %	[2]	0	2	0
			Volatility, in %		0	275	30
of which credit derivatives	879
of which	691	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		2	1,033	150
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	16
			Funding spread, in bp		100	115	102
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	7	4
			Recovery rate, in %		0	40	26
of which	142	Market comparable	Price, in %		86	110	98
of which other derivatives	909	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		71	134	97
of which other trading assets	2,231
of which	856	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,118	Market comparable	Price, in %		0	112	27
of which	233	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	2,523
of which other equity investments	1,463
of which	398	Discounted cash flow	Discount rate, in %	9	9	9
			Terminal growth rate, in %	3	3	3
of which	147	Market comparable	Price, in %	100	100	100
of which	857	Vendor price	Price, in actuals	1	869	231
of which life finance instruments	1,052	Discounted cash flow	Market implied life expectancy, in years	2	16	6
Loans	3,717
of which commercial and industrial loans	1,283
of which	996	Discounted cash flow	Credit spread, in bp	96	1,484	654
			Recovery rate, in %	25	25	25
of which	273	Market comparable	Price, in %	0	99	64
of which financial institutions	1,201
of which	984	Discounted cash flow	Credit spread, in bp	111	1,261	412
			Recovery rate, in %	25	25	25
of which	135	Market comparable	Price, in %	16	100	36
of which government and public institutions	831
of which	468	Discounted cash flow	Credit spread, in bp	457	526	500
			Recovery rate, in %	25	40	30
of which	166	Market comparable	Price, in %	62	62	62
Other intangible assets (mortgage servicing rights)	244	–	–	–	–	–
Other assets	1,846
of which loans held-for-sale	1,619
of which	501	Discounted cash flow	Credit spread, in bp	117	381	243
			Recovery rate, in %	0	1	1
of which	1,026	Market comparable	Price, in %	0	180	91
Total level 3 assets at fair value	16,216
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 1Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	432	Option model	Correlation, in %		(3)	100	80
			Credit spread, in bp		140	203	179
			Mean reversion, in %	[2]	10	10	10
Trading liabilities	4,305
of which debt securities	1	–	–		–	–	–
of which equity securities	51	Vendor price	Price, in actuals		0	67	1
of which derivatives	4,253
of which interest rate derivatives	230	Option model	Correlation, in %		1	100	67
			Prepayment rate, in %		1	28	6
of which foreign exchange derivatives	122
of which	27	Discounted cash flow	Contingent probability, in %		0	0	0
			Credit spread, in bp		227	624	615
of which	12	Market comparable	Price, in %		100	100	100
of which	51	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	28	25
of which equity/index-related derivatives	1,697	Option model	Buyback probability, in %	[3]	50	100	74
			Correlation, in %		(50)	100	74
			Volatility, in %		0	368	51
of which credit derivatives	1,807
of which	1,265	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		1	2,711	612
			Default rate, in %		1	20	4
			Discount rate, in %		7	37	16
			Funding spread, in bp		100	173	136
			Loss severity, in %		25	95	67
			Prepayment rate, in %		0	10	5
			Recovery rate, in %		0	59	31
			Volatility, in %		87	145	102
of which	474	Market comparable	Price, in %		83	109	99
of which	12	Option model	Correlation, in %		50	57	55
			Credit spread, in bp		39	2,245	477
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 1Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Short-term borrowings	880
of which	87	Discounted cash flow	Credit spread, in bp		(40)	1,634	426
			Recovery rate, in %		35	40	40
of which	699	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(50)	100	66
			Fund gap risk, in %	[2]	0	1	0
			Volatility, in %		1	368	56
Long-term debt	10,735
of which structured notes over one year and up to two years	854
of which	50	Discounted cash flow	Credit spread, in bp		(40)	811	115
			Recovery rate, in %		25	25	25
of which	741	Option model	Buyback probability, in %	[3]	50	100	74
			Correlation, in %		(50)	100	73
			Fund gap risk, in %	[2]	0	1	0
			Volatility, in %		1	368	58
of which structured notes over two years	9,518
of which	696	Discounted cash flow	Credit spread, in bp		(40)	1,548	152
			Recovery rate, in %		25	60	34
of which	15	Market comparable	Price, in %		32	32	32
of which	8,695	Option model	Buyback probability, in %	[3]	50	100	74
			Correlation, in %		(60)	100	68
			Gap risk, in %	[2]	0	1	0
			Mean reversion, in %	[4]	(10)	0	(8)
			Volatility, in %		0	368	46
of which high-trigger instruments	5	–	–		–	–	–
of which non-recourse liabilities	154	Market comparable	Price, in %		0	98	31
Other liabilities	1,467	–	–		–	–	–
Total level 3 liabilities at fair value	17,819
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	474	Option model	Correlation, in %		0	100	77
			Credit spread, in bp		46	79	71
			Mean reversion, in %	[2]	10	10	10
Obligation to return securities received as collateral	1	–	–		–	–	–
Trading liabilities	3,854
of which equity securities	53	Vendor price	Price, in actuals		0	66	2
of which derivatives	3,801
of which interest rate derivatives	167	Option model	Correlation, in %		0	100	47
			Prepayment rate, in %		1	28	7
of which foreign exchange derivatives	98
of which	37	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		47	147	71
of which	12	Market comparable	Price, in %		100	100	100
of which	47	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		23	28	25
of which equity/index-related derivatives	1,921	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	66
			Volatility, in %		0	275	26
of which credit derivatives	1,211
of which	745	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		2	1,041	142
			Default rate, in %		1	20	4
			Discount rate, in %		8	27	15
			Funding spread, in %		100	154	122
			Loss severity, in %		29	85	69
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	40	31
of which	412	Market comparable	Price, in %		89	110	99
of which	23	Option model	Correlation, in %		49	50	49
			Credit spread, in bp		17	1,225	270
Short-term borrowings	997
of which	56	Discounted cash flow	Credit spread, in bp		(40)	937	138
			Recovery rate, in %		40	40	40
of which	847	Option model	Buyback probability, in %		50	100	70
			Correlation, in %		(50)	100	62
			Fund gap risk, in %	[4]	0	2	0
			Volatility, in %		1	275	39
Long-term debt	12,610
of which structured notes over one year and up to two years	891
of which	78	Discounted cash flow	Credit spread, in bp		(15)	3,206	246
			Recovery rate, in %		25	25	25
of which	813	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(50)	100	64
			Fund gap risk, in %	[4]	0	2	0
			Volatility, in %		1	275	36
of which structured notes over two years	11,458
of which	1,141	Discounted cash flow	Credit spread, in bp		(12)	1,260	40
			Recovery rate, in %		25	40	29
of which	22	Market comparable	Price, in %		43	46	43
of which	9,972	Option model	Buyback probability, in %	[3]	50	100	70
			Correlation, in %		(60)	100	63
			Gap risk, in %	[4]	0	2	0
			Mean reversion, in %	[2]	(55)	0	(7)
			Volatility, in %		0	275	26
of which high-trigger instruments	5	–	–		–	–	–
Other liabilities	1,385	–	–		–	–	–
Total level 3 liabilities at fair value	19,321
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investments in funds held in other investments principally involve private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
The following table pertains to investments in certain entities that calculate net asset value (NAV) per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	1Q20						4Q19
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	0		0		0	0	0		0		0	0
Equity funds	70		582	[1]	652	52	58		750	[2]	808	53
Equity funds sold short	0		(1)		(1)	0	0		(2)		(2)	0
Funds held in trading assets and trading liabilities	70		581		651	52	58		748		806	53
Debt funds	1		0		1	0	1		0		1	49
Equity funds	97		0		97	86	104		0		104	51
Real estate funds	168		0		168	39	183		0		183	36
Other private equity funds	12		0		12	11	35		0		35	25
Private equity funds	278		0		278	136	323		0		323	161
Debt funds	9		13		22	0	12		22		34	0
Equity funds	0		38		38	0	0		35		35	0
Other hedge funds	3		3		6	0	9		8		17	0
Hedge funds	12		54	[3]	66	0	21		65	[4]	86	0
Equity method investment funds	201		335		536	13	187		402		589	14
Funds held in other investments	491		389		880	149	531		467		998	175
Total fair value of investment funds and unfunded commitments	561	[5]	970	[6]	1,531	201	589	[7]	1,215	[8]	1,804	228
1
64% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 28% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 8% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
61% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 26% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13% is redeemable on a quarterly basis with a notice period of primarily more than 60 days.

3
85% of the redeemable fair value amount of hedge funds is redeemable on demand with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period of more than 60 days and 6% is redeemable on a monthly basis with a notice period of less than 30 days.

4
68% of the redeemable fair value amount of hedge funds is redeemable on demand with a notice period primarily of less than 30 days, 20% is redeemable on a quarterly basis with a notice period of more than 60 days and 12% is redeemable on a monthly basis with a notice period of less than 30 days.

5
Of the non-redeemable investment funds, CHF 13 million of the underlying assets are expected to receive distributions through liquidation in less than 1 year, CHF 80 million between 1 to 5 years, CHF 33 million in greater than 5 years and for CHF 435 million, the timing of liquidation is unknown.

6 CHF 4 million of the redeemable total fair value of investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.
7
Of the non-redeemable investment funds, CHF 19 million of the underlying assets are expected to receive distributions through liquidation in less than 1 year, CHF 108 million between 1 to 5 years, CHF 36 million in greater than 5 years and for CHF 426 million, the timing of liquidation is unknown.

8 CHF 13 million of the redeemable total fair value of investment funds had restrictions on redemptions, which have a redemption restriction of less than 1 year.

Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. Nonrecurring measurements reported are as of the end of the period, unless otherwise stated. The market value for loans held-for-sale and commitments held-for-sale is determined by benchmarking to comparable instruments.
The following table provides the fair value and the fair value hierarchy of all assets that were held as of 1Q20, for which a nonrecurring fair value measurement was recorded.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 1Q20	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	0	1	1
Other assets	0	115	127	242
of which loans held-for-sale	0	115	121	236
Total assets recorded at fair value on a nonrecurring basis	0	115	128	243
Liabilities (CHF million)
Other liablities	0	0	44	44
of which commitments held-for-sale	0	0	44	44
Total liabilities recorded at fair value on a nonrecurring basis	0	0	44	44

end of 4Q19
Assets (CHF million)
Other investments	0	0	1	1
Other intangible assets	0	0	10	10
Other assets	0	0	60	60
of which loans held-for-sale	0	0	29	29
of which real estate held-for-sale	0	0	26	26
Total assets recorded at fair value on a nonrecurring basis	0	0	71	71
Liabilities (CHF million)
Other liablities	0	0	22	22
of which commitments held-for-sale	0	0	22	22
Total liabilities recorded at fair value on a nonrecurring basis	0	0	22	22
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument that were held as of 1Q20, for which a nonrecurring fair value measurement was recorded.

Quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis
end of 1Q20	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
Assets (CHF million, except where indicated)
Other investments	1	–	–	–	–	–
Other assets	127
of which loans held-for-sale	121
of which	41	Discounted cash flow	Yield, in %	4.21	4.21	4.21
of which	80	Market comparable	Price, in %	71	92	88
Total level 3 assets measured at fair value on a nonrecurring basis	128
Liabilities (CHF million, except where indicated)
Other liabilities	44
of which commitments held-for-sale	44	Market comparable	Price, in %	71	98	88
Total level 3 liabilities measured at fair value on a nonrecurring basis	44
1 Weighted average is calculated based on the fair value of the instruments.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	1Q20			4Q19
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	88,511	88,399	112	85,556	85,463	93
Loans	14,273	15,609	(1,336)	12,662	13,104	(442)
Other assets [1]	10,858	13,528	(2,670)	9,710	12,006	(2,296)
Due to banks and customer deposits	(535)	(478)	(57)	(582)	(508)	(74)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(24,271)	(24,272)	1	(10,715)	(10,719)	4
Short-term borrowings	(10,084)	(11,443)	1,359	(11,333)	(11,187)	(146)
Long-term debt	(60,360)	(70,104)	9,744	(70,331)	(72,126)	1,795
Other liabilities	(812)	(1,759)	947	(709)	(1,681)	972

Non-performing and non-interest-earning loans [2]	673	3,461	(2,788)	543	3,235	(2,692)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	1Q20		1Q19
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	(10)	[1]	12	[1]
of which related to credit risk	(14)		8
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	496	[2]	785	[2]
Other investments	123	[1]	68	[1]
of which related to credit risk	2		0
Loans	(620)	[1]	329	[2]
of which related to credit risk	(805)		77
Other assets	71	[2]	202	[2]
of which related to credit risk	(230)		60
Due to banks and customer deposits	(25)	[1]	(14)	[1]
of which related to credit risk	(1)		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(62)	[2]	(228)	[2]
Short-term borrowings	(176)	[1]	(545)	[1]
of which related to credit risk	2		(2)
Long-term debt [3]	6,967	[1]	(3,949)	[1]
of which related to credit risk	9		1
Other liabilities	(152)	[1]	66	[1]
of which related to credit risk	(160)		36
1 Primarily recognized in trading revenues.
2 Primarily recognized in net interest income.
3 Prior period has been corrected.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q20	Cumulative	1Q19		1Q20	1Q19
Financial instruments (CHF million)
Customer deposits	38	(30)	(26)		0	0
Short-term borrowings	2	(52)	0		0	0
Long-term debt	4,960	2,289	(1,167)		77	30
of which treasury debt over two years	3,026	1,977	(422)		0	0
of which structured notes over two years	1,553	77	(634)		77	30
Total	5,000	2,207	(1,193)		77	30
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,365	0	19,365	0	19,365
Investment securities	96	96	0	0	96
Loans	284,873	0	278,673	15,377	294,050
Other financial assets [1]	137,856	118,864	18,285	578	137,727
Financial liabilities
Due to banks and customer deposits	411,298	206,717	204,459	0	411,176
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,179	0	21,179	0	21,179
Short-term borrowings	17,845	0	17,856	0	17,856
Long-term debt	84,563	0	80,957	1,023	81,980
Other financial liabilities [2]	17,215	0	16,804	383	17,187
4Q19 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,441	0	21,441	0	21,441
Loans	280,568	0	278,337	11,562	289,899
Other financial assets [1]	114,543	101,600	12,225	720	114,545
Financial liabilities
Due to banks and customer deposits	396,867	189,419	207,453	0	396,872
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,818	0	16,818	0	16,818
Short-term borrowings	17,052	0	17,052	0	17,052
Long-term debt	81,674	0	83,018	1,123	84,141
Other financial liabilities [2]	15,867	0	15,705	168	15,873
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

31 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q20	4Q19
CHF million
Total assets pledged or assigned as collateral	130,994	133,333
of which encumbered	57,388	69,681
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q20	4Q19
CHF million
Fair value of collateral received with the right to sell or repledge	384,103	412,765
of which sold or repledged	170,340	185,935
32 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2019 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.3 billion.
In 1Q20, the Group recorded net litigation provisions of CHF 66 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Bank loan litigation
On April 24, 2020, in the Texas state court case brought by entities related to Highland Capital Management LP (Highland) against Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates, the Texas Supreme Court issued a ruling on the parties’ appeals related to the trial court’s judgment in favor of the plaintiff entered on September 4, 2015. The Texas Supreme Court reversed the portion of the trial court’s judgment related to the bench trial held in May and June 2015, thereby dismissing plaintiff’s breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately USD 212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claim for fraudulent inducement by affirmative misrepresentation. The Texas Supreme Court remanded the case back to the trial court for further proceedings related to the calculation of damages.
Rates-related matters
Civil litigation
USD ICE LIBOR litigation
On March 26, 2020, in the consolidated putative class action brought in the US District Court for the Southern District of New York (SDNY) alleging that panel banks suppressed US dollar Intercontinental Exchange (ICE) LIBOR to benefit defendants’ trading positions, the SDNY granted defendants’ motion to dismiss. On April 24, 2020, plaintiffs filed a notice of appeal.
SSA bonds litigation
On March 18, 2020, in the consolidated class action litigation relating to supranational, sub-sovereign and agency (SSA) bonds, the SDNY issued an additional opinion granting the motion to dismiss the second amended complaint for failure to state a claim made by CSS LLC and certain other defendants.
Government-sponsored entity bonds litigation
On April 1, 2020, Credit Suisse AG and CSS LLC, along with other financial institutions, were named in a civil action in the US District Court of the Eastern District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities.
OTC trading cases
On April 3, 2020, in the civil action filed in the SDNY by Tera Group, Inc. and related entities alleging violations of antitrust law by credit default swap dealers, defendants filed a motion to dismiss.
On April 21, 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds.
ETN-related litigation
On April 28, 2020, in the class action in the SDNY brought on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs), the SDNY granted defendants’ motion to dismiss and dismissed all claims against the defendants.

33 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 1Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	740	3,542		4,282	353		(340)	4,295
Interest expense	(832)	(1,914)		(2,746)	(356)		341	(2,761)
Net interest income	(92)	1,628		1,536	(3)		1	1,534
Commissions and fees	802	2,118		2,920	5		2	2,927
Trading revenues	120	758		878	6		43	927
Other revenues	495	(44)		451	1,303	[2]	(1,366)	388
Net revenues	1,325	4,460		5,785	1,311		(1,320)	5,776
Provision for credit losses	9	559		568	0		0	568
Compensation and benefits	591	1,466		2,057	8		251	2,316
General and administrative expenses	453	1,269		1,722	(12)		(364)	1,346
Commission expenses	55	290		345	0		0	345
Total other operating expenses	508	1,559		2,067	(12)		(364)	1,691
Total operating expenses	1,099	3,025		4,124	(4)		(113)	4,007
Income/(loss) before taxes	217	876		1,093	1,315		(1,207)	1,201
Income tax expense/(benefit)	6	(132)		(126)	1		15	(110)
Net income/(loss)	211	1,008		1,219	1,314		(1,222)	1,311
Net income/(loss) attributable to noncontrolling interests	(4)	10		6	0		(9)	(3)
Net income/(loss) attributable to shareholders	215	998		1,213	1,314		(1,213)	1,314
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	211	1,008		1,219	1,314	(1,222)	1,311
Gains/(losses) on cash flow hedges	0	226		226	0	(1)	225
Foreign currency translation	(92)	(496)		(588)	0	(8)	(596)
Unrealized gains/(losses) on securities	0	(2)		(2)	0	0	(2)
Actuarial gains/(losses)	2	0		2	0	71	73
Net prior service credit/(cost)	0	1		1	0	(35)	(34)
Gains/(losses) on liabilities related to credit risk	129	4,060		4,189	159	2	4,350
Other comprehensive income/(loss), net of tax	39	3,789		3,828	159	29	4,016
Comprehensive income/(loss)	250	4,797		5,047	1,473	(1,193)	5,327
Comprehensive income/(loss) attributable to noncontrolling interests	(4)	5		1	0	(5)	(4)
Comprehensive income/(loss) attributable to shareholders	254	4,792		5,046	1,473	(1,188)	5,331
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	998	3,823		4,821	300		(303)	4,818
Interest expense	(1,062)	(2,211)		(3,273)	(313)		300	(3,286)
Net interest income	(64)	1,612		1,548	(13)		(3)	1,532
Commissions and fees	704	1,875		2,579	6		27	2,612
Trading revenues	205	651		856	(10)		(6)	840
Other revenues	484	(32)		452	777	[2]	(826)	403
Net revenues	1,329	4,106		5,435	760		(808)	5,387
Provision for credit losses	6	75		81	0		0	81
Compensation and benefits	732	1,572		2,304	18		196	2,518
General and administrative expenses	449	1,296		1,745	(7)		(325)	1,413
Commission expenses	51	263		314	0		(1)	313
Total other operating expenses	500	1,559		2,059	(7)		(326)	1,726
Total operating expenses	1,232	3,131		4,363	11		(130)	4,244
Income/(loss) before taxes	91	900		991	749		(678)	1,062
Income tax expense/(benefit)	40	322		362	0		(49)	313
Net income/(loss)	51	578		629	749		(629)	749
Net income/(loss) attributable to noncontrolling interests	0	3		3	0		(3)	0
Net income/(loss) attributable to shareholders	51	575		626	749		(626)	749
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	51	578		629	749	(629)	749
Gains/(losses) on cash flow hedges	0	48		48	(2)	0	46
Foreign currency translation	176	11		187	3	9	199
Unrealized gains/(losses) on securities	0	15		15	0	(1)	14
Actuarial gains/(losses)	2	2		4	0	56	60
Net prior service credit/(cost)	0	0		0	0	(24)	(24)
Gains/(losses) on liabilities related to credit risk	(37)	(985)		(1,022)	(29)	(70)	(1,121)
Other comprehensive income/(loss), net of tax	141	(909)		(768)	(28)	(30)	(826)
Comprehensive income/(loss)	192	(331)		(139)	721	(659)	(77)
Comprehensive income/(loss) attributable to noncontrolling interests	1	9		10	0	(8)	2
Comprehensive income/(loss) attributable to shareholders	191	(340)		(149)	721	(651)	(79)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q20	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,227	115,162		118,389	341	442	119,172
Interest-bearing deposits with banks	9	835		844	487	(419)	912
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	32,717	75,159		107,876	0	0	107,876
Securities received as collateral	1,834	26,821		28,655	0	0	28,655
Trading assets	29,170	121,708		150,878	0	(80)	150,798
Investment securities	0	1,163		1,163	32,682	(32,681)	1,164
Other investments	609	5,215		5,824	55,078	(55,044)	5,858
Net loans	12,055	298,315		310,370	0	(7,696)	302,674
Goodwill	711	3,192		3,903	0	701	4,604
Other intangible assets	251	28		279	0	0	279
Brokerage receivables	30,104	32,791		62,895	0	(2)	62,893
Other assets	14,899	29,821		44,720	570	1,991	47,281
Total assets	125,586	710,210		835,796	89,158	(92,788)	832,166
Liabilities and equity (CHF million)
Due to banks	134	25,259		25,393	1,759	(1,758)	25,394
Customer deposits	1	391,102		391,103	0	(1,198)	389,905
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,335	38,210		45,545	0	(94)	45,451
Obligation to return securities received as collateral	1,834	26,821		28,655	0	0	28,655
Trading liabilities	10,502	34,380		44,882	0	(5)	44,877
Short-term borrowings	9,913	18,498		28,411	0	(482)	27,929
Long-term debt	44,797	99,307		144,104	38,263	(37,444)	144,923
Brokerage payables	23,797	20,376		44,173	0	(2)	44,171
Other liabilities	10,148	21,424		31,572	461	55	32,088
Total liabilities	108,461	675,377		783,838	40,483	(40,928)	783,393
Total shareholders' equity	17,075	34,207		51,282	48,675	(51,282)	48,675
Noncontrolling interests	50	626		676	0	(578)	98
Total equity	17,125	34,833		51,958	48,675	(51,860)	48,773

Total liabilities and equity	125,586	710,210		835,796	89,158	(92,788)	832,166
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2019	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,642	98,402		101,044	277	558	101,879
Interest-bearing deposits with banks	10	663		673	489	(421)	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,905	80,092		106,997	0	0	106,997
Securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading assets	35,339	118,556		153,895	1	(99)	153,797
Investment securities	0	1,004		1,004	32,853	(32,851)	1,006
Other investments	621	5,013		5,634	49,780	(49,748)	5,666
Net loans	11,907	292,118		304,025	0	(7,246)	296,779
Goodwill	715	3,245		3,960	0	703	4,663
Other intangible assets	276	15		291	0	0	291
Brokerage receivables	17,012	18,636		35,648	0	0	35,648
Other assets	12,843	24,226		37,069	625	1,915	39,609
Total assets	111,191	679,268		790,459	84,025	(87,189)	787,295
Liabilities and equity (CHF million)
Due to banks	63	16,679		16,742	2,287	(2,285)	16,744
Customer deposits	1	384,949		384,950	0	(1,167)	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	5,799	21,842		27,641	0	(108)	27,533
Obligation to return securities received as collateral	2,921	37,298		40,219	0	0	40,219
Trading liabilities	8,468	29,718		38,186	0	0	38,186
Short-term borrowings	8,720	20,149		28,869	0	(484)	28,385
Long-term debt	43,821	107,179		151,000	37,596	(36,591)	152,005
Brokerage payables	15,213	10,470		25,683	0	0	25,683
Other liabilities	9,414	20,992		30,406	498	139	31,043
Total liabilities	94,420	649,276		743,696	40,381	(40,496)	743,581
Total shareholders' equity	16,713	29,407		46,120	43,644	(46,120)	43,644
Noncontrolling interests	58	585		643	0	(573)	70
Total equity	16,771	29,992		46,763	43,644	(46,693)	43,714

Total liabilities and equity	111,191	679,268		790,459	84,025	(87,189)	787,295
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CDX	Credit default swap index
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
E
EAD	Exposure at default
ECB	European Central Bank
ESR	Enterprise Strategy Risk
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
GDP	Gross domestic product
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IFRS	International Financial Reporting Standard
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
IT	Information technology
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OIS	Overnight Indexed Swap
OTC	Over-the-counter
P
PD	Probability of Default
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RoTE	Return on tangible equity
RWA	Risk-weighted assets
S
SA-CCR	Standardized approach for counterparty credit risk
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of			Average in
	1Q20	4Q19	1Q19	1Q20	4Q19	1Q19
1 USD / CHF	0.96	0.97	1.00	0.97	0.99	0.99
1 EUR / CHF	1.06	1.09	1.12	1.07	1.10	1.13
1 GBP / CHF	1.20	1.27	1.30	1.25	1.27	1.30
100 JPY / CHF	0.89	0.89	0.90	0.89	0.91	0.90
Share data
in / end of	1Q20		2019		2018		2017
Share price (common shares, CHF)
Average	11.41		12.11		15.17		15.11
Minimum	6.61		10.59		10.45		13.04
Maximum	13.67		13.54		18.61		17.84
End of period	8.00		13.105		10.80		17.40
Share price (American Depositary Shares, USD)
Average	11.64		12.15		15.50		15.35
Minimum	6.67		10.74		10.42		13.37
Maximum	14.02		13.63		19.98		18.02
End of period	8.09		13.45		10.86		17.85
Market capitalization
Market capitalization (CHF million)	19,582	[1]	32,451		27,605		44,475
Dividend per share (CHF)
Dividend per share	–		0.1388	[2]	0.2625	[3]	0.25	[3]
1 Excludes shares held as part of the share repurchase programs.
2 Refer to "Dividend proposal" in I – Credit Suisse results – Credit Suisse – Other information for further information.
3 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of May 6, 2020	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Positive
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A	Positive
Credit Suisse AG
Moody's	P-1	A1	Positive
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Negative

Financial calendar and contacts
Financial calendar
Second quarter results 2020	Thursday, July 30, 2020

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2019 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a glance is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 outbreak, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520124 English / 229006E